As filed with the Securities and Exchange Commission on May 14, 2004
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Sybari Software, Inc.

(Exact name of registrant as specified in its charter)

Delaware	7372	11-3264224
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification number)

353 Larkfield Road

East Northport, New York 11731
(631) 630-8500
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Robert G. Wallace

Chief Executive Officer
Sybari Software, Inc.
353 Larkfield Road
East Northport, New York 11731
(631) 630-8500
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Julie M. Allen, Esq. Brian B. Margolis, Esq. Proskauer Rose LLP 1585 Broadway New York, New York 10036 (212) 969-3000	Mark G. Borden, Esq. Stuart R. Nayman, Esq. Hale and Dorr LLP 300 Park Avenue New York, New York 10022 (212) 937-7200

    Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of	Proposed Maximum	Amount of
Securities to be Registered	Aggregate Offering Price(1)	Registration Fee(2)

Common Stock, par value $0.01 per share	$57,500,000	$7,285.25

(1)	Estimated solely for purpose of calculating the registration fee for this offering in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Dated May 14, 2004
                                                               Shares

Common Stock

We are selling                      shares of common stock. This is an initial public offering of shares of our common stock. Prior to this offering, there has been no public market for the common stock of Sybari Software, Inc. We currently estimate that the initial public offering price of our common stock will be between $          and $           per share. See “Underwriting” for a discussion of the factors to be considered in determining the initial public offering price. We intend to apply for the listing of our common stock on the Nasdaq National Market under the symbol “SYBI.”

Our business and an investment in our common stock involve significant risks. These risks are described under the caption “Risk Factors” beginning on page 5 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Sybari Software	$	$

The underwriters may also purchase up to                      shares of our common stock from us and up to           shares from the selling stockholder identified elsewhere in this prospectus at the public offering price, less underwriting discounts and commissions, to cover over-allotments. We will not receive any of the proceeds from the sale of shares by the selling stockholder.

The underwriters expect to deliver the shares in New York, New York on                     , 2004.

SG Cowen & Co.

Wachovia Securities

Raymond James

                    , 2004

Enterprise protection for mission-critical messaging and collaboration servers

Internet
Worms
Viruses
Spam
External Firewall
IM & Documents
Public Instant Messaging Server
E-Mail
SMTP Server
Internal Firewall
Confidential Info
Collaboration
Internal Instant Messaging Server
Intranet Server
IM & Documents
E-Mail
E-Mail Routing Server
E-Mail Mailbox Server
E-Mail

Sybari

Enterprise protection for mission-critical messaging and collaboration servers

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. We are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

PROSPECTUS SUMMARY

      This summary highlights the information contained elsewhere in this prospectus. This summary may not contain all the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed in the “Risk Factors” section of this prospectus and our consolidated financial statements and the related notes appearing at the end of this prospectus.

Company Overview

      We are a global provider of antivirus, anti-spam and content filtering security software products. Our server-based products are used in electronic messaging and collaboration environments to protect organizations from viruses, spam and the transmission of other forms of inappropriate content. These threats compromise the integrity of networks, endanger mission-critical applications and information, absorb network and human resources and expose organizations to increased expenses and other liabilities. Our products integrate multiple third-party antivirus and anti-spam technologies with content filtering and policy enablement tools to strengthen the security of complex electronic messaging and collaboration systems.

      We sell our products primarily to enterprises and governmental entities, either directly or through third-party resellers. We have established reseller relationships with leading systems integrators. As of December 31, 2003, we had approximately 9,000 customers, representing over 9,000,000 end-user mailboxes. Our customers typically purchase 24-month subscription license and maintenance agreements for our products. As a result, we benefit from a recurring revenue stream.

      We commenced operations in 1995 and released our first product, Antigen for Lotus Notes, in October of that year. We released our second product, Antigen for Microsoft Exchange, in late 1998. We have historically derived substantially all of our revenues from sales of these products, which protect email servers from viruses. In 2003, we released five new products that defend organizations against spam, guard additional points of network vulnerability and protect other types of electronic messaging and collaboration environments. We currently offer the following seven products:

•	Antigen for Microsoft Exchange;

•	Antigen for Lotus Domino;

•	Antigen for Microsoft SharePoint;

•	Antigen for SMTP Gateway;

•	Antigen for Instant Messaging;

•	Sybari Spam Manager; and

•	Advanced Spam Defense.

Industry Overview

      Electronic messaging has become ubiquitous because it facilitates communication and the exchange of information in a timely and cost-effective manner. Although electronic messaging and other collaboration applications provide significant efficiencies, they also expose enterprises to viruses, spam, the transmission of malicious or inappropriate content and the unauthorized distribution of confidential information. Organizations must effectively manage these threats in order to continue to realize the benefits of electronic messaging and collaboration applications. We believe that these considerations are driving the market for antivirus, anti-spam and content filtering products. International Data Corporation, or IDC, estimates that the global market for antivirus products that protect Internet gateways and email servers will grow from approximately $484 million in 2002 to approximately $1.6 billion by 2007, and the global market for messaging security applications, which includes anti-spam and content filtering products but excludes antivirus products, will grow from approximately $236 million in 2002 to approximately $1.1 billion by 2007.

Our Solution

      We believe that the following features distinguish our products from competing products:

      Multiple Scanning Technologies. Our antivirus products combine the benefits of multiple scanning engines provided through our license agreements with leading scanning engine developers. We believe that integrating multiple scanning engines in one product reduces the risk that a virus will infect our customers’ networks and provides our customers with a more reliable and flexible product.

      Real-Time Scanning Technology. Our products scan electronic messages in real time without storing them to a temporary folder. By avoiding this interim storage step typically required by traditional antivirus, anti-spam and content filtering products, our products decrease email delays and reduce demand on network resources.

      Adaptability to Migrating Network Environments. Our Antigen products can be applied uniformly to different versions of Microsoft Exchange or Lotus Domino, unlike traditional products that typically require network administrators to deploy and manage different products for each server version in their networks.

      Scalability. Antigen combines enterprise-level scalability and simplified administration, making it deployable in single-server offices as well as in global organizations running hundreds of servers.

      Superior Customer Service. We believe that our customer service model, in which our highly trained customer service engineers work closely with our development staff, allows us to provide more timely and effective technical support to our customers.

Our Strategy

      Our objective is to be the leading provider of security software products focused on electronic messaging and collaboration environments. To achieve this goal, we are pursuing the following strategies:

•	continue to acquire new customers through a growing distribution infrastructure;

•	renew existing subscriptions and cross-sell new products to our existing customers;

•	maintain our focus on electronic messaging and collaboration environments;

•	leverage our strategic reseller relationships with systems integrators; and

•	capitalize on our focus on Microsoft technology.

Company Information

      We were originally incorporated in the State of New York in March 1995 under the name Sybari Software Incorporated and changed our name to Sybari Software Inc. in September 2000. We reincorporated in the State of Delaware in April 2004 under the name Sybari Software, Inc. Our principal executive offices are located at 353 Larkfield Road, East Northport, New York 11731. Our telephone number is (631) 630-8500. The address of our website is www.sybari.com. Information contained on our website does not constitute part of this prospectus.

      Sybari® and Antigen® are our registered trademarks. Each of the other trademarks, tradenames or service marks appearing in this prospectus belongs to its respective holder.

      In this prospectus, unless otherwise stated or the context otherwise requires, references to “Sybari,” “we,” “us,” “our” and similar references refer to Sybari Software, Inc. and its subsidiaries.

The Offering

Common stock offered by us	shares

Common stock offered by the selling stockholder	shares if the underwriters exercise their over-allotment option in full

Common stock to be outstanding after this offering	shares

Use of proceeds	We will use approximately $ million of the net proceeds of this offering to repay our subordinated debt, to redeem our series A redeemable preferred stock and to pay accrued dividends on our series A redeemable preferred stock and our series B redeemable convertible preferred stock.

We intend to use the balance of the proceeds for general corporate purposes, including working capital needs and potential strategic acquisitions and investments. See “Use of Proceeds.”

Proposed Nasdaq National Market symbol	SYBI

      The number of shares of our common stock to be outstanding after this offering is based on 20,002,500 shares of common stock outstanding as of May 1, 2004. Except as otherwise stated, the common stock information we present in this prospectus:

•	excludes 539,000 shares of common stock issuable upon exercise of options outstanding as of May 1, 2004 at a weighted average exercise price of $3.67 per share;

•	excludes an additional shares of common stock reserved for issuance under our stock option plan and employee stock purchase plan adopted in connection with this offering;

•	gives effect to the automatic conversion of all outstanding shares of our series B redeemable convertible preferred stock into 5,000,000 shares of our common stock upon completion of this offering;

•	assumes no exercise of stock options after May 1, 2004; and

•	assumes no exercise of the underwriters’ over-allotment option.

Summary Financial Data

      We present our summary financial data in the following table to aid you in your analysis of a potential investment in our common stock. You should read this data in conjunction with the “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus and our consolidated financial statements and the related notes appearing at the end of this prospectus. Our historical results are not necessarily indicative of results for any future period. The pro forma net loss attributable to common stockholders per common share gives effect to the automatic conversion of all outstanding shares of our series B redeemable convertible preferred stock into 5,000,000 shares of our common stock upon the completion of this offering as if it had occurred on January 1, 2003. Accordingly, pro forma net loss attributable to common stockholders per common share excludes the accretion of the series B redeemable convertible preferred stock dividends and beneficial conversion feature. The pro forma balance sheet data in the table below reflects our capitalization as of December 31, 2003 with adjustments for the automatic conversion of all outstanding shares of our series B redeemable convertible preferred stock into 5,000,000 shares of our common stock upon the completion of this offering. The pro forma as adjusted data in the table below further reflects our sale of                 shares of our common stock in this offering at an assumed initial public offering price of $           per share, after deducting the estimated underwriting discounts and commissions and our estimated offering expenses and our application of a portion of the estimated net proceeds to:

•	repay $15.0 million in outstanding indebtedness, which had a carrying value of $13.3 million as of December 31, 2003;

•	redeem for $5.0 million all outstanding shares of our series A redeemable preferred stock, which had a carrying value of $5.1 million as of December 31, 2003; and

•	pay approximately $ million of accrued dividends on our series A redeemable preferred stock and our series B redeemable convertible preferred stock.

	Year Ended December 31,

	2001	2002	2003

	(in thousands, except share and per
	share data)
Consolidated Statements of Operations Data:
License and maintenance revenues	$15,880	$30,916	$38,263
Total operating expenses	$20,177	$25,923	$30,792
Income (loss) from operations	$(7,766)	$(753)	$1,692
Net loss	$(3,322)	$(2,470)	$(445)
Net loss attributable to common stockholders	$(4,617)	$(4,215)	$(2,464)
Basic and diluted net loss attributable to common stockholders per common share	$(0.28)	$(0.28)	$(0.16)

Weighted average shares used to compute net loss attributable to common stockholders per common share — basic and diluted	16,205,479	15,000,000	15,001,057

Pro forma basic and diluted net loss attributable to common stockholders per common share			$(0.06)

Weighted average shares used to compute pro forma net loss attributable to common stockholders per common share — basic and diluted			20,001,057

	As of December 31, 2003

			Pro Forma
			As
	Actual	Pro Forma	Adjusted

	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$10,236	$10,236	$
Total assets	$40,352	$40,352	$
Subordinated notes payable, net	$13,345	$13,345		$—
Series A redeemable preferred stock, net	$5,054	$5,054		$—
Series B redeemable convertible preferred stock, net	$14,739	$—		$—
Total stockholders’ equity (deficit)	$(49,829)	$(35,090)	$

RISK FACTORS

      An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision. We face risks and uncertainties in addition to those described below. Additional risks and uncertainties that we are unaware of, or that we currently consider to be immaterial, may become important factors that harm our business, financial condition or results of operations in the future. If any of the following risks actually occurs, our business, financial condition or results of operations could materially suffer. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We derive substantially all of our revenues from subscriptions for our Antigen for Microsoft Exchange and Antigen for Lotus Domino products, and our operating results would be seriously impaired if our revenues from these products were to decline.

      We have historically derived substantially all of our revenues from subscriptions for Antigen for Microsoft Exchange and Antigen for Lotus Domino products, which we consider to be our core products. We expect to continue to derive a substantial portion of our revenues from these core products for the foreseeable future. As a result, if for any reason our revenues from these core products decline or do not increase as rapidly as we anticipate, our operating results and our prospects for growth will be significantly impaired. If our core products fail to meet the needs of our existing and target customers, or if they do not compare favorably in price and performance to competing products, our business will suffer.

Most of our products are designed to protect Microsoft servers. Accordingly, we are dependent on Microsoft, which exposes us to risks, particularly if Microsoft chooses to compete with us in the future.

      We derive a substantial portion of our revenues from products designed to protect Microsoft electronic messaging and collaboration server environments. Microsoft could make changes to its servers that render our products incompatible or otherwise less effective in protecting its servers. Furthermore, other industry participants could develop products that challenge Microsoft’s market share in the electronic messaging and collaboration server market, and our products may not be compatible with or otherwise effective in protecting those products. If our products become incompatible with or otherwise ineffective at protecting one or more electronic messaging and collaboration server products with significant market share, we could incur substantial costs and expend significant capital and other resources to adapt our products. Any failure by us to adapt our products could result in significant harm to our business. Furthermore, Microsoft may choose to compete with us in the future. For example, Microsoft announced in November 2003 that it will deploy spam-filtering technology in its electronic messaging servers, including Exchange Server. Microsoft’s introduction of its own anti-spam technology could harm our business by reducing demand for our products.

Our future success depends on our existing customers renewing and purchasing additional subscriptions for Antigen and our new products. If we do not succeed in selling renewal subscriptions or our new products, our business may suffer.

      Our future success depends in part on achieving substantial revenues from customer renewals for subscriptions for our Antigen for Microsoft Exchange and Antigen for Lotus Domino products. Subscriptions for our products typically have a 24-month term. Our customers have no obligation to renew their subscriptions upon expiration. Furthermore, the rate we charge customers for renewal subscriptions typically is less than the rate paid by our customers for original subscriptions.

      Our future success also depends on our ability to sell incremental subscriptions for our core products and to cross-sell new products to existing customers. Our up-selling and cross-selling strategy could lengthen our sales cycle and may require increasingly costly sales efforts targeting senior and other personnel responsible for our customers’ technology infrastructure. If we are not successful in selling renewal subscriptions, selling incremental subscriptions and cross-selling our new products, we may be unable to increase or maintain our revenues.

We have a history of losses, and we cannot assure you that we will achieve or sustain profitability. If we fail to do so, our stock price may decline.

      We incurred net losses of $3.3 million for 2001, $2.5 million for 2002 and $0.4 million for 2003. We expect that our operating expenses will increase substantially in the future as we expand our selling and marketing activities, increase our new product development efforts and hire additional personnel, as well as comply with the requirements related to being a public company. While we recognize most of our revenues ratably over the term of subscription license and maintenance agreements with our customers, which is typically 24 months, we recognize many of our expenses as they are incurred. Consequently, increased operating expenses may result in net losses and decreases in our working capital even as subscription revenues increase. Furthermore, we may not be able to reduce our operating expenses immediately following a decline in the booking of new subscriptions or following a decline in our revenues, if either were to occur. For these reasons, we may not be able to achieve profitability on a quarterly or annual basis. If we are not able to achieve and sustain profitability, our stock price may decline.

Sales to customers outside the United States and Canada have accounted for a significant portion of our revenues, and we expect this trend to continue, which exposes us to risks inherent in international sales, particularly foreign currency exchange rate fluctuations.

      Sales to customers outside the United States and Canada accounted for approximately 27% of our revenues in 2001, approximately 36% of our revenues in 2002 and approximately 48% of our revenues in 2003. As a key component of our business strategy, we intend to expand our international sales efforts. However, we may not be successful in these efforts. Our international operations and sales subject us to risks and challenges that we would otherwise not face if we conducted our business only in the United States. The risks and challenges associated with international operations and sales to international customers include:

•	dependence on third parties to market our products through foreign sales channels;

•	localization of our products;

•	difficulties related to entering new and unfamiliar markets;

•	laws and business practices favoring local competitors;

•	compliance with multiple, conflicting and changing foreign laws and regulations, including tax, privacy and data protection laws and regulations;

•	doing business in jurisdictions where third parties are not subject to laws that protect our intellectual property rights, or where enforcement or infringement of intellectual property rights is not common or effective;

•	difficulties in staffing and managing foreign operations;

•	different pricing environments; and

•	regional economic and political conditions.

      Any reduction in international sales, or our failure to further develop our international distribution channels, could have a material adverse effect on our business, results of operations and financial condition and our prospects for growth.

      In addition, our international subscriptions are generally denominated in the local currencies of our customers. As we recognize the revenues from these subscriptions over their terms, we translate these revenues into U.S. dollars at the then-prevailing foreign exchange rates. As a result, decreases in the value of the U.S. dollar relative to these local currencies may result in an increase in our revenues that is higher than the true growth rate of our international sales. In addition, increases in the value of the U.S. dollar relative to these local currencies may result in substantially decreased revenues. We do not currently engage in currency hedging activities to limit the risk of exchange rate fluctuations.

Our internal controls over financial reporting may be insufficient to detect in a timely manner misstatements that could occur in our financial statements in amounts that may be material.

      In connection with their audit of our financial statements for the years ended December 31, 2001 and December 31, 2002, our independent auditors reported a material weakness in our internal controls over financial reporting. A material weakness is a reportable condition in which the design or operation of one or more internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

      The material weakness reported for 2001 and 2002 related to the communication between our sales and accounting departments. We have taken steps to improve the controls in this area, including our hiring of a Vice President of Finance and Chief Accounting Officer, who will monitor and evaluate internal compliance with our newly established procedures. In connection with their audit of our financial statements for the year ended December 31, 2003, our independent auditors did not report any material weaknesses in our internal controls. However, we may experience reportable conditions and material weaknesses in the future, which, if not remediated, may render us unable to detect in a timely manner misstatements that could occur in our financial statements in amounts that may be material.

A decline in prices for antivirus and anti-spam software products could force us to lower the subscription fees we charge our customers.

      The market for enterprise antivirus and anti-spam software products is intensely competitive, which has and may continue to result in declining prices for these products. Many of our competitors provide broad suites of security software products and historically have offered antivirus and anti-spam features as components of broader product suites. In the context of broader product suites, our competitors have the capacity to reduce prices below the point at which they would make a profit on the antivirus and anti-spam components. If competitive pressures force us to reduce our subscription prices and increases in sales volume do not occur or are otherwise inadequate to offset any price declines, our revenues would decline. Accordingly, our future success will depend in part on our ability to offer a functionally superior product for which our customers are willing to pay a premium and to introduce new products that are less sensitive to price pressure than our competitors’ products.

Competition in our industry is intense and is likely to continue to increase, which could result in price reductions, decreased customer orders, reduced product margins and loss of market share, any of which could harm our business.

      The markets for our products are intensely competitive and rapidly changing. Our competitors vary in size and in the scope and breadth of the products and services they offer. We encounter competition for our current products from a number of sources, all of which offer security software products and many of which offer a broader range of products than we do. We also expect that competition will increase as a result of software industry consolidation, particularly the acquisition of any of our competitors by larger enterprises. Our competitors include Network Associates, Symantec, Trend Micro and other vendors. We also compete on occasion with the vendors of our scanning engines, some of which also offer antivirus solutions for electronic messaging and collaboration environments. Many of our current and potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, engineering, technical, marketing and other resources than we do. As a result, these companies may be able to respond more quickly to new or emerging technologies and changes in customer demands or to devote greater resources to the development, promotion and sale of their products than we can.

      Furthermore, current competitors have established, or potential competitors or current partners such as Microsoft may establish, cooperative relationships among themselves or with third parties to increase their market share. Accordingly, it is possible that new competitors or alliances among competitors may be formed and acquire significant market share. We expect that the security software market will continue to attract new competitors and new technologies, possibly involving alternative technologies that are more sophisticated and cost-effective than our technology. In addition, some of our customers and potential customers may buy security software products from our competitors and, to the extent that they prefer to purchase all of their security software from one vendor, may choose not to renew or enter into new subscriptions with us. We may not be able to compete successfully against current or future competitors. If we do not adequately respond to competitive pressures, our business, financial condition and results of operations could be harmed.

Because we recognize revenues from subscriptions for our products ratably over the term of the subscriptions, downturns in sales may not be immediately reflected in our revenues.

      We expect that most of our revenues for the foreseeable future will be derived from subscriptions for our products. Upon execution of a subscription license and maintenance agreement, we generally invoice our customers in full for the term of the agreement. We then recognize the associated revenues ratably over the term of the agreement, which is typically 24 months. As a result, a majority of the revenues that we report in each quarter reflects the recognition of deferred revenues from subscription license and maintenance agreements entered into and paid for during previous quarters. Because of this revenue recognition policy, the revenues that we report in any quarter or series of quarters may not reflect significant downturns in subscription sales that we may have already experienced in these quarters.

Our quarterly operating results may fluctuate significantly, and these fluctuations may cause our stock price to fall.

      Our quarterly operating results have varied significantly in the past, and will likely vary in the future, primarily as a result of fluctuations in our revenues and operating expenses. We may not be able to curtail our spending quickly enough if our revenues fall short of our expectations. We expect that our operating expenses will increase substantially in the future as we expand our selling and marketing activities, increase our new product development efforts and hire additional personnel, as well as comply with the requirements related to being a public company. In addition, our operating results historically have fluctuated, and may continue to fluctuate in the future, as the result of the factors described below and elsewhere in this prospectus:

•	our ability to renew and increase subscriptions sold to existing customers, attract new customers, cross-sell our products and satisfy our customers’ requirements;

•	changes in our pricing policies;

•	fluctuations in foreign currency exchange rates;

•	the introduction of new features to our products;

•	the rate of expansion and effectiveness of our sales force;

•	the length of the sales cycle for our products;

•	new product and service introductions by our competitors;

•	concentration of marketing expenses for activities, such as trade shows and advertising campaigns;

•	concentration of general and administrative expenses, such as recruiting expenses and professional services fees;

•	concentration of research and development costs;

•	concentration of expenses associated with commissions earned on sales of subscriptions for our products; and

•	concentration of royalties paid to third-party technology vendors.

      We believe that period-to-period comparisons of our results of operations are not necessarily meaningful as our future revenues and results of operations may vary substantially. It is also possible that in future quarters our results of operations will be below the expectations of securities market analysts and investors. In either case, the price of our common stock could decline, possibly materially.

Our success depends in part upon our ability to develop new products and enhance our existing products. Failure to successfully introduce new or enhanced products to the market may adversely affect our business.

      We may not be successful in achieving market acceptance of our recently released products, any other new products that we develop or any enhanced versions of our existing products that we introduce. Any failure or delay in diversifying our existing product offerings could harm our business, results of operations and financial condition.

      Our future success depends in part on our ability to develop enhancements to our existing products and to introduce new products that keep pace with rapid technological developments. Although our products are designed to operate on a variety of network hardware and software platforms, we must continue to modify and enhance our products to keep pace with changes in electronic messaging and collaboration hardware, software, communication, browser and database technologies, and changing customer demands. We may not be successful in developing these modifications and enhancements or in bringing them to market in a timely manner. In addition, uncertainties about the timing and nature of new messaging and collaboration platforms or technologies, or modifications to existing platforms or technologies, could increase our research and development expenses. Any failure of our products to operate effectively with future network platforms and technologies could reduce the demand for our products, result in customer dissatisfaction and harm our business.

      Accelerated product introductions and short product life cycles require high levels of expenditures for research and development that could adversely affect our operating results. In addition, our products incorporate virus scanning and other technologies that we license from third parties. We may be unable to replace those technologies if they become obsolete or incompatible with our products. Furthermore, any new products that we develop may not be released in a timely manner and may not achieve the market acceptance necessary to generate significant revenues. If we are unable to successfully develop new products or enhance and improve our existing products or if we fail to position or price our products to meet market demand, our business and operating results will be adversely affected.

The failure of our products to recognize and stop viruses, spam or malicious content could harm our customers’ networks and expose us to liability, which may adversely affect our operating results.

      No product is completely effective at recognizing and stopping viruses, spam or malicious content. Any failure of our products to do so could result in harm or damage to our customers. Our subscription license and maintenance agreements typically contain limitations and disclaimers that seek to limit our liability for damages. However, these limitations and disclaimers may not be enforced by a court or otherwise effectively protect us from such claims.

Errors in our products could adversely affect our reputation, result in significant costs to us and impair our ability to market our products, which may adversely affect our operating results.

      Our products are complex. Accordingly, they may contain errors, commonly referred to as bugs. Errors in our products could materially and adversely affect our reputation, result in significant costs to us and impair our ability to market our products in the future. The costs incurred in correcting any product errors may be substantial and could adversely affect our operating margins. We have from time to time found defects in our products and new errors may be found in the future.

      Because our customers depend on our software to protect some of their critical business functions, any interruptions could result in:

•	lost or delayed market acceptance and sales of our products;

•	product liability suits against us;

•	lost revenues;

•	diversion of development resources;

•	injury to our reputation; and

•	increased service costs.

      Our subscription license and maintenance agreements typically contain limitations and disclaimers that seek to limit our liability for damages for errors in our software. However, these limitations and disclaimers may not be enforced by a court or otherwise effectively protect us from such claims.

Our business may be harmed, and we may lose sales opportunities, if we do not successfully develop and maintain the various contractual and strategic relationships that we currently have.

      We have relationships with third-party systems integrators and value-added resellers that market our products. Although we do have agreements governing our ongoing relationship with most of these third parties, the agreements generally do not include obligations with respect to generating any minimum revenues or cooperating on future business opportunities. Should any of these third parties go out of business or choose not to continue to work with us, we may be forced to increase our sales and marketing capabilities internally, incurring significant expense and adversely affecting our operating margins. Any of our third-party systems integrators and value-added resellers may offer products of other companies, including products that compete with our products.

      We currently integrate up to six scanning engines that we license from five independent developers. These agreements are generally terminable on 60 days’ notice. If any one or more of these engines become unavailable to us for any reason, we may not be able to replace the functionality provided by these engines immediately or on substantially similar terms. The absence of, or any significant delay in the replacement of, any functionality could have a material adverse effect on our business, financial condition or results of operations.

Computer hackers may damage our products and systems, which could cause interruptions in our service and harm to our business.

      From time to time we and our customers may be targets of computer hackers who, among other things, create viruses to sabotage or otherwise attack companies’ products and services. For example, there was recently a spread of viruses that intentionally deleted antivirus and firewall software. Also, a number of websites and systems have been subject to denial of service attacks, where a website is bombarded with information requests eventually causing the website and system to overload, resulting in a delay or disruption of services. Our website, systems and products, as well as our customers’ websites and systems, may be the subject of attacks by hackers. If successful, any of these events could damage our computer systems or those of our customers and interrupt the functionality of our products, force us to incur substantial costs to fix technical problems or result in hackers gaining access to our technical and other proprietary information, which could harm our business and operating results.

Acquisitions and investments present many risks, and we may not realize the anticipated financial and strategic goals for any of these transactions.

      In the future, we may acquire or make investments in complementary companies, products, services and technologies. These acquisitions and investments involve a number of risks, including:

•	we do not have experience acquiring or making investments in complementary companies, products, services and technologies;

•	we may find that the acquired company or assets do not further our business strategy, or that we overpaid for the company or assets, or that industry or economic conditions change, all of which may generate a future impairment charge;

•	we may have difficulty integrating the operations and personnel of the acquired business and may have difficulty retaining the key personnel of the acquired business;

•	we may have difficulty incorporating the acquired technologies or products with our existing product lines;

•	there may be customer confusion where our products overlap with those that we acquire;

•	our ongoing business and management’s attention may be disrupted or diverted by transition or integration issues and the complexity of managing geographically and culturally diverse locations;

•	we may have difficulty maintaining uniform standards, controls, procedures and policies across locations;

•	the acquisition may result in litigation from terminated employees or third parties; and

•	we may experience significant problems or liabilities associated with product quality, technology and legal contingencies.

      These factors could have a material adverse effect on our business, results of operations and financial condition or cash flows, particularly in the case of a larger acquisition or multiple acquisitions in a short period of time. From time to time, we may enter into negotiations for acquisitions or investments that are not ultimately consummated. These negotiations could result in significant diversion of management time, as well as out-of-pocket costs.

      The consideration paid for an investment or acquisition may also affect our financial results. If we were to proceed with one or more significant acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash, including a portion of the net proceeds of this offering. To the extent we issue shares of our capital stock or other rights to purchase shares of our capital stock, including options or other rights, our existing stockholders may be diluted, and our earnings per share may decrease. In addition, acquisitions may result in the incurrence of debt, large one-time write-offs, including write-offs of acquired in-process research and development costs, and restructuring charges. They may also result in goodwill and other intangible assets that are subject to impairment tests, which could result in future impairment charges.

If we do not retain our senior management and other key employees, we may not be able to successfully implement our business strategy.

      We have grown significantly in recent years, and our management remains concentrated in a small number of key employees. Our future success depends to a significant extent on our executive officers and key employees, including our software engineers and other senior technical personnel. The loss of the services of any of these individuals or group of individuals could have a material adverse effect on our business, financial condition and results of operations. Other than our Vice President of Finance and Chief Accounting Officer, none of our executive officers or key employees has an employment agreement. Competition for qualified personnel in the software industry is intense, and we compete for personnel with other software companies that have greater financial and other resources than we do. Our future success will depend in large part on our ability to attract, retain and motivate highly qualified personnel, and we may not be able to do so. Any difficulty in hiring additional personnel could have a material adverse effect on our business, financial condition and results of operations.

We will not be able to maintain our sales growth if we do not attract, train or retain qualified sales personnel.

      We depend on our direct sales force for a portion of our revenues and have made significant expenditures in recent years to expand our sales force. Our future success will depend in part upon the continued expansion and increased productivity of our sales force. To the extent we experience attrition in our direct sales force, we will need to hire replacements. We face intense competition for sales personnel in the software industry, and we may not be successful in hiring, training or retaining our sales personnel in accordance with our plans. Even if we hire and train a sufficient number of sales personnel, we may not generate enough additional revenues to exceed the expenses of hiring and training the new personnel. If we fail to successfully maintain and expand our sales force, our future sales and profitability will be adversely affected.

Our limited ability to protect our proprietary technology and other intellectual property rights may adversely affect our ability to compete.

      We rely on a combination of copyright, trademark and trade secret laws, as well as license agreements, third-party nondisclosure agreements and other contractual provisions and technical measures to protect our intellectual property rights. However, these protections may not be adequate to prevent our competitors from copying or reverse-engineering our products. In addition, our competitors may independently develop technologies that are substantially similar or superior to our technology. To protect our trade secrets and other proprietary information, we generally require employees, consultants, advisors and collaborators to enter into written nondisclosure agreements. These agreements may not provide meaningful protection to prevent any unauthorized use, misappropriation or disclosure of our trade secrets, know-how or other proprietary information. We do not include in our products any technology-based mechanism to prevent unauthorized copying, and unauthorized copying could have a material adverse effect on our business, financial condition and results of operations. We have no patents, and existing copyright and other intellectual property laws afford only limited protection for our intellectual property rights and may not protect our rights in the event competitors independently develop products similar to ours. The laws of certain jurisdictions in which we operate or where subscriptions for our products are or may be sold do not protect our products and intellectual property rights to the same extent as the laws the United States. In addition, because we operate our business in many jurisdictions, our products or technology may be obtained by parties in jurisdictions where these parties are not subject to laws that protect our intellectual property rights, or where enforcement of intellectual property rights is not common or effective.

      If third parties infringe our intellectual property rights, we may be forced to assert infringement claims against such parties. In such event, any of these claims could:

•	be expensive and time consuming to defend and result in litigation;

•	divert management’s attention and resources; and

•	not be successful.

If we or our third-party licensors are found to infringe the proprietary rights of others, we could be required to redesign our products, pay royalties or enter into license agreements with third parties, which may adversely affect our business and results of operations.

      From time to time, third parties assert that our products or the technology that we license from others violates their intellectual property rights. As the number of software products in our target market increases and the functionality of these products further overlaps, we believe that technology owners, users and other parties may become increasingly subject to infringement claims. Any of these claims, whether with or without merit, could:

•	be expensive and time consuming to defend and result in litigation;

•	cause us to cease making, marketing, using or licensing our products that incorporate the challenged intellectual property;

•	require us to redesign our products;

•	divert software developers’ attention and resources;

•	divert management’s attention and resources; and

•	require us to enter into royalty or license agreements, which may be costly, in order to obtain the right to use necessary technologies.

There is no guarantee that we will be able to enter into royalty or license arrangements, if required to do so. Our inability to enter into required arrangements could prohibit us from making, marketing, using or licensing our products.

Our inability to manage our growth could adversely affect our business and harm our ability to achieve or sustain profitability.

      We have expanded our operations rapidly in recent years. To support our growth plans, we need to expand our existing management, operational, financial, human resources, customer service and management information systems and controls. This expansion will require significant capital expenditures and may divert our financial resources from other projects, such as the development of new products or product upgrades. As we grow, we must also continue to hire, train, supervise and manage new employees. We may not be able to hire, train, supervise and manage sufficient personnel or develop management and operating systems to manage our expansion effectively. Our failure to expand our operations in an efficient manner and to manage our growth successfully could cause our expenses to increase, our revenues to decline or grow more slowly than expected and could otherwise have a material adverse effect on our business, results of operations and financial condition.

The requirements of being a public company may strain our resources and distract our management.

      As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and Nasdaq rules promulgated in response to the Sarbanes-Oxley Act. These requirements may place a strain on our systems and resources. The Securities Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, significant resources and management oversight will be required. As a result, our management’s attention may be diverted from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge, and we may not be able to do so in a timely fashion. Nasdaq rules require that a majority of our board of directors be comprised of independent directors and certain committees of our board of directors be comprised solely of independent directors. Although we currently satisfy these rules, resignations or other changes in the composition of our board could make it difficult for us to continue to comply with these rules in a timely manner, which could result in the delisting of our common stock from the Nasdaq National Market.

If we become subject to burdensome government regulations and legal uncertainties, our revenues could decline and our business and prospects could suffer.

      Laws and regulations directly applicable to computer software and Internet communications are prevalent. United States federal laws and regulations have recently been adopted and new federal or state laws and regulations may be adopted covering issues such as viruses, spam, user privacy, content and quality of products and services. Any new legislation could hinder the growth in use of electronic messaging and collaboration environments. Federal and state governments and jurisdictions outside the United States might attempt to regulate our products or levy sales or other taxes relating to our activities. The laws governing Internet and other online communications remain largely unsettled, even in areas where legislation has been enacted. It may take years to determine whether and how existing laws such as those governing spam, intellectual property, privacy and taxation apply to electronic messaging services. The adoption or modification of laws or regulations relating to the Internet and other online communications could cause our revenues to decline and our business and prospects to suffer.

We might require additional capital to support our business growth, and this capital might not be available.

      We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new products or enhance our existing products, enhance our operating infrastructure, acquire complementary businesses and technologies, and respond to competitive pressures. Accordingly, we may need to engage in private or public equity offerings or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock, including the shares of common stock sold in this offering. Any debt financing may subject us to restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited.

Risks Related to this Offering

We cannot assure you that a market will develop for our common stock or what the market price of our common stock will be.

      Before this offering, there was no public trading market for our common stock, and we cannot assure you that one will develop or be sustained after this offering. If a market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at an attractive price or at all. We cannot predict the prices at which our common stock will trade. The initial public offering price for our common stock will be determined through our negotiations with the underwriters and may not bear any relationship to the market price at which our common stock will trade after this offering or to any other established criteria of the value of our business. It is possible that, in future quarters, our operating results may be below the expectations of securities analysts and investors. As a result of these and other factors, the price of our common stock may decline, possibly materially.

The price of our common stock may be volatile.

      In the past several years, technology stocks have experienced high levels of volatility and significant declines in value from their historic highs. The trading price of our common stock following this offering may fluctuate substantially. The price of our common stock that will prevail in the market after this offering may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our common stock. Factors that could cause fluctuations in the trading price of our common stock include the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of software companies in general and security software companies in particular;

•	actual or anticipated changes in our earnings or fluctuations in our operating results;

•	actual or anticipated changes in the expectations of securities analysts;

•	general economic conditions and trends;

•	major catastrophic events;

•	sales of large blocks of our stock; or

•	departures of key personnel.

      In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. If our stock price is volatile, we may become the target of securities litigation. Securities litigation could result in substantial costs and divert our management’s attention and resources from our business.

Sales of outstanding shares of our common stock into the market in the future could cause the market price of our common stock to drop significantly, even if our business is doing well.

      After this offering, we will have outstanding            shares of our common stock. Of these shares, the            shares sold in this offering will be freely tradable except for any shares purchased by our “affiliates” as that term is used in Rule 144 under the Securities Act of 1933. The remaining            shares will become available for resale in the public market at various times in the future. This information is summarized in the chart below.

Percent of Total
Number of Shares	Shares Outstanding	Date of availability for resale into the public market

Immediately.
90 days after the date of this prospectus in compliance with the requirements of the federal securities laws.
181 days after the date of this prospectus due to lock-up agreements holders of these shares have with the underwriters. However, the underwriters can waive these restrictions and allow these stockholders to sell their shares at any time without prior notice.
From time to time thereafter, in compliance with the requirements of the federal securities laws.

      In addition,            shares of our common stock reserved for issuance pursuant to outstanding options will become eligible for sale in the public market once permitted by provisions of the lock-up agreements and Rule 144 or Rule 701 under the Securities Act, as applicable.

      If these remaining            shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our common stock could drop significantly. For additional information, see “Shares Eligible for Future Sale.”

If you purchase shares of our common stock in this offering, you will experience immediate dilution.

      If you purchase shares of our common stock in this offering, you will experience immediate dilution of $           per share, because the price that you pay will be substantially greater than the net tangible book value per share of the common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our capital stock. You will experience additional dilution upon the exercise of options to purchase common stock under our equity incentive plans or if we issue restricted stock to our employees under these plans.

We have broad discretion in the use of the net proceeds of this offering.

      We will use approximately $           million of the net proceeds of this offering to repay our subordinated debt, to redeem our series A redeemable preferred stock and to pay accrued dividends on our series A redeemable preferred stock and series B redeemable convertible preferred stock outstanding prior to this offering. We intend to use the remainder of the net proceeds of this offering, as determined by our management in its sole discretion, for general corporate purposes, including working capital needs and potential strategic acquisitions and investments. However, we have not determined the specific allocation of the remaining net proceeds among these additional uses. Our management will have broad discretion over the use and investment of the net proceeds of this offering. Accordingly, investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds, with only limited information concerning management’s specific intentions.

Insiders will continue to have substantial control over us after this offering, which could limit your ability to influence the outcome of key transactions, including a change of control.

      Our executive officers, directors and stockholders who each own greater than five percent of the outstanding common stock and their affiliates, in the aggregate, will beneficially own approximately      % of the outstanding shares of our common stock after this offering. As a result, these stockholders, if acting together, would be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

Some provisions in our certificate of incorporation and bylaws may prevent or frustrate attempts by our stockholders to change our management and hinder third parties from acquiring us.

      Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors, including the following:

•	only our board of directors, the chairman of our board of directors or our president may call special meetings of our stockholders;

•	we have authorized undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval, and which may be used for a stockholder rights plan, or poison pill, that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board; and

•	our stockholders have only limited rights to amend our bylaws, and we require advance notice requirements for stockholder proposals.

      These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to replace or remove members of our management, elect directors of your choosing or cause us to take other corporate actions you desire.

Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control that our stockholders might consider to be in their best interests.

      We are subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits business combinations between a publicly held Delaware corporation and an interested stockholder, which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation’s voting stock, for a three-year period following the date that such stockholder became an interested stockholder. Section 203 could have the effect of discouraging, delaying or preventing a change in control of our company that our stockholders might consider to be in their best interests.

FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements that involve risks and uncertainties. These forward-looking statements, which are usually accompanied by words such as “may,” “might,” “will,” “should,” “could,” “intends,” “estimates,” “predicts,” “potential,” “continue,” “believes,” “anticipates,” “plans,” “expects” and similar expressions, relate to, without limitation, statements about our market opportunities, our strategy, our competition, our projected revenues and expense levels and the adequacy of our available cash resources. This prospectus also contains forward-looking statements attributed to third parties relating to their estimates regarding our industry. You should not place undue reliance on any of the forward-looking statements contained in this prospectus. Our actual results could differ materially from those expressed or implied by these forward-looking statements as a result of various factors, including the various risks described in “Risk Factors” and elsewhere in this prospectus. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

USE OF PROCEEDS

      We estimate that we will receive net proceeds from the sale of the shares of our common stock in this offering of approximately $           million, assuming an initial public offering price of $           per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

      If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $           million. We will not receive any proceeds from the sale of shares being sold by the selling stockholder if the underwriters exercise their over-allotment option.

      We will use a portion of the estimated net proceeds of this offering as follows:

•	$15.0 million to repay outstanding principal on our subordinated debt due 2006 and currently accruing interest at an annual rate of 12%, held by affiliates of Summit Partners, one of our principal stockholders;

•	$5.0 million to redeem all outstanding shares of our series A redeemable preferred stock held by affiliates of Summit Partners; and

•	approximately $ million to pay accrued dividends on our series A redeemable preferred stock and our series B redeemable convertible preferred stock to affiliates of Summit Partners.

      We intend to use the balance of the net proceeds of this offering for general corporate purposes, including working capital. We believe that opportunities may exist to expand our current business through strategic acquisitions and investments, and we may use a portion of the proceeds for these purposes. We are not currently a party to any contracts or letters of intent, nor do we have any arrangements or understandings, with respect to any strategic acquisitions or investments.

      Pending the uses described above, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

      We have not declared or paid any cash dividends on our common stock since our inception. We intend to retain future earnings, if any, to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Consequently, stockholders will need to sell shares of our common stock to realize a return on their investment, if any.

CAPITALIZATION

      The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2003:

•	on an actual basis;

•	on a pro forma basis to give effect to the automatic conversion of all outstanding shares of our series B redeemable convertible preferred stock into 5,000,000 shares of our common stock; and

•	on a pro forma as adjusted basis to give further effect to our sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share, after deducting the estimated underwriting discounts and commissions and our estimated offering expenses, and our application of a portion of the estimated net proceeds to:

•	repay $15.0 million in outstanding indebtedness, which had a carrying value of $13.3 million as of December 31, 2003;

•	redeem for $5.0 million all outstanding shares of our series A redeemable preferred stock, which had a carrying value of $5.1 million as of December 31, 2003; and

•	pay approximately $ million of accrued dividends on our series A redeemable preferred stock and our series B redeemable convertible preferred stock.

      Our repayment of the indebtedness will result in our recognition in the quarter in which this offering occurs of a non-cash charge equal to the total unamortized discount and deferred financing cost balances related to such indebtedness at repayment. These balances totaled $1.7 million as of December 31, 2003.

      You should read the following table in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus and our consolidated financial statements and the related notes appearing at the end of this prospectus.

	December 31, 2003

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(in thousands, except share and
	per share data)
Cash and cash equivalents	$10,236	$10,236	$

Subordinated notes payable, net	$13,345	$13,345		$—
Redeemable preferred stock:
Series A redeemable preferred stock, $0.01 par value; 1,000,000 actual shares authorized, issued and outstanding; 1,000,000 pro forma shares authorized, issued and outstanding; aggregate liquidation preference of $6,187; no pro forma as adjusted shares authorized, issued and outstanding	5,054	5,054		—
Series B redeemable convertible preferred stock, $0.01 par value; 50 actual shares authorized, issued and outstanding; 50 pro forma shares authorized, no shares issued and outstanding; aggregate liquidation preference of $12,372; no pro forma as adjusted shares authorized, issued and outstanding	14,739	—		—
Stockholders’ equity (deficit):
Preferred stock, $0.01 par value; no actual shares authorized, issued and outstanding; no pro forma shares authorized, issued and outstanding; pro forma as adjusted shares authorized, no shares issued and outstanding				—
Common stock, $0.01 par value; actual — 40,000,000 shares authorized, 20,002,500 shares issued and 15,002,500 shares outstanding; pro forma — 40,000,000 shares authorized, 20,002,500 shares issued and outstanding; pro forma as adjusted — shares authorized, shares issued and outstanding	200	200
Additional paid-in capital	—	—
Accumulated deficit	(31,151)	(32,217)
Treasury stock at cost, 5,000,000 actual shares; no pro forma shares	(15,805)	—		—
Accumulated other comprehensive loss, net	(3,073)	(3,073)

Total stockholders’ equity (deficit)	(49,829)	(35,090)

Total capitalization	$(16,691)	$(16,691)	$

      The number of shares of our common stock outstanding after this offering is based on the pro forma number of shares outstanding as of December 31, 2003, after giving effect to the automatic conversion of all outstanding shares of our series B redeemable convertible preferred stock into 5,000,000 shares of common stock. This table excludes:

•	433,000 shares of common stock issuable upon exercise of options outstanding as of December 31, 2003 at a weighted average exercise price of $3.00 per share; and

•	an additional shares of common stock reserved for issuance under our stock option plan and employee stock purchase plan adopted in connection with this offering.

DILUTION

      Our pro forma net tangible book value as of December 31, 2003 was approximately $           million, or approximately $                per share. Pro forma net tangible book value per share is determined by dividing the amount of our tangible net worth, or total tangible assets less total liabilities, by the pro forma number of shares of our common stock outstanding after giving effect to the automatic conversion of all outstanding shares of our series B redeemable convertible preferred stock into 5,000,000 shares of our common stock upon completion of this offering. Dilution to new investors represents the difference between the amount per share paid by investors in this offering and the net tangible book value per share of our common stock immediately after the completion of this offering. After giving effect to our sale of the shares offered hereby at an assumed initial public offering price of $           per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses and the application of the estimated net proceeds therefrom, our pro forma net tangible book value as of December 31, 2003 would have been $          , or $           per share. This represents an immediate increase in pro forma net tangible book value of $           per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $           per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of December 31, 2003	$

Increase per share attributable to new investors

Pro forma net tangible book value per share after this offering

Dilution per share to new investors		$

      The following table sets forth, on a pro forma basis as of December 31, 2003, after giving effect to the automatic conversion of all outstanding shares of our series B redeemable convertible preferred stock into 5,000,000 shares of our common stock upon completion of this offering, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid to us by existing stockholders and by new investors who purchase shares of common stock in this offering, before deducting the estimated underwriting discounts and commissions and estimated offering expenses, assuming an initial public offering price of $           per share:

	Shares Purchased		Total Consideration
Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders		%	$	%	$
New investors

Total		100.0%	$	100.0%

      The foregoing tables and calculations assume no exercise of any stock options outstanding as of December 31, 2003. Specifically, these tables and calculations exclude:

•	433,000 shares of our common stock issuable upon exercise of options outstanding as of December 31, 2003 at a weighted average exercise price of $3.00 per share; and

•	an additional shares of our common stock reserved for issuance under our stock option plan and employee stock purchase plan adopted in connection with this offering.

New investors will experience additional dilution upon the exercise of options to purchase common stock or if we issue restricted stock to our employees under these plans.

SELECTED FINANCIAL DATA

      We have derived the selected consolidated balance sheet data as of December 31, 2002 and 2003, and the selected consolidated statement of operations data for each of the three years in the period ended December 31, 2003, from our audited consolidated financial statements appearing at the end of this prospectus. We have derived the selected consolidated balance sheet data as of December 31, 1999, 2000 and 2001, and the selected consolidated statement of operations data for the years ended December 31, 1999 and 2000, from our audited consolidated financial statements not included in this prospectus. Our historical results are not necessarily indicative of results for any future period. You should read the selected financial data in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus and our consolidated financial statements and the related notes appearing at the end of this prospectus.

	Year Ended December 31,

	1999	2000	2001	2002	2003

	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
License and maintenance revenues	$1,524	$8,346	$15,880	$30,916	$38,263
Cost of revenues	216	1,364	3,469	5,746	5,779

Gross profit	1,308	6,982	12,411	25,170	32,484

Operating expenses:
Selling and marketing	1,331	5,513	11,418	14,992	16,902
Product development	1,374	2,625	5,090	5,207	7,573
General and administrative	1,475	2,200	3,529	4,861	6,227
Non-cash stock-based compensation(1)	—	—	140	863	90

Total operating expenses	4,180	10,338	20,177	25,923	30,792

Income (loss) from operations	(2,872)	(3,356)	(7,766)	(753)	1,692

Other expense (income), net:
Interest expense	11	5	1,661	2,585	2,700
Other expense (income), net	—	(146)	103	(183)	(128)

Total other expense (income), net	11	(141)	1,764	2,402	2,572

Loss before benefit (provision) from income taxes	(2,883)	(3,215)	(9,530)	(3,155)	(880)
Benefit (provision) from income taxes	—	(225)	6,208 (2)	685	435

Net loss	(2,883)	(3,440)	(3,322)	(2,470)	(445)
Accretion and accrued dividends on preferred stock(3)	—	—	(1,295)	(1,745)	(2,019)

Net loss attributable to common stockholders	$(2,883)	$(3,440)	$(4,617)	$(4,215)	$(2,464)

Basic and diluted net loss attributable to common stockholders per common share	$(0.14)	$(0.17)	$(0.28)	$(0.28)	$(0.16)

Weighted average shares used to compute net loss attributable to common stockholders per common share — basic and diluted	19,900,000	20,000,000	16,205,479	15,000,000	15,001,057

(1)	Non-cash stock-based compensation consists of:

	Year Ended December 31,

	1999	2000	2001	2002	2003

	(in thousands)
Selling and marketing	$—	$—	$—	$739	$—
Product development	—	—	140	—	—
General and administrative	—	—	—	124	90

Total non-cash stock-based compensation	$—	$—	$140	$863	$90

(2)	Amount includes a $4.3 million non-recurring tax benefit as a result of our conversion from a S corporation to a C corporation in 2001.

(3)	In 2001, we issued $5 million of series A redeemable preferred stock and $10 million of series B redeemable convertible preferred stock. See Note 7 to our consolidated financial statements.

	As of December 31,

	1999	2000	2001	2002	2003

	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$83	$367	$2,708	$5,371	$10,236
Total assets	$4,043	$10,029	$23,950	$28,317	$40,352
Subordinated notes payable, net	$—	$—	$12,507	$12,811	$13,345
Series A redeemable preferred stock, net	$—	$—	$3,501	$4,226	$5,054
Series B redeemable convertible preferred stock, net	$—	$—	$12,528	$13,548	$14,739
Total stockholders’ deficit	$(3,702)	$(12,462)	$(40,943)	$(45,589)	$(49,829)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

      You should read the following discussion and analysis of our financial condition and consolidated results of operations in conjunction with the “Selected Financial Data” section of this prospectus and our consolidated financial statements and the related notes appearing at the end of this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth in the “Risk Factors” section and elsewhere in this prospectus.

Overview

      We are a global provider of antivirus, anti-spam and content filtering security software products. Our server-based products are used in electronic messaging and collaboration environments to protect organizations from viruses, spam and the transmission of other forms of inappropriate content.

      We have historically derived substantially all of our revenues from sales of our Antigen products, which protect email servers from viruses. In 2003, we released five new products that defend organizations from spam, guard additional points of network vulnerability and protect other types of electronic messaging and collaboration environments.

      Our customers typically enter into 24-month subscription license and maintenance agreements. Upon entering into these agreements, we typically invoice customers for the full amounts due under the agreements. We typically recognize license and maintenance revenues on a straight-line basis over the term of the related agreement. Our revenues increased from $15.9 million for the year ended December 31, 2001, to $30.9 million for the year ended December 31, 2002 and $38.3 million for the year ended December 31, 2003.

      We derived approximately 27% of our revenues from customers outside the United States and Canada for the year ended December 31, 2001, approximately 36% for the year ended December 31, 2002 and approximately 48% for the year ended December 31, 2003. We believe that international markets represent a significant growth opportunity, particularly in the European and Asia-Pacific markets.

      The majority of our international subscription license and maintenance agreements are denominated in foreign currencies, primarily the euro. Additionally, 34% of our costs and expenses for the year ended December 31, 2001, 29% for the year ended December 31, 2002 and 33% for the year ended December 31, 2003 were denominated in foreign currencies. Approximately 25% of our assets as of December 31, 2002 and 34% as of December 31, 2003 were recorded in foreign currencies. Approximately 35% of our liabilities as of December 31, 2002 and 42% as of December 31, 2003 were recorded in foreign currencies. Accordingly, fluctuations in foreign currency exchange rates affect the value in U.S. dollars of our revenues, costs and expenses, assets and liabilities and, consequently, significantly impact our earnings and stockholders’ equity.

      While we recognize license and maintenance revenues primarily over the term of the related agreement, and third-party royalty costs ratably over the term of the license and maintenance agreement, we recognize operating expenses as they are incurred.

      We were founded in March 1995. As of December 31, 2003, we had approximately 9,000 customers, representing over 9,000,000 end-user mailboxes. No customer accounted for more than 10% of our revenues during any of the past three years.

March 2001 Private Placement

      In March 2001, we issued and sold the following securities to affiliates of Summit Partners in a private placement:

•	our 12% senior subordinated notes in the aggregate principal amount of $15.0 million;

•	an aggregate of $5.0 million of our series A redeemable preferred stock; and

•	an aggregate of $10.0 million of our series B redeemable convertible preferred stock.

      We used $25.0 million of the proceeds from this private placement to redeem common stock owned by our directors and executive officers, and received net proceeds of approximately $3.7 million after this redemption and offering expenses. We will redeem our series A redeemable preferred stock upon the completion of this offering, using a portion of the net proceeds. Shares of our series B redeemable convertible preferred stock will convert automatically into shares of our common stock upon the completion of this offering. The aggregate $15.0 million principal amount of the notes, together with accrued and unpaid interest, is due and payable upon the completion of this offering, which we will pay using a portion of the net proceeds. The notes, as amended, have a stated interest rate of 12% for 2001, 15% for the period from January 2002 to September 2003 and 12% thereafter until the March 2006 maturity date.

      We allocated the proceeds from our March 2001 private placement based on the relative fair market value of these securities. We estimated the fair market value of these securities based on several factors, including trends in the broad market for technology stocks and prevailing market interest rates, as well as an independent third-party valuation. The $12.7 million relative fair market value of the debt resulted in a $2.3 million discount to the $15.0 million face value of the notes. We are amortizing the debt discount and the issuance costs using the effective interest method over the life of the notes.

      In the quarter in which the closing of this offering occurs, we expect to record a non-cash charge for early extinguishment of debt as a result of our repayment of the indebtedness. The amount of the charge will be the remaining unamortized discount and deferred financing cost balances related to the indebtedness at repayment. As of December 31, 2003, this amount was approximately $1.7 million.

Critical Accounting Policies and Estimates

      Our discussion and analysis of our financial condition and consolidated results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, stock-based compensation, and income taxes. We base these estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our actual results may differ from these estimates.

      We believe that the following critical accounting policies affect our more significant estimates and judgments used in the preparation of our consolidated financial statements:

Revenue Recognition

      We generate revenues from the sale of software licenses and maintenance services. We recognize revenues when the following criteria are met:

•	there is persuasive evidence of an arrangement with a customer;

•	we deliver the products or services;

•	fees are fixed or determinable; and

•	collection is probable.

      Our customers typically enter into license and maintenance agreements, which are generally 24 months in duration and for a fixed number of users. Upon entering into these agreements, we typically invoice customers for the full amounts due under the agreements. Generally, payments are due for the full term of the agreement within 30 days of invoicing. We assess whether collection is probable based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. If, in our judgment, collection of a fee is not probable, we will not begin to recognize revenues from the agreement until the uncertainty is removed, which is generally upon receipt of payment in full. We bundle maintenance, which includes the right to unspecified upgrades, on a when-and-if available basis, and ongoing technical support, for the entire term of the license and maintenance agreement. In connection with these license and maintenance agreements, we recognize revenues ratably on a straight-line basis over the term of the agreement if the four recognition criteria noted above have been met. Upon expiration of the license and maintenance agreements, customers who wish to renew typically do so at a discount to their original subscription price or the then-current list price.

      License and maintenance revenues that we recognized on a ratable basis over the term of the customer agreements totaled $15.7 million, or 99% of total revenues, for the year ended December 31, 2001, $30.4 million, or 98% of total revenues, for the year ended December 31, 2002 and $37.0 million, or 97% of total revenues, for the year ended December 31, 2003. Our remaining license and maintenance revenues consisted of immediately recognized perpetual license revenues.

      Our license and maintenance agreements generally do not include acceptance provisions. An acceptance provision generally allows a customer to test the software for a defined period of time before committing to the agreement. If an agreement includes an acceptance provision, we do not record deferred revenues or recognize revenues until the earlier of customer acceptance or the expiration of the acceptance period.

      We record deferred revenues or revenues from sales to third-party resellers, value-added resellers and distributors when all four of the revenue recognition criteria noted above are met. To the extent a referral fee is paid to a third party when we sell directly to the end user, we recognize the referral fee as a selling expense upon entering into the arrangement with the customer.

Stock-Based Compensation

      Our stock-based compensation plans are described more fully in the “Management” section of this prospectus and in the notes to our consolidated financial statements appearing at the end of this prospectus.

      In September 2001, one of our founding stockholders purchased 150,000 shares of our common stock from an employee at a price of $5.00 per share. Because the stockholder who purchased these shares was a significant affiliated stockholder, we recorded non-cash stock-based compensation expense of $0.1 million at the time of the purchase. This amount represents the difference between the estimated fair market value of our common stock on the date of purchase and the purchase price of the common stock. We determined the estimated fair market value of our common stock based upon several factors, including trends in the broad market for technology stocks and an independent third-party valuation.

      In March 2002, one of our founding stockholders granted to some of our employees and a member of our board of directors options to purchase an aggregate of 838,000 shares of our common stock held by that stockholder at an exercise price of $0.95 per share. All of these options were vested as of the date of the grant. Because the stockholder who granted these options was a significant affiliated stockholder, we recorded non-cash stock-based compensation expense of $0.9 million as of the time of the option grants. This amount represents the difference between the estimated fair market value of our common stock on the date of grant and the exercise price of these options, multiplied by the number of shares underlying the options granted. We determined the estimated fair market value of our common stock based upon several factors, including trends in the broad market for technology stocks and an independent third-party valuation.

      In December 2003, our board of directors approved the grant to an officer of an option to purchase 30,000 shares of our common stock at an exercise price of $3.00 per share. This option vested in December 2003. We recorded non-cash stock-based compensation expense of approximately $0.1 million as of the time of the board’s approval. This amount represents the difference between the estimated fair market value of our common stock on the date of grant and the exercise price of this option. We determined the estimated fair market value of our common stock based upon several factors, including trends in the broad market for technology stocks and the anticipated offering price of this initial public offering.

Income Taxes

      As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires us to estimate our actual current tax liability and to assess temporary differences resulting from differing treatment of items, such as deferred revenues and deferred royalty costs, for tax and accounting purposes. These temporary differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheets. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in our consolidated statements of operations.

      Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a valuation allowance of $2.5 million as of December 31, 2003, due to uncertainties related to our ability to use certain of our deferred tax assets, consisting of certain foreign net operating losses carried forward, before they expire. The valuation allowance is based on our estimates of taxable income by jurisdiction and the period over which our deferred tax assets will be recoverable. If actual results differ from these estimates or we adjust these estimates in future periods, we may need to adjust our valuation allowance which could materially impact our financial position and consolidated results of operations.

      The net deferred tax asset as of December 31, 2002 was $7.9 million, net of a valuation allowance of $2.7 million. The net deferred tax asset as of December 31, 2003 was $11.0 million, net of a valuation allowance of $2.5 million.

Consolidated Results of Operations, Geographic Information and Key Performance Indicators

Consolidated Results of Operations

      The following table presents our consolidated results of operations, expressed as a percentage of license and maintenance revenues, for each of the periods shown.

	Year Ended December 31,

	2001		2002	2003

License and maintenance revenues	100.0%		100.0%	100.0%
Cost of revenues	21.8%		18.6%	15.1%

Gross profit	78.2%		81.4%	84.9%

Operating expenses:
Selling and marketing	71.9%		48.5%	44.2%
Product development	32.1%		16.8%	19.8%
General and administrative	22.2%		15.7%	16.3%
Non-cash stock-based compensation(1)	0.9%		2.8%	0.2%

Total operating expenses	127.1%		83.8%	80.5%

Income (loss) from operations	(48.9)%		(2.4)%	4.4%

Other expense (income), net:
Interest expense	10.5%		8.4%	7.0%
Other expense (income), net	0.6%		(0.6)%	(0.3)%

Total other expense (income), net	11.1%		7.8%	6.7%

Loss before benefit from income taxes	(60.0)%		(10.2)%	(2.3)%
Benefit from income taxes	39.1	%(2)	2.2%	1.1%

Net loss	(20.9)%		(8.0)%	(1.2)%

(1)	Non-cash stock-based compensation consists of:

	Year Ended December 31,

	2001	2002	2003

Selling and marketing	0.0%	2.4%	0.0%
Product development	0.9%	0.0%	0.0%
General and administrative	0.0%	0.4%	0.2%

Total non-cash stock-based compensation	0.9%	2.8%	0.2%

(2)	Amount includes a 26.9% non-recurring tax benefit as a result of our conversion from a S corporation to a C corporation in 2001.

Geographic Information

      We operate in one business segment. The following table summarizes our license and maintenance revenues by geographic region for each of the periods shown.

	Year Ended December 31,

	2001	2002	2003

	(in thousands)
United States and Canada	$11,525	$19,881	$19,793
Europe, Middle East and Africa	4,347	10,869	17,992
Asia-Pacific and other	8	166	478

Total license and maintenance revenues	$15,880	$30,916	$38,263

      The following table summarizes the percentage of our license and maintenance revenues recognized by geographic region for each of the periods shown.

	Year Ended December 31,

	2001	2002	2003

United States and Canada	72.5%	64.3%	51.7%
Europe, Middle East and Africa	27.4%	35.2%	47.0%
Asia-Pacific and other	0.1%	0.5%	1.3%

Total license and maintenance revenues	100.0%	100.0%	100.0%

Key Performance Indicators

      The following tables summarize the key performance indicators that we consider material in managing our business.

	Year Ended December 31,

	2001	2002	2003

	(in thousands, except for
	percentages)
License and maintenance revenues	$15,880	$30,916	$38,263
Percentage of license and maintenance revenues recognized on a ratable basis	99%	98%	97%
Sales arrangements	$29,984	$34,159	$44,239
Net cash provided by operating activities	$1,215	$3,727	$5,589

	As of December 31,

	2001	2002	2003

	(in thousands)
Cash and cash equivalents	$2,708	$5,371	$10,236
Accounts receivable, net	$7,768	$7,821	$11,595
Total deferred revenues	$31,055	$36,851	$46,476

      The following is a discussion of some of the terms used in the tables above.

      Sales arrangements. Sales arrangements represent the total amount of new and renewed license and maintenance agreements entered into in a given period. We believe that this is an important indicator of our performance because this measurement provides a basis for understanding our current sales activities. In addition, because we typically invoice customers in full upon entering into new and renewed license and maintenance agreements and payment is generally due within 30 days, we believe that sales arrangements are an important indicator of our cash collections.

      Sales arrangements for the year ended December 31, 2003 compared to the year ended December 31, 2002 were favorably impacted by $3.8 million due to foreign currency exchange rate fluctuations. Sales arrangements for the year ended December 31, 2002 compared to the year ended December 31, 2001 were favorably impacted by $0.9 million due to foreign currency exchange rate fluctuations.

      We expect the dollar amount of sales arrangements to continue to increase in the future. However, the increase in sales arrangements may be negatively impacted by foreign currency exchange rate fluctuations.

      Net cash provided by operating activities. Net cash provided by operating activities is taken from our consolidated statements of cash flows. We believe that this is an important performance indicator because it represents the amount of cash generated, which is then available for investing and financing activities.

      Deferred revenues. Deferred revenues, which are included in our consolidated balance sheets, represent the amounts of our sales arrangements in excess of the amounts recognized as revenues. We believe that deferred revenues are a key performance indicator because deferred revenues represent the amounts that we will record as revenues in our consolidated statements of operations in future periods. Our deferred revenues in the future may fluctuate based on foreign currency exchange rate fluctuations, primarily fluctuations between the euro and the U.S. dollar.

      The following table reconciles beginning and ending deferred revenues for the past three fiscal years.

	Year Ended December 31,

	2001	2002	2003

	(in thousands)
Deferred revenues at beginning of period	$17,242	$31,055	$36,851
Sales arrangements entered into during period	29,984	34,159	44,239
License and maintenance revenues recognized during period	(15,880)	(30,916)	(38,263)
Effect of foreign currency exchange rate fluctuations and other adjustments	(291)	2,553	3,649

Deferred revenues at end of period	$31,055	$36,851	$46,476

Comparison of Years Ended December 31, 2003 and 2002

License and Maintenance Revenues

      License and maintenance revenues increased by 23.8% to $38.3 million for the year ended December 31, 2003 from $30.9 million for 2002. The $7.4 million increase in license and maintenance revenues was principally a result of an increase in revenues from new license and maintenance agreements entered into in 2003 compared to 2002 of $1.4 million, an increase in recognized revenues from prior period license and maintenance agreements in 2003 compared to 2002 of $3.1 million, and favorable foreign currency exchange rate fluctuations of $2.9 million.

Cost of Revenues

      Cost of revenues primarily consists of amortization of third-party royalty costs, technical support personnel costs and allocated overhead. We allocate overhead, such as depreciation expense and rent and occupancy charges to all departments based on headcount.

      Cost of revenues increased by 1% to $5.8 million for the year ended December 31, 2003 from $5.7 million for 2002. As a percentage of revenues, cost of revenues decreased to 15.1% for the year ended December 31, 2003 from 18.6% for 2002. The 3.5% decrease was primarily due to decreased royalty rates charged to us by third parties for technology we license and include in most of our products as well as the leveraging of our technical support costs over a larger revenue base. The royalty rates charged by certain of our antivirus scanning engine vendors were reduced in June 2002 in exchange for including their technology in every customer license and maintenance agreement for these products. We expect cost of revenues in dollars and as a percentage of license and maintenance revenues to increase in the future due to the global expansion of our technical support department and an increase in revenues from new products with higher third-party royalty rates.

      Many factors affect our gross profit margins, including changes in our mix of products sold, pricing trends, changes in royalty amounts, fluctuations in user volumes and changes in our mix of distribution channels. Our gross profit margins vary among products in large part because of differing royalty rates that we must pay for third-party licensed software included in most of our products.

Selling and Marketing

      Selling and marketing expenses primarily consist of personnel and related costs for employees engaged in sales and marketing, including salaries, commissions and other variable compensation, travel expenses, and costs associated with trade shows, advertising and other marketing efforts and allocated overhead. Sales commissions are primarily based on the total amount of sales arrangements in a given period. We typically record the entire amount of the sales commission as an expense upon entering into the related sales arrangement with the customer.

      Selling and marketing expenses increased by 12.7% to $16.9 million for the year ended December 31, 2003 from $15.0 million for 2002. The $1.9 million increase in selling and marketing expenses was principally due to an increase in personnel costs of $0.7 million as a result of increased headcount and unfavorable foreign currency exchange rate fluctuations of approximately $1.3 million. We intend to continue to invest in sales and related marketing to pursue new customers and expand relationships with existing customers.

Product Development

      Product development expenses primarily consist of personnel and related costs for software engineers, quality assurance engineers, product managers, technical sales engineers, management information systems and allocated overhead. We have devoted our development efforts primarily to new product offerings and incidental enhancements and upgrades to our existing products, which are provided to customers on a when-and-if available basis.

      Product development expenses increased by 45.4% to $7.6 million for the year ended December 31, 2003 from $5.2 million for 2002. The $2.4 million increase in product development expenses was primarily due to an increase in personnel costs of $2.0 million as a result of increased headcount to develop and support our new products. We expect product development expenses to increase in the future, as we employ more personnel to support enhancements of our products and new product offerings.

General and Administrative

      General and administrative expenses primarily consist of personnel and related costs for our executive, finance, human resources and administrative personnel, professional fees, other corporate expenses and allocated overhead.

      General and administrative expenses increased by 28.1% to $6.2 million for the year ended December 31, 2003 from $4.9 million for 2002. The $1.3 million increase in general and administrative expenses was principally due to an increase in personnel and travel costs of $0.8 million as a result of increased headcount to support our growth in infrastructure and unfavorable foreign currency exchange rate fluctuations of approximately $0.5 million. We expect general and administrative expenses to increase in future periods, reflecting growth in our operations, corporate governance and regulatory compliance costs associated with the Sarbanes-Oxley Act and our listing on Nasdaq, corporate insurance premiums and other expenses associated with being a public company.

Non-Cash Stock-Based Compensation

      Non-cash stock-based compensation expense was $0.1 million for the year ended December 31, 2003 and $0.9 million for the year ended December 31, 2002.

Interest Expense

      Interest expense increased by 4.4% to $2.7 million for the year ended December 31, 2003 from $2.6 million for 2002. The $0.1 million increase in interest expense was primarily attributable to an increase in the amortization of debt discount and issuance costs, which was partially offset by the decrease in the interest rate on our subordinated notes from 15% to 12%, which occurred in October 2003.

      We will repay the aggregate outstanding $15.0 million principal amount of our subordinated notes, together with accrued and unpaid interest, with a portion of the net proceeds of this offering. After our indebtedness is repaid, we do not expect to have significant interest expense.

      In the quarter in which the closing of this offering occurs, we expect to record a non-cash charge for early extinguishment of debt as a result of our repayment of the indebtedness. The amount of the charge will be the remaining unamortized discount and deferred financing cost balances related to the indebtedness at repayment. As of December 31, 2003, this amount was approximately $1.7 million.

Benefit from Income Taxes

      Benefit from income taxes decreased by 36.5% to $0.4 million for the year ended December 31, 2003 from $0.7 million for 2002. The $0.3 million decrease in benefit from incomes taxes was primarily attributable to a decrease in pre-tax losses.

Comparison of Years Ended December 31, 2002 and 2001

License and Maintenance Revenues

      License and maintenance revenues increased by 94.7% to $30.9 million for the year ended December 31, 2002 from $15.9 million for 2001. The $15.0 million increase in license and maintenance revenues was principally a result of an increase in revenues from new license and maintenance agreements entered into in 2002 compared to 2001 of $5.5 million, an increase in recognized revenues from prior period license and maintenance agreements in 2002 compared to 2001 of $8.8 million and $0.7 million of favorable foreign currency exchange rate fluctuations.

Cost of Revenues

      Cost of revenues increased by 65.6% to $5.7 million for the year ended December 31, 2002 from $3.5 million for 2001. As a percentage of revenues, cost of revenues decreased to 18.6% for the year ended December 31, 2002 from 21.8% for 2001. The 3.2% decrease was primarily due to decreased royalty rates charged to us by third parties for technology we license and include in most of our products as well as the leveraging of our technical support costs over a larger revenue base.

Selling and Marketing

      Selling and marketing expenses increased by 31.3% to $15.0 million for the year ended December 31, 2002 from $11.4 million for 2001. The $3.6 million increase in selling and marketing expenses was primarily due to an increase in personnel and travel costs of $3.1 million as a result of increased headcount.

Product Development

      Product development expenses remained relatively constant for the years ended December 31, 2002 and 2001.

General and Administrative

      General and administrative expenses increased by 37.7% to $4.9 million for the year ended December 31, 2002 from $3.5 million for 2001. The $1.4 million increase in general and administrative expenses was principally due to an increase in personnel related costs of $1.3 million as a result of increased headcount to support our growth in infrastructure.

Non-Cash Stock-Based Compensation

      Non-cash stock-based compensation expense was $0.9 million for the year ended December 31, 2002 and $0.1 million for the year ended December 31, 2001.

Interest Expense

      Interest expense increased by 55.6% to $2.6 million for the year ended December 31, 2002 from $1.7 million for 2001. The $0.9 million increase in interest expense was primarily due to the fact that our two subordinated promissory notes issued in March 2001 were outstanding for twelve months in 2002 compared to nine months in 2001. In addition, in January 2002, the stated interest rate of our notes increased to 15% from 12%.

Benefit from Income Taxes

      Benefit from income taxes decreased by 89.0% to $0.7 million for the year ended December 31, 2002 from $6.2 million for 2001. Prior to March 30, 2001, we elected to be taxed as an S corporation. As a result, instead of our payment of corporate income taxes, our stockholders reported their pro rata share of our items of income, deductions, losses and credits on their personal income tax returns. In connection with our March 2001 private placement, we became a C corporation for income tax reporting purposes and recorded a deferred tax benefit of $4.3 million.

Liquidity and Capital Resources

      Since our inception in March 1995, we have financed our operations primarily through internally generated cash flows as well as from a portion of the net proceeds from our March 2001 private placement. As of December 31, 2003, we had cash and cash equivalents of $10.2 million and accounts receivable of $11.6 million.

Operating Activities

      Net cash provided by operating activities was $1.2 million for the year ended December 31, 2001, $3.7 million for the year ended December 31, 2002 and $5.6 million for the year ended December 31, 2003. Net cash provided by operating activities for the year ended December 31, 2001 primarily resulted from an increase in deferred revenues of $14.1 million, which was partially offset by a deferred tax benefit of $7.3 million, a net loss of $3.3 million and an increase in royalty costs of $2.1 million. Net cash provided by operating activities for the year ended December 31, 2002 primarily resulted from an increase in deferred revenues of $3.5 million, an increase in accounts payable and accrued expenses of $0.8 million and a decrease in royalty costs of $0.5 million, all of which were partially offset by a net loss of $2.5 million. Net cash provided by operating activities for the year ended December 31, 2003 primarily resulted from an increase in deferred revenues of $5.9 million.

Investing Activities

      Net cash provided by investing activities was $0.7 million for the year ended December 31, 2001. Net cash used in investing activities was $1.1 million for the year ended December 31, 2002 and $0.8 million for the year ended December 31, 2003. For the year ended December 31, 2001, net cash provided by investing activities was related to the repayment of short-term advances to stockholders of $1.9 million, which was partially offset by purchases of property and equipment of $1.3 million to support our growth. For the years ended December 31, 2002 and December 31, 2003, net cash used in investing activities was solely related to the purchase of property and equipment to support our growth.

Financing Activities

      Net cash provided by financing activities was $0.5 million for the year ended December 31, 2001, primarily due to a portion of the net proceeds received from our March 2001 private placement, offset by distributions paid to some of our stockholders and our redemption of common stock owned by these stockholders. There were no significant financing activities for the years ended December 31, 2002 and December 31, 2003.

Funding Requirements

      We believe that our cash and cash equivalents, including the net proceeds of this offering, and cash flows from operations will be sufficient to satisfy our working capital and capital expenditure requirements for at least the next twelve months. We will use a portion of the net proceeds from this offering to repay all of our outstanding subordinated promissory notes, redeem all outstanding shares of our series A redeemable preferred stock and pay accrued dividends on our series A redeemable preferred stock and series B redeemable convertible preferred stock. See the “Use of Proceeds” section of this prospectus. We intend to use the balance of the net proceeds from this offering for general corporate purposes, including working capital. We believe that opportunities may exist to expand our current business through strategic acquisitions and investments, and we may use a portion of the proceeds for these purposes. We are not currently a party to any contracts or letters of intent, nor do we have any arrangements or understandings, with respect to any strategic acquisitions or investments.

      We intend to continue to invest our cash in excess of current operating requirements in short-term, interest-bearing, investment-grade securities. Changes in our operating plans, lower than anticipated revenues, increased expenses or other events, including those described in the “Risk Factors” section of this prospectus, may cause us to seek additional debt or equity financing on an accelerated basis. Financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could negatively impact our growth plans and our financial condition and consolidated results of operations. Additional equity financing would be dilutive to the holders of our common stock and debt financing, if available, may involve significant cash payment obligations and covenants or financial ratios that restrict our ability to operate our business.

Contractual Obligations and Commitments

      We do not have any special purpose entities, and other than operating leases, which are listed in the table below, we do not engage in off-balance sheet financing arrangements.

      The following table summarizes our contractual arrangements at December 31, 2003, and the timing and effect that such commitments are expected to have on our liquidity and cash flows in future periods.

	Payments Due by Period

		Less Than			More Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

	(in thousands)
Contractual Obligations
Employment agreements	$300	$160	$140	$—	$—
Operating leases	3,945	985	1,772	1,188	—
Subordinated notes payable	15,000	—	15,000	—	—

Total	$19,245	$1,145	$16,912	$1,188	$—

      The amounts listed for subordinated notes payable represent the principal amounts we owe under our promissory notes with affiliates of Summit Partners, one of our principal stockholders. We will use a portion of the net proceeds from this offering to repay all of our outstanding subordinated notes payable.

      We are obligated to pay royalties on the antivirus scanning engines and anti-spam technology that we have licensed from independent developers and include in most of our products. The royalty rates differ among products, and the total royalty payments are based on the software license fees that we bill our customers. The table above does not include any potential payments under these royalty agreements.

Quantitative and Qualitative Disclosures About Market Risk

      Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in interest rates and foreign currency exchange rates. We do not hold or issue financial instruments for trading purposes.

Foreign Currency Exchange Risk

      In 2003, we derived more than 48% of our revenues from customers outside the United States and Canada. Therefore, our results could be negatively affected by such factors as changes in foreign currency exchange rates, trade protection measures, longer accounts receivable collection patterns and changes in regional or worldwide economic or political conditions. We manage our level of exposure by denominating the majority of international sales and payments of related expenses in the local currencies of our subsidiaries. A 10% change in the value of the U.S. dollar relative to each of the local currencies of our non-U.S. subsidiaries, throughout the year ended December 31, 2003, would have resulted in a change to our net loss before income taxes of approximately $0.5 million as a result of translating the statements of operations of our foreign subsidiaries from their local currencies to the U.S. dollar.

      We have not historically tried to reduce our exposure to exchange rate fluctuations by engaging in hedging activities.

Interest Rate Risk

      The primary objective of our investment activities is to preserve principal while maximizing the income without significantly increasing risk. Some of the securities in which we invest may be subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. To minimize this risk in the future, we intend to maintain our portfolio of short-term investments in interest-bearing, investment-grade securities. Our cash equivalents, which consist solely of money market funds, are not subject to market risk because the interest paid on these funds fluctuates with the prevailing interest rate. We do not believe that a 10% change in interest rates would have a significant effect on our interest income.

      Our interest expense is generally not sensitive to changes in prevailing interest rates because all of our indebtedness is at a fixed rate.

Recent Accounting Pronouncements

      In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities.” The interpretation defines variable interest entities as those in which equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or entities in which equity investors lack certain essential characteristics of a controlling financial interest. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity. The primary beneficiary is required to consolidate the financial position and results of operations of the variable interest entity. In December 2003, the Financial Accounting Standards Board issued revisions to FASB Interpretation No. 46, resulting in multiple effective dates based on the characteristics as well as the creation dates of the variable interest entities, but in no case will an effective date be later than our first quarter of 2004. The adoption of FASB Interpretation No. 46 is not expected to have a material effect on our consolidated financial statements.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The requirements of this statement apply to issuers’ classification and measurement of freestanding financial instruments, including those that comprise more than one option or forward contract. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after

June 15, 2003. The adoption of SFAS No. 150 did not have a material effect on our consolidated financial statements.

      In December 2003, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 104, “Revenue Recognition,” which updates and summarizes the Commission’s views on the application of generally accepted accounting principles to revenue recognition in financial statements. We believe that our revenue recognition policies conform to the requirements of Staff Accounting Bulletin No. 104.

BUSINESS

Company Overview

      We are a global provider of antivirus, anti-spam and content filtering security software products. Our server-based products are used in electronic messaging and collaboration environments to protect organizations from viruses, spam and the transmission of other forms of inappropriate content. These threats compromise the integrity of networks, endanger mission-critical applications and information, absorb network and human resources and expose organizations to increased expenses and other liabilities. Our products integrate multiple third-party antivirus and anti-spam technologies with content filtering and policy enablement tools to strengthen the security of complex electronic messaging and collaboration systems.

      We sell our products primarily to enterprises and governmental entities, either directly or through third-party resellers. We have established reseller relationships with leading systems integrators. As of December 31, 2003, we had approximately 9,000 customers, representing over 9,000,000 end-user mailboxes. Our customers typically purchase 24-month subscription license and maintenance agreements for our products. As a result, we benefit from a recurring revenue stream.

      We commenced operations in 1995 and released our first product, Antigen for Lotus Notes, in October of that year. We released our Antigen for Microsoft Exchange product in late 1998. We have historically derived substantially all of our revenues from sales of these products, which protect email servers from viruses. In 2003, we released five new products that defend organizations against spam, guard additional points of network vulnerability and protect other types of electronic messaging and collaboration environments. We plan to grow our business by cross-selling new products to our large and growing customer base, expanding our domestic and international distribution channels, maintaining our focus on products for electronic messaging and collaboration environments and continuing to work closely with our reseller partners.

Industry Overview

      Electronic messaging has become ubiquitous because it facilitates communication and the exchange of information between organizations and their employees, customers, suppliers and strategic partners in a timely and cost-effective manner. In fact, the worldwide volume of email traffic increased at a compound annual growth rate of over 50% from 1.8 billion messages per day in 1998 to 15.4 billion messages per day in 2003, according to a recent study by IDC. While electronic messaging and collaboration applications provide significant functionality and efficiencies, they also expose enterprises to viruses, spam, the transmission of malicious or inappropriate content and the unauthorized distribution of confidential information.

      Organizations must effectively manage these risks in order to continue to realize the benefits of electronic messaging and collaboration applications.

The Virus Threat

      Viruses have become a common network security threat. A virus is a software program that is designed to replicate itself and spread from file to file, usually by attaching itself to computer applications, such as email. Viruses generally require a user action to be activated, although users are usually not aware that such action will activate the virus, and typically are spread by copying files to and from file servers. Viruses pose an array of serious threats to organizations, including crippling mission critical applications, degrading system performance and damaging valuable business information. The financial impact of viruses generally includes labor efforts, lost revenues from denial of service issues and costs associated with cleaning and restoring lost data and applications.

      For example, the so-called Slammer virus was unleashed in early 2003 and targeted Microsoft SQL Server 2000 systems. The Slammer virus disrupted hundreds of thousands of computer systems around the world, slowing Internet traffic and creating denial of service issues for many corporate networks. Viruses, such as Slammer, are often difficult to detect and can cause significant financial damage. Computer Economics estimated that the financial impact of the Slammer virus alone was $1.25 billion. Moreover, Computer Economics projected the worldwide impact of major viruses to be approximately $12.5 billion for 2003.

      The virus problem is further complicated by the ongoing cycle of virus creation and eradication. Virus developers continually react to new antivirus products by creating more sophisticated viruses designed to avoid them. Furthermore, as network environments continue to become more complex, virus developers have begun to exploit new delivery mechanisms, including instant messaging, peer-to-peer and real-time collaboration networks. IDC estimates that the global market for antivirus products that protect Internet gateways and email servers will grow from approximately $484 million in 2002 to approximately $1.6 billion by 2007.

Spam and Other Potential Liabilities

      Other electronic communications, including spam, the unauthorized transmission of confidential information and other forms of inappropriate content, also expose organizations to increased expenses and liabilities. Spam is unsolicited email that can take many forms, such as a direct marketing message offering legitimate products or services, or a message offering illicit, offensive or nonexistent products and services. Spam reduces employee productivity by diverting attention from work-related communication and also encumbers network resources by creating a significant burden on bandwidth and storage capacity. In October 2003, IDC estimated that on an average day, 32% of all email, including internal email, sent in North America was spam, up from 24% in 2002 and 17% in 2001. Ferris Research estimates that spam cost U.S. corporations more than $10 billion in 2003.

      In addition to spam, organizations face an increasing risk of confidential information being leaked, either intentionally or inadvertently, through electronic communications. New regulations require organizations to be more vigilant with respect to such confidential information and electronic communications. For example, the Health Insurance Portability and Accountability Act of 1996 requires organizations engaged in the processing of patient records to implement systems to ensure the confidentiality of such information. More generally, organizations are becoming increasingly sensitive to the electronic transmission by employees of inappropriate content, such as communications containing racist, sexist or discriminatory, or pornographic materials.

      As a result of the increase in the transmission of spam and other inappropriate content, we believe that organizations are increasingly seeking to monitor and regulate internal and external electronic communications. IDC estimates that the global market for messaging security applications, which includes anti-spam and content filtering products, but excludes antivirus products, will grow from approximately $236 million in 2002 to approximately $1.1 billion by 2007.

Electronic Messaging and Collaboration Systems

      Electronic messaging and collaboration systems are complex server-based networks that enable end-user applications, such as email, instant messaging and real-time collaboration. These networks are enabled by the following types of dedicated computers, referred to as servers, which typically reside within an organization’s information technology network:

•	SMTP Servers. SMTP, or simple mail transport protocol, servers convert the sender’s outgoing email messages to the format required for transmission over the Internet and manage the transmission of the messages to the recipients’ SMTP servers.

•	Email Servers. Email servers collect email messages from SMTP servers for review by the recipient and allow the recipient to sort, store and search for email messages on the server.

•	Routing Servers. Routing servers direct email messages to their intended recipients without burdening unrelated network devices.

•	Instant Messaging Servers. Instant messaging servers determine whether a potential message recipient is online and the applications he or she is using. Based on that information, these servers enable users to exchange messages or file attachments in real time.

•	Collaboration Servers. Collaboration servers facilitate the creation of intranets that provide employees with the ability to search for, download and upload content.

      By enabling the transfer of data between or within organizations and by connecting to the Internet, these network devices expose organizations to viruses, spam and the transmission of other forms of inappropriate content that can reside in electronic messages or files. To mitigate these threats, organizations must protect their network devices.

Antivirus, Anti-Spam and Content Filtering

      Server-level antivirus products reside on SMTP, email, routing, instant messaging and collaboration servers. These products examine inbound and outbound electronic messages and files for viruses by automatically routing these messages through a filter commonly referred to as a scanning engine. Traditional antivirus products typically store the electronic message or file to a temporary folder on a hard disk prior to performing the scanning process and typically use a single scanning engine.

      Virus scanning engines generally employ the following two techniques to identify potential viruses:

•	The signature approach scans the electronic message or file for specific software code that is consistent with known viruses. This code is commonly referred to as a virus signature and is generally unique to the particular virus.

•	The heuristic method scans the electronic message or file for characteristics and patterns that are consistent with viruses in order to identify new viruses whose signatures have not yet been determined.

      When a new virus outbreak occurs, each scanning engine vendor seeks to determine the signature of the virus. If the vendor finds the signature, it disseminates to its customers a software update, commonly referred to as a virus signature file. When implemented, the virus signature file stops the specific virus. If a scanning engine vendor fails to disseminate a virus signature file in a timely manner and the scanning engine’s heuristic analysis does not identify the virus, organizations relying on that single scanning engine will not be protected from that virus. As a result, networks that become infected by the virus may suffer significant damage or downtime. In order to ensure optimal performance, organizations are advised to update their virus scanning engines daily or even hourly to obtain the most recently developed virus signature files and heuristic tools. Because scanning engines cannot continue to operate during the update process, the network administrator of an organization that relies on a single scanning engine must either choose to disable the servers on which the virus scanning engine resides or allow the servers to operate without the antivirus protection of that scanning engine. An organization may choose to install multiple antivirus products from different vendors. However, this process can be costly, and these products may not work well together.

      Server-level content filtering products reside on SMTP, email and instant messaging servers. These products check inbound and outbound messages for spam and other forms of inappropriate content by comparing the source of the message to known sources of spam and other forms of inappropriate content, scanning for suspicious types of files and performing keyword searches on message headers and content.

Our Solution

      Our security software products integrate multiple, third-party proprietary antivirus and anti-spam technologies with content filtering and policy enablement tools to strengthen the security of electronic messaging and collaboration systems. Having focused on this market since 1995, we believe that we have gained a thorough understanding of the nuances of complex messaging and collaboration environments. As a result, all of our products are designed to complement the strengths and address many of the security weaknesses of complex messaging and collaboration systems. Additionally, unlike most of our competitors, we are focused solely at the server level, which demands superior performance, security and reliability.

      We believe that the following features distinguish our solution from competing products:

      Multiple Scanning Engines. Our antivirus products combine the benefits of multiple scanning engines that we have licensed from leading scanning engine developers. We currently integrate up to six scanning engines that are licensed from five independent developers. We believe that the integration of multiple scanning engines provides the following benefits for our customers:

•	Effectiveness. The use of multiple scanning engines reduces the risk that a virus will infect our customers’ networks. First, when a virus outbreak occurs, our customers benefit from the efforts of multiple independent antivirus laboratories working throughout the world to determine the signature of the virus and to develop and disseminate an effective virus signature file. We believe that this significantly increases the likelihood that an effective and timely virus signature file will be developed and available to our customers. Second, our customers benefit from multiple sets of heuristic methods. We believe that this increases the likelihood that our solution will stop a virus even in the absence of a functioning virus signature file.

•	Reliability. Integrating multiple scanning engines provides network administrators with redundant network protection. Traditional single scanning engine antivirus products typically require the network administrator to choose between disabling the servers on which the product resides or leaving the network unprotected during scanning engine updates. Our multiple scanning engine approach relieves network administrators from this choice because the remaining scanning engines can continue to operate during the period when another is being updated. The use of multiple scanning engines also protects our customers should one of the engines crash, malfunction or otherwise become inoperable.

•	Flexibility. Our multiple engine manager allows our customers to leverage different scanning engine bias settings to achieve a desired balance between performance and effectiveness. As a result, our customers benefit from the advantages of multiple scanning engines without the material impact on network performance that would otherwise result from the use of multiple scanning engines, rather than a single scanning engine.

      Real-Time Scanning Technology. We believe that our real-time scanning technology allows our customers to scan electronic messages and files more quickly than with traditional products. Traditional antivirus, anti-spam and content filtering products store electronic messages in temporary folders on a hard disk prior to performing the scanning process. We believe that this has significant drawbacks. First, it takes time to store each message, resulting in a delay between the time an organization receives an electronic message and the time the message reaches the ultimate recipient’s electronic mailbox. Second, storing each message absorbs server resources, resulting in a less efficient network. In order to avoid these drawbacks, network administrators often disable necessary functionality, thereby exposing the organization to the very threats that the product was designed to protect against. Our real-time scanning technology scans electronic messages without first storing them to a temporary folder. As a result, we believe that we provide a fast scanning product that reduces the impact on system resources.

      Adaptability to Migrating Network Environments. All of our products can be applied uniformly to migrating electronic messaging and collaboration environments. Organizations are constantly evolving their networks through different releases and versions of electronic messaging and collaboration servers. For example, it is not uncommon to find multiple versions of Microsoft’s electronic messaging servers, such as Exchange 5.5, Exchange 2000 and Exchange 2003, within a single organization. In these situations, traditional antivirus, anti-spam and content filtering products require the network administrator to deploy and manage multiple products with different features for each component of the network. This can absorb valuable resources and add unnecessary complexity to the network. Network administrators who use our products need to deploy and manage only a single solution, which functions across multiple versions and environments. Furthermore, our products can be installed and administered remotely from one server.

Therefore, we believe that our products reduce the amount of deployment time and reduce the risk of human error.

      Scalability. We originally designed our Antigen products for enterprise-level electronic messaging environments. As we developed newer versions of Antigen, we have simplified the administration of the product, which allows it to run in smaller environments while still maintaining its robust feature set and functionality. This allows Antigen to scale from single-server offices to global organizations running hundreds of servers.

      Superior Customer Service. We believe that our customer service model is one of our competitive advantages. Our customer service engineers work closely with our development staff and are specifically trained to address problems arising in complex electronic messaging and collaboration environments. As a result, our customers receive timely assistance from a trained technical support professional, rather than navigating through various tiers of customer service prior to reaching a qualified software engineer capable of efficiently determining the cause of the customer’s problem.

Our Strategy

      Our objective is to be the leading provider of security software products focused on electronic messaging and collaboration environments. To achieve this goal, we are pursuing the following strategies:

      Continue to Acquire New Customers Through a Growing Distribution Infrastructure. We believe that our global distribution infrastructure provides us with a competitive advantage in adding new customers. We have offices in 14 cities in 13 countries and a network of large global systems integrators and value-added resellers. We derived 48% of our revenues from outside the United States and Canada in the year ended December 31, 2003. We believe that this distribution infrastructure gives us the capacity to capitalize on market demand in North America and Europe. In the future, we intend to broaden our network of channel partners in North America, Europe, the Middle East and Africa, and leverage our experience in establishing successful international distribution systems to take advantage of market demand in the Latin America and the Asia-Pacific regions.

      Renew Existing Subscriptions and Cross-Sell New Products to Our Existing Customers. We have grown to a current base of approximately 9,000 customers, including many leading enterprises and governmental organizations, primarily through sales of our first two products, Antigen for Microsoft Exchange and Antigen for Lotus Domino. We believe that our strong customer relationships provide us with the opportunity to obtain subscription renewals and cross-sell our new products. To that end, we have recently released five new products that enhance our solution to protect organizations from additional threats, such as spam, protect additional points of network vulnerability, such as SMTP servers, and protect other types of environments, such as instant messaging servers and collaboration servers.

      Maintain Our Focus on Electronic Messaging and Collaboration Environments. We believe that our focus on messaging and collaboration environments allows us to develop superior software applications for our customers that complement the strengths and minimize the weaknesses of these complex environments. We believe that this focus provides us with an advantage over our competitors that provide numerous products to address a broad range of network environments. In the future, we intend to maintain our focus on software applications for electronic messaging and collaboration environments.

      Leverage Strategic Reseller Relationships with Systems Integrators. We have developed strategic relationships with leading systems integrators. These systems integrators have contributed to the growth of our customer base by reselling and broadening market awareness of our products. We intend to continue to identify opportunities for these systems integrators to generate services revenues from the implementation of our products. We also intend to establish relationships with additional systems integrators.

      Capitalize on Our Focus on Microsoft Technology. We have designed the majority of our products for the protection of electronic messaging and collaboration servers that run Microsoft software. We have chosen to focus on Microsoft products due to the leading market share position of the Microsoft Exchange server software in the electronic messaging market. Over time, we expect Microsoft to establish a similar leadership position in the market for collaboration and instant messaging servers with its SharePoint and Live Communications server software products.

Products

      Currently, we sell five antivirus and content filtering products based on our core Antigen technology and two anti-spam products. Our products are:

•	Antigen for Microsoft Exchange;

•	Antigen for Lotus Domino;

•	Antigen for Microsoft SharePoint;

•	Antigen for SMTP Gateway;

•	Antigen for Instant Messaging;

•	Sybari Spam Manager; and

•	Advanced Spam Defense.

     Antigen

      Antigen is our core antivirus and content filtering technology. Antigen currently incorporates up to six different scanning engines that we have licensed from five scanning engine developers. We designed Antigen to work in multiple electronic messaging and collaboration environments by basing it on a common technology architecture. This architecture provides a standard interface between a particular electronic messaging or collaboration product and the common components of Antigen, such as virus scanning, message filtering, quarantining, reporting and deployment. As a result, we maintain a consistent user experience across all Antigen products. We believe that this approach reduces the costs of testing and maintaining the product family, enables us to quickly develop prototypes for new products and facilitates the integration of third-party technologies.

      We have developed different Antigen antivirus and content filtering products for each of the following environments:

			Latest Version
		Initial Version	Release Date
Product Name	Protected Environments	Release Date	(quarter/ year)

Antigen for Lotus Domino	Lotus Domino R4.6.7, R5, Domino 6 and 6.5	1995	Q2/2003
Antigen for Microsoft Exchange	Microsoft Exchange 5.0, 5.5, 2000 and 2003	1998	Q2/2003
Antigen for Microsoft SharePoint	Microsoft SharePoint 2003	2003	Q4/2003
Antigen for SMTP Gateway	SMTP Gateway	2003	Q2/2003
Antigen for Instant Messaging	Microsoft Live Communication 2003 or IMlogic IM Manager	2003	Q4/2003

      All of our Antigen products share the following features and components:

      Multiple Engine Manager. Our multiple engine manager allows our customers to establish different scanning engine bias settings to achieve a desired balance between performance and effectiveness. As a result, our customers benefit from the advantages of multiple third-party scanning engines without the material impact on network performance that would otherwise result from using multiple scanning engines, rather than a single scanning engine.

      Customers benefit from the following key features of our multiple engine manager:

•	automatic disabling of scanning engines that require an update, administrator notification and continued protection of the environment using other virus scanning engines;

•	automatic roll-back to the prior version of a scanning engine if an update to that scanning engine fails; and

•	management of scanning engine usage through scanning engine ranking and round robin selection.

      Under the ranking process, our multiple engine manager ranks each scanning engine based on past performance and the time of its last update and gives priority to the most up to date and best performing scanning engines. If two or more scanning engines are ranked equally, our multiple engine manager will implement them in a round robin sequence to properly balance their use.

      Message and File Filtering. Our message and file filtering technology enables network administrators to proactively filter electronic messages based on several criteria set by the network administrator, such as the sender of the electronic message, the subject line or textual content of the electronic message, or the file type, size or name of an electronic message attachment.

      Antigen Central Manager. Our Antigen Central Manager allows network administrators to deploy Antigen, gather information and change Antigen settings across their network. Major benefits of our Antigen Central Manager include its ability to:

•	facilitate initial deployment of Antigen and deployment of new versions and upgrades;

•	schedule virus scanning engine and signature file updates in a centralized manner;

•	generate management reports relating to virus outbreaks; and

•	facilitate changes to the Antigen settings through pre-configured templates.

      Real-Time Scanning. Antigen scans electronic messages without first storing them to a temporary folder. We believe that this facilitates faster scanning than traditional products and decreases the burden of our security products on our customers’ messaging and collaboration environments.

      Multiple Scanning Locations. Antigen provides additional protection to our customers by scanning with a single product at the email server, as well as at the gateway and routing servers. Traditional antivirus products require a different product to scan at each location, which increases the administrative burden of deploying a more complete solution.

      Worm Purge. Our Worm Purge technology detects electronic messages containing known worm viruses using a regularly updated list of worms. A worm is a type of virus that automatically spreads to other computers and is often used as a method of disseminating and proliferating other viruses. If Worm Purge detects a worm, it automatically deletes the entire electronic message. By deleting the entire electronic message, Worm Purge reduces unwanted network traffic and helps minimize unnecessary help desk calls that can be triggered when the remainder of an electronic message reaches the recipient and causes the recipient to believe erroneously that he or she has received a virus.

Sybari Spam Manager

      Our Sybari Spam Manager provides organizations with sophisticated message scanning for Microsoft Exchange and SMTP gateway servers. The product combines anti-spam and content filtering technology with an integrated anti-spam engine that we have licensed from a third party. Major benefits of our Sybari Spam Manager include:

•	real-time third-party blacklist lookup, which enables administrators to block messages based on one or more publicly available lists of known spammers, which are commonly referred to as blacklists;

•	whitelist lookup, which allows administrators to override spam settings to allow messages to be received by end users from a select list of senders that would otherwise be blocked by blacklists;

•	sender and domain filtering, which enables the administrator to block a message based on its origin, thereby creating an internal blacklist;

•	rules-based filtering, which provides administrators with the ability to block an electronic message based on defined target words or phrases that are contained within the body of the message; and

•	subject-line filtering, which enables administrators to block messages based on the subject line of the message.

      We first released Sybari Spam Manager in the second quarter of 2003. We released our latest version in the fourth quarter of 2003.

Advanced Spam Defense

      We resell an anti-spam product using anti-spam technology licensed from a third party. We market this product as Advanced Spam Defense, or ASD. ASD can be tailored to support a customer’s Microsoft Exchange environment and allows spam detection with minimal administrative effort by eliminating the need to adjust sensitivity settings or write new detection rules. ASD Enterprise Gateway is software that can be installed directly on the messaging server or on a dedicated machine, which communicates with the messaging server. By providing signature look-ups in real time, ASD avoids the vulnerability of products that rely on periodic database or filter-rule updates. Final spam decision-making can be delegated to end users via a junk mail folder that is automatically integrated into the Microsoft Outlook client, or a centralized quarantine can be implemented. We complement ASD with the ASD Service Center software, which provides real-time spam detection services to enterprise customers by maintaining constant communication with anti-spam servers installed on-site at customer locations. We first released ASD in the fourth quarter of 2003.

Customers

      Our antivirus, anti-spam and content filtering security software products are used in the electronic messaging and collaboration environments of approximately 9,000 customers around the world, including more than 20 Fortune 100 companies, and representing over 9,000,000 end-user mailboxes. Leading financial, government, healthcare, service provider and educational organizations, with some of the largest and most complex messaging and collaboration environments, use our products. No customer accounted for 10% or more of our revenues during any of the past three years.

Customer Support

      We have established a customer service model that we believe provides us with a competitive advantage. Our customer service engineers work closely with our development staff and are specifically trained to address problems arising in complex electronic messaging and collaboration environments. As a result, rather than navigating their way through various tiers of customer service prior to reaching a trained software engineer, our customers receive timely assistance from a qualified technical support professional. Customer problems are typically resolved quickly and effectively, without the need to interact with multiple levels of customer service representatives. We maintain a global customer support presence in North America, Europe and Asia. As of December 31, 2003, we had 26 customer support technicians.

Sales and Marketing

      Sales. We sell the majority of our products through an indirect sales channel working closely with our account managers, channel managers and sales engineers. Customers that buy directly from us are typically large or strategic organizations that prefer a direct relationship. In the United States, we have sales offices in East Northport, New York and San Jose, California. Outside the United States, we have sales offices in Australia, China, Finland, France, Germany, Italy, the Netherlands, Singapore, Spain, Sweden, the United Arab Emirates and the United Kingdom.

      As of December 31, 2003, our sales force consisted of 79 employees, 33 of whom were located in the United States. Account managers lead our sales efforts and are responsible for cultivating new business opportunities either directly or in conjunction with a channel partner, as well as maintaining and growing current customer relationships. Our channel managers focus on identifying, selecting and developing channel partners in addition to assisting these partners with the sales process.

      In addition, we had 17 sales engineers as of December 31, 2003. Sales engineers assist our account managers with technical presentations, customer requirement analysis and initial product designs. Sales engineers also assist our channel managers through pre-sales support, technical training and seminars with our partners.

      Marketing. Our marketing strategy is to increase our corporate and brand awareness as a global provider of security software products for use in electronic messaging and collaboration environments. We seek to achieve this awareness through a mix of niche print campaigns, online advertising, direct print and email marketing to target audiences, and attendance and speaking engagements at industry events, as well as through education and incentive offerings such as co-operative marketing with our strategic alliance and reseller partners.

      We target our marketing efforts towards two primary groups, network administrators and company officers such as chief financial officers and chief information officers. Network administrators play a key role within large organizations, and are ultimately responsible for managing messaging and collaboration environments and selecting product tools. Chief financial officers and chief information officers are increasingly becoming key decision makers in the selection of information technology products.

Strategic Relationships

      Our strategic relationships with leading systems integrators and technology vendors are an important part of our sales and marketing strategy and our product development strategy. Many organizations retain systems integrators to help evaluate and integrate their information technology systems. As a result, we believe that systems integrators are well positioned to expand our contacts with potential customers by increasing awareness of our products, providing customer referrals and contributing to joint marketing activities.

      We have established a technology relationship with Microsoft, which includes the following components:

Virus Information Alliance Member	We were selected by Microsoft along with only four other vendors for inclusion in Microsoft’s Virus Information Alliance program. Microsoft released this program in 2003 to help customers obtain timely and relevant information about the latest virus threats affecting Microsoft technology.

Gold Certified Partner	We have been identified as a Microsoft Certified Partner, which is a partner that focuses on, and has proven its commitment and expertise in delivering, security and software solutions based on Microsoft technologies.

      We have entered into multi-year agreements to license virus scanning engines from a variety of developers, rather than seeking to develop scanning engines ourselves. We currently license scanning engines from Sophos, Computer Associates, Kaspersky Labs, VirusBuster and Norman Data Defense and an anti-spam technology from MailFilters. We also license a proprietary anti-spam technology from Commtouch and resell this technology as our Advanced Spam Defense product. These are typically two-year agreements, terminable upon 60 days’ notice. If our relationship with any one or more scanning engine vendors is terminated, we believe that there are a number of suitable replacements that would be available on acceptable terms.

Research and Development

      Our research and development organization consists of experienced software engineers, quality assurance engineers and technical writers. We organize our development staff along product lines, with an engineering services group providing centralized support for technical documentation and advanced support. We employ advanced software development tools including automated testing, performance monitoring, source code control and defect tracking systems. We recorded research and development expenses of $3.4 million in 2001, $3.1 million in 2002 and $4.6 million in 2003. As of December 31, 2003, we had 41 research and development professionals.

Intellectual Property Rights

      Our intellectual property rights are important to our business. We rely on a combination of trademark, copyright, trade secret and other common laws in the United States and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our proprietary technology, processes and other intellectual property. We have registered or applied for registration for our trademarks Sybari and Antigen in multiple jurisdictions. We have no issued patents or pending patent applications.

      Although we rely on copyright, trade secret and trademark law, written agreements and common law, we believe that the following factors are more essential to establishing and maintaining a competitive advantage:

•	the technological and creative skills of our personnel;

•	new product developments;

•	frequent product enhancements; and

•	reliable maintenance.

      Others may develop products that are similar to our technology. We generally enter into confidentiality and other written agreements with our employees, consultants and strategic partners, and through these and other written agreements, we attempt to control access to and distribution of our software, documentation and other proprietary technology and other information. Despite our efforts to protect our proprietary rights, third parties may, in an unauthorized manner, attempt to use, copy or otherwise obtain and market or distribute our intellectual property rights or technology or otherwise develop a product with the same functionality as our products. Policing unauthorized use of our products and intellectual property rights is difficult, and nearly impossible on a worldwide basis. Therefore, we cannot be certain that the steps we have taken or will take in the future will prevent misappropriation of our technology or intellectual property rights, particularly in foreign countries where we do business or where our products are sold or used, where the laws may not protect proprietary rights as fully as do the laws of the United States or where enforcement of such laws is not common or effective.

      Substantial litigation regarding intellectual property rights exists in the software industry. From time to time, in the ordinary course of our business, we are subject to claims relating to our intellectual property rights or those of others, and we expect that third parties may commence legal proceedings or otherwise assert intellectual property claims against us in the future, particularly as we expand the complexity and scope of our business, the number of similar products increases and the functionality of these products further overlap. These claims and any resulting litigation could subject us to significant liability for damages. In addition, even if we prevail, litigation could be time consuming and expensive to defend and could affect our business materially and adversely. Any claims or litigation from third parties may also limit our ability to use various business processes, software and hardware, other systems, technologies or intellectual property subject to these claims or litigation, unless we enter into license agreements with the third parties. However, these agreements may be unavailable on commercially reasonable terms, or not available at all.

Competition

      The markets in which we compete are intensely competitive and rapidly changing. Our principal competitors are companies that offer antivirus, anti-spam, content filtering and instant messaging security products. Companies that sell products that compete with some of the features within our products include Network Associates, Symantec, Trend Micro and other vendors.

      The principal competitive factors in our industry include:

•	product functionality and effectiveness;

•	product integration;

•	price;

•	platform coverage and ability to scale;

•	worldwide sales infrastructure; and

•	global technical support.

Some of our competitors have greater financial, technical, sales, marketing and other resources than we do, as well as greater name recognition and a larger installed customer base. Additionally, some of these competitors have research and development capabilities that may allow them to develop new or improved products that may compete with our products. Furthermore, some of our scanning engine partners are also our competitors. We expect that the market for our products, which has been fragmented historically, will become more consolidated with larger companies being better positioned to compete in this environment in the long term. As this market continues to develop, a number of companies with greater resources than ours could attempt to increase their presence in this market by acquiring or forming strategic alliances with our competitors or business partners.

      Our success will depend on our ability to adapt to these competing forces, to develop more advanced products more rapidly and less expensively than our competitors and to educate potential customers as to the benefits of using our products rather than developing their own products or using our competitors’ products. Our competitors could introduce products with superior features, scalability and functionality at lower prices than our products and could also bundle existing or new products with other more established products that discourage users from purchasing our products. In addition, some of our customers and potential customers may buy other security software products from our competitors and, to the extent that they prefer to purchase all of their security software from one vendor, may choose not to renew or enter into new subscriptions with us.

      We expect additional competition from other established and emerging companies. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could harm our business.

Employees

      As of December 31, 2003, we had 224 employees. None of our employees is represented by a union. We consider our relationship with our employees to be good and have not experienced any interruptions of our operations as a result of labor disagreements.

Facilities

      We lease our headquarters in East Northport, New York, which consists of approximately 19,325 square feet in two adjacent buildings. The lease for the majority of our headquarters expires in September 2010 and the lease for the remainder expires in December 2004. We also lease facilities in San Jose, California, and in Australia, China, Finland, France, Germany, Italy, the Netherlands, Singapore, Spain, Sweden, the United Arab Emirates and the United Kingdom, to support our field sales and operations staff.

      We believe that our facilities are in good operating condition and will adequately serve our needs for at least the next 12 months. We also anticipate that, if required, suitable additional or alternative space will be available on commercially reasonable terms to accommodate expansion of our operations.

Legal Proceedings

      We are not currently a party to any material legal proceedings.

MANAGEMENT

Executive Officers, Key Employees and Directors

      Our executive officers, key employees and directors, and their ages and positions as of May 1, 2004, are:

Name	Age	Position

Robert G. Wallace	66	Chairman of the Board of Directors, President and Chief Executive Officer
Gregory A. Tetrault	38	Senior Vice President and Chief Technical Officer and Director
Patrick A. FitzMaurice	43	Senior Vice President of Worldwide Sales and Marketing, Secretary, Treasurer and Director
James Shanahan	33	Chief Financial Officer
Marc A. Olson	39	President of Europe, Vice President of Sales/ Europe and Vice President of Sales/ Asia
Anthony L. Pane	37	Vice President of Finance and Chief Accounting Officer
Thomas A. Buoniello	40	Vice President of Product Management
Kenneth D. Toole	36	Vice President of Technology
Edwin A. Bescherer, Jr.(1)	70	Director
John R. Carroll(2)	36	Director
Anthony J. (Tony) Redmond(1)(2)	44	Director
Thomas S. Roberts	40	Director
Richard J. Sullivan(1)(2)	60	Director

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee

     Robert G. Wallace has served as our Chairman of the Board of Directors, President and Chief Executive Officer since co-founding Sybari in 1995. Prior to that, Mr. Wallace was President and Chief Executive Officer of Drug Screening Systems, Inc., a public drug screening company, from 1990 to 1993. From 1978 to 1990, Mr. Wallace was the Director of Security and Administrative Services for The Dun & Bradstreet Corporation. Mr. Wallace is the father-in-law of Gregory A. Tetrault and Patrick A. FitzMaurice.

      Gregory A. Tetrault has served as our Senior Vice President and Chief Technical Officer since January 1999 and as a director since co-founding Sybari in 1995. Mr. Tetrault served as our Vice President of Technology from 1995 through 1998. Prior to that, Mr. Tetrault was Director of Groupware Systems for Sony Music from May 1995 to September 1995. Mr. Tetrault is the son-in-law of Robert G. Wallace.

      Patrick A. FitzMaurice has served as our Senior Vice President of Worldwide Sales and Marketing and as a director since co-founding Sybari in 1995. Mr. FitzMaurice is the son-in-law of Robert G. Wallace.

      James Shanahan, a certified public accountant, has served as our Chief Financial Officer since November 2001. Prior to that, from 1992 to October 2001, Mr. Shanahan served in the business advisory, accounting and audit practice of PricewaterhouseCoopers, most recently as a senior manager.

      Marc A. Olson has served as our President of Europe, Vice President of Sales/ Europe and Vice President of Sales/ Asia since November 1999. Prior to that, Mr. Olson held various positions in Europe and the United States with Network Associates Inc. and its predecessor, McAfee Associates, from 1997 to 1999, most recently as Vice President, Southern Europe.

      Anthony L. Pane, a certified public accountant, has served as our Vice President of Finance and Chief Accounting Officer since December 2003. Prior to that, Mr. Pane was Senior Vice President of Finance of Viewpoint Corporation, an interactive visualization distribution company, from August 2003 to November 2003, Senior Vice President and Chief Financial Officer from November 2001 to August 2003 and Vice President and Controller from August 2000 to November 2001. Before that, Mr. Pane was Controller of Computer Generated Solutions, Inc., an information technology services company, from May 1999 to August 2000.

      Thomas A. Buoniello has served as our Vice President of Product Management since joining Sybari in 1996. Prior to that, Mr. Buoniello was a Senior Product Manager for the Remote Productivity Group at Symantec Corporation from April 1995 to November 1996.

      Kenneth D. Toole has served as our Vice President of Technology since January 1999 and as Director of Development since 1996. Prior to that, Mr. Toole was a Software Engineer for the Remote Productivity Group at Symantec Corporation from February 1995 to November 1996.

      Edwin A. Bescherer, Jr., who has served as a director since January 2004, has been a financial consultant and served on the boards of public, private and non-profit organizations since 1995. Mr. Bescherer was Executive Vice President and Chief Financial Officer at The Dun & Bradstreet Corporation from 1987 to 1995, and held various other positions there between 1978 and 1987.

      John R. Carroll, who has served as a director since March 2001, has been a principal of Summit Partners, a private equity and venture capital firm, since January 2002. Prior to that, Mr. Carroll was a Vice President of Summit Partners from 1998 to 2001.

      Anthony J. (Tony) Redmond, who has served as a director since January 2004, has been the Vice President and Chief Technology Officer of the services division at Hewlett-Packard Company since September 2003. He served in a similar capacity for the consulting practice at Hewlett-Packard between May 2002 and September 2003, the services division of Compaq Computer Corporation between April 2001 and May 2002, and the professional services division of Compaq between March 2000 and April 2001. Between September 1998 and March 2000, Mr. Redmond was Director of the Microsoft Technologies Group at Compaq.

      Thomas S. Roberts, who has served as a director since March 2001, is a managing partner and managing member of various entities affiliated with Summit Partners, a private equity and venture capital firm, where he has been employed since 1989. Prior to that, he worked for Booz, Allen and Hamilton, a consulting firm, from August 1985 to July 1987. Mr. Roberts is also the President of the New England Venture Capital Association.

      Richard J. Sullivan, who has served as a director since March 2001, has been a principal with Infinity View Associates, a consulting practice focusing on assisting companies with their business, technology and marketing strategies and execution, since September 2003. Between December 2001 and September 2003, Mr. Sullivan was Chief Executive Officer of PreCache, Inc., a networking software company. Until July 2001, Mr. Sullivan was a Vice President for Marketing at IBM Corporation, and he held a variety of other positions at IBM beginning in 1967.

Composition of the Board

      All of our current directors serve as directors under a voting agreement that will automatically terminate upon the closing of this offering. Each director will hold office until his successor is elected and qualified at our next annual meeting of stockholders or until the director’s resignation or removal. Five of our current directors — Messrs. Bescherer, Carroll, Redmond, Roberts and Sullivan — are independent directors as defined by the applicable listing standards of the Nasdaq Stock Market. Mr. Wallace is the father-in-law of both Mr. Tetrault and Mr. FitzMaurice. There are no other family relationships among any of our directors or executive officers.

Board Committees

      Our board of directors has an audit committee and a compensation committee. The board of directors may also establish other committees to assist in the discharge of its responsibilities.

      Audit Committee. Our audit committee consists of Messrs. Bescherer, Redmond and Sullivan, each of whom is an independent director. Mr. Bescherer chairs the audit committee. We believe that each of the members of the audit committee is financially sophisticated and is able to read and understand our consolidated financial statements. We believe that Mr. Bescherer is an “audit committee financial expert” as defined under Securities and Exchange Commission rules. Our audit committee, among other things, selects our independent auditor, reviews the independence of such auditor, reviews the results and scope of the audit and other services provided by our independent auditor, determines the professional fees payable to our independent auditor and reviews and evaluates management’s internal accounting procedures and controls. Deloitte & Touche LLP currently serves as our independent auditor.

      Compensation Committee. Our compensation committee consists of Messrs. Carroll, Redmond and Sullivan, each of whom is an independent director. Mr. Carroll chairs the compensation committee. Our compensation committee, among other things, determines the compensation and benefits of our executive officers and senior management, establishes and generally reviews policies relating to compensation and benefits applicable to our employees and consultants and administers our equity-based compensation and benefit plans.

Compensation Committee Interlocks and Insider Participation

      None of our executive officers currently serves or served during the fiscal year ended December 31, 2003 as a member of the board of directors or compensation committee of any entity which has one or more of its executive officers serving as a member of our board or compensation committee.

Director Compensation

      After this offering, we will compensate our directors as described below. In addition, Messrs. Bescherer and Redmond received stock options on the same terms as described below upon their appointment to the board in January 2004.

      Meeting Fee. We will pay each independent director a fee of $2,000 for each board or committee meeting attended in person or via telephone conference call.

      Stock Options. We will grant each independent director who is not the direct or indirect beneficial owner of more than five percent of our common stock, or the affiliate of any such five percent holder, an option to purchase 50,000 shares of our common stock upon election or appointment to the board at exercise prices determined by our compensation committee. We will grant the chair of the audit committee an additional option to purchase 5,000 shares, upon election or appointment as chair. These options will vest on the one-year anniversary of the grant date. All of our directors will be eligible to receive awards under our 2004 Stock Incentive Plan at the discretion of our compensation committee.

      Reimbursement of Expenses. We will reimburse all of our directors for out-of-pocket expenses incurred on our behalf.

Executive Compensation

      The following table summarizes the compensation paid to or earned for all services rendered to us in all capacities during 2003 by our Chief Executive Officer and our other executive officers. We refer to the officers listed in the following table in this prospectus as our named executive officers.

Summary Compensation Table

			Long-Term Compensation
			Awards
	2003 Compensation
			Securities Underlying
Name and Principal Position	Salary ($)	Bonus ($)	Options (#)

Robert G. Wallace	250,000	100,000	—
President and Chief Executive Officer
Gregory A. Tetrault	250,000	100,000	—
Senior Vice President and Chief Technical Officer
Patrick A. FitzMaurice	250,000	100,000	—
Senior Vice President of Worldwide Sales and Marketing
James Shanahan	160,000	150,000	30,000
Chief Financial Officer

Option Grants in Last Fiscal Year

      The following table sets forth information regarding stock options granted to each of our named executive officers in the last fiscal year. We did not grant any stock appreciation rights to the named executive officers during the year ended December 31, 2003. Potential realizable values are computed by (1) multiplying the number of shares of common stock subject to a given option by an assumed initial public offering price of $           per share, (2) assuming that the total stock value derived from that calculation compounds annually for the entire term of the option and (3) subtracting from that result the total option exercise price.

Individual Grants
Potential Realizable Value
		% of Total			at Assumed Annual Rates
	Number of	Options			of Stock Price
	Securities	Granted to	Exercise		Appreciation for Option
	Underlying	Employees	or Base		Term(1)
	Options	in Fiscal	Price	Expiration
Name	Granted (#)	Year (%)	($/Sh)	Date	5% ($)	10% ($)

Robert G. Wallace	—	—	—	—	—	—
Gregory A. Tetrault	—	—	—	—	—	—
Patrick A. FitzMaurice	—	—	—	—	—	—
James Shanahan	30,000 (2)	4.9	3.00	July 1, 2013

(1)	Amounts represent hypothetical gains that could be achieved for the options if exercised at the end of the option term. We present the 5% and 10% assumed annual rates of compounded stock price appreciation based on the rules of the Securities and Exchange Commission. These rates of appreciation do not represent our estimate or projection of our future common stock prices. These amounts represent assumed rates of appreciation in the value of our common stock from an assumed initial public offering price of $ per share. Actual gains, if any, on stock option exercises are dependent on the future performance of our common stock. The amounts reflected in the table may not necessarily be achieved.
(2)	Mr. Shanahan’s option has a term of ten years and was fully vested as of December 31, 2003.

Aggregated Option Exercises in the Year Ended December 31, 2003 and Year-End Option Values

      The following table provides certain summary information concerning stock options held as of December 31, 2003 by each of our named executive officers. There was no public trading market for our common stock as of December 31, 2003. Accordingly, as permitted by the rules of the Securities and Exchange Commission, we have calculated the value of the unexercised in-the-money options on the basis of an assumed initial public offering price of $           per share, less the exercise price of the options, multiplied by the number of shares underlying the options. None of our named executive officers exercised stock options in the year ended December 31, 2003.

Number of Securities
	Underlying Unexercised		Value of Unexercised
	Options at		In-the-Money Options at
	December 31, 2003 (#)		December 31, 2003 ($)

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

Robert G. Wallace	—	—	—	—
Gregory A. Tetrault	—	—	—	—
Patrick A. FitzMaurice	—	—	—	—
James Shanahan	30,000	—

2002 Stock Option Plan

      In March 2002, we created our 2002 Stock Option Plan, under which eligible employees and directors could be granted options to purchase shares of our common stock from Tobias Berman, one of our founding stockholders, who, until December 31, 2003, was our General Counsel, Secretary and Treasurer, and a member of our board of directors. In 2002 and 2003, upon the recommendation of the compensation committee of our board, Mr. Berman granted options to purchase an aggregate of 1,000,000 shares of common stock to employees and a member of our board of directors. No more options may be granted pursuant to the 2002 Stock Option Plan. We have not received and will not receive any of the proceeds from the exercise of options under the 2002 Stock Option Plan.

2003 Stock Option Plan

      We adopted the 2003 Sybari Software Inc. Incentive and Nonqualified Stock Option Plan in June 2003. We refer to this plan as our 2003 Stock Option Plan. The 2003 Stock Option Plan was approved by our board of directors and ratified by our stockholders. The maximum number of shares of common stock that may be issued pursuant to the 2003 Stock Option Plan is 1,000,000 shares. Upon the completion of this offering, we will amend the 2003 Stock Option Plan so that no more options may be issued under it.

      The 2003 Stock Option Plan authorizes us to grant incentive stock options and nonqualified stock options, each within the meaning of the federal tax laws, to any designated member of our board of directors, or any designated employee of ours or any corporation that is then a subsidiary of ours.

      The compensation committee of our board of directors administers the 2003 Stock Option Plan and designates those directors and employees who shall be granted options. Among other things, and subject to the provisions of the 2003 Stock Option Plan, the compensation committee has the authority to determine the number of shares subject to each option, the exercise price of each option, the option term and the manner in and times at which each option shall vest, as set forth in an option agreement between us and an optionee.

      Upon a change in control, as defined in the 2003 Stock Option Plan, any unvested options will automatically accelerate and become vested.

      The compensation committee may amend, modify or terminate any outstanding option with the optionee’s consent at any time prior to payment or exercise in any manner not inconsistent with the terms of the 2003 Stock Option Plan, including to change the date or dates as of when an option becomes exercisable or shares become vested, or to cancel and reissue an option under such different terms and conditions as it determines appropriate.

      Our board of directors may amend or modify the 2003 Stock Option Plan at any time, subject to any required stockholder approval. The 2003 Stock Option Plan will terminate not later than June 16, 2013.

2004 Stock Incentive Plan

      We will adopt the 2004 Sybari Software, Inc. Stock Incentive Plan prior to the completion of this offering. We refer to this plan as our 2004 Stock Incentive Plan. The 2004 Stock Incentive Plan will become effective upon its approval by our board of directors and ratification by our stockholders.

      shares of common stock will be authorized for issuance under the 2004 Stock Incentive Plan. This share reserve is equal to the number of shares which will be available for issuance under the 2003 Stock Option Plan on the effective date of the 2004 Stock Incentive Plan plus an additional            shares. After the adoption of the 2004 Stock Incentive Plan, no further option grants will be made under the 2003 Stock Option Plan. No more than            shares will be subject to restricted stock or performance-based awards. In no event may any one participant in the 2004 Stock Incentive Plan receive option grants or other stock awards for more than            shares of common stock in the aggregate per fiscal year, or payments under any performance-based awards for more than $           per three-year performance period, or a pro rated amount for performance periods less than three years.

      Eligible individuals in our employ or service, including officers, non-employee members of our board of directors and consultants, may receive awards under the following programs of the 2004 Stock Incentive Plan:

•	the stock option program under which these individuals may be granted options to purchase shares of our common stock;

•	the restricted stock program under which these individuals may be issued shares of our common stock directly, through the purchase of these shares or as a bonus tied to the performance of services, which may not be transferred for a period set forth in the award;

•	the stock appreciation right program under which these individuals may be granted the right to receive an appreciation distribution from us in cash or shares equal to the fair market value of a share of common stock on the date such right is exercised less the aggregate exercise price of such right;

•	the performance-based award program under which these individuals may be granted the right to receive awards that are valued in whole or in part by reference to, or are payable in or otherwise based on, common stock or attainment of pre-established performance goals; and

•	the other stock-based award program under which these individuals may be granted awards that are valued in whole or in part by reference to, or are payable in or otherwise based on, common stock, including, without limitation, awards valued by reference to performance of our affiliates.

      The compensation committee of our board of directors will administer the 2004 Stock Incentive Plan with respect to eligible employees and consultants. Our entire board of directors will administer the 2004 Stock Incentive Plan with respect to non-employee directors. Among other things, the compensation committee or the board of directors, as appropriate, will determine which eligible individuals are to receive awards, the time or times when these awards are to be made, the number of shares subject to each of these awards, the exercise or purchase price for each of these awards, which may be less than, equal to or greater than the fair market value of the shares, the status of any granted stock option as either an incentive stock option or a non-statutory stock option under the federal tax laws, the vesting schedule or other restrictions to be in effect for these awards, the maximum term for which any award is to remain outstanding, and whether awards are to operate on a tandem basis with other types of awards.

      Tandem stock appreciation rights may be issued under the stock appreciation right program which will provide the holder with the election to surrender all or a portion of an outstanding stock option for an appreciation distribution from us in cash or shares equal to the fair market value of the vested shares subject to the surrendered option on the date of surrender less the aggregate exercise price payable for such shares. Both tandem and non-tandem stock appreciation rights may be issued under the stock appreciation right program as limited stock appreciation rights which may be exercised only upon the occurrence of a change in control or another event that the compensation committee or board of directors, as appropriate, may designate at the time of grant or later.

      For each eligible individual, a target value may be specified for a performance-based award depending upon the extent to which applicable performance goals are satisfied. The target value may be expressed as a fixed dollar amount, a percentage of base pay or total pay, excluding payments made under the 2004 Stock Incentive Plan, or an amount determined pursuant to an objective formula or standard. At the time the performance goals are established, a formula will be prescribed to determine the percentage, which may be greater than 100%, of the target value of the performance-based award that may be payable based upon the degree of attainment of the performance goals during the calendar year. The compensation committee or the board of directors, as appropriate, may elect to pay an individual an amount that is less than the target value of that individual’s performance-based award, or attained percentage, regardless of the degree of attainment of the performance goals, except in a calendar year in which a change in control occurs, or during that calendar year with regard to the prior calendar year if a performance-based award for the prior calendar year has not been made by the time of the change in control.

      Upon a change in control, as defined in the 2004 Stock Incentive Plan, the compensation committee or the board of directors, as appropriate, will have the authority to determine if (1) all unvested awards will accelerate so as to become vested and the restrictions on awards will lapse, (2) awards, whether or not then vested, will be continued, assumed or have new rights substituted in their place by a successor entity, or (3) awards will be purchased by us or an affiliate of ours for cash in an amount equal to the highest price per share of our common stock paid in the change of control transaction less the aggregate exercise price of the awards.

      Outstanding awards may be canceled with the consent of the holder, in return for the grant of a new award for the same or different number of shares with an exercise price per share based upon the fair market value of our common stock on the new grant date.

      Our board of directors may amend or modify the 2004 Stock Incentive Plan at any time, subject to any required stockholder approval. The 2004 Stock Incentive Plan will terminate no later than                     , 2014.

Employee Stock Purchase Plan

      We will adopt the Employee Stock Purchase Plan prior to the completion of this offering. We refer to this plan as the ESPP. The ESPP will become effective upon its approval by our board of directors and ratification by our stockholders.

      The ESPP is designed to allow our eligible employees and eligible employees of our participating subsidiaries, if any, to purchase shares of our common stock, at                     intervals, through periodic payroll deductions. Up to                      shares of our common stock will initially be reserved for issuance under the ESPP. No participant may purchase more than                      shares, nor may all participants in total purchase more than                      shares on any one purchase date.

      The ESPP will have a series of successive offering periods, each with a maximum duration of       months, as set by the Compensation Committee. Shares will be purchased by the participants                     during the offering period. The first purchase date will occur on                     , 2004.

      Individuals who are eligible employees on the start date of any offering period may enter the ESPP on that start date or on any subsequent entry date. Individuals who become eligible employees after the start date of the offering period may join the ESPP on any subsequent entry date within that period.

      A participant may contribute up to      % of his or her cash compensation through payroll deductions and the accumulated payroll deductions will be applied to the purchase of shares on the participant’s behalf on each purchase date. The purchase price per share will be 85% of the lower of the fair market value of our common stock on the participant’s entry date into the offering period or the fair market value on the purchase date.

      The board may at any time amend, modify or terminate the ESPP.

Limitation of Liability and Indemnification of Officers and Directors

      Our amended and restated certificate of incorporation and amended and restated bylaws provide that our directors and officers shall be indemnified to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for us or on our behalf. We intend to enter into agreements with our directors and officers prior to the completion of this offering that also provide for such indemnification and expenses and liability reimbursement. In addition, our certificate of incorporation provides that our directors will not be personally liable for monetary damages for breaches of their fiduciary duty as directors, unless they violate their duty of loyalty to us or our stockholders, act in bad faith, knowingly or intentionally violate the law, authorize illegal dividends or redemptions or derive an improper personal benefit from their action as directors. We intend to obtain insurance that insures our directors and officers against certain losses and that insures us against our obligations to indemnify the directors and officers.

RELATED PARTY TRANSACTIONS

      Other than compensation agreements and other arrangements which are described in the “Management” section of this prospectus and the transactions described below, since January 1, 2001, there has not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $60,000 and in which any of our directors, executive officers, holders of more than five percent of any class of our voting securities or any member of the immediate family of the foregoing persons had or will have a direct or indirect material interest.

      We believe that we have executed all of the transactions set forth below on terms no less favorable to us than we could have obtained from unaffiliated third parties. It is our intention to ensure that all future transactions between us and our officers, directors and principal stockholders and their affiliates are approved by a majority of our board of directors, including a majority of the independent and disinterested members of the board of directors, and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

Summit Partners Investment

      In March 2001, we issued and sold the following securities to affiliates of Summit Partners:

•	our 12% senior subordinated debentures in the aggregate principal amount of $15.0 million;

•	an aggregate of $5.0 million of our series A redeemable preferred stock; and

•	an aggregate of $10.0 million of our series B redeemable convertible preferred stock.

The affiliates of Summit Partners together hold all of the outstanding securities of each type listed above. Of those securities, our series B redeemable convertible preferred stock is the only class of voting securities.

Indebtedness of Directors and Executive Officers

      Prior to the March 2001 Summit Partners transaction, the persons listed in the table below, all of whom were our directors and executive officers at the time and each of whom currently owns more than five percent of our common stock, were indebted to us in the amounts listed. The loans to Mr. Tetrault and Mr. FitzMaurice, and a portion of the loans to Mr. Wallace and Mr. Berman, were repaid by their foregoing S corporation dividends owed to them in the first quarter of 2001. Mr. Wallace and Mr. Berman repaid the remaining portions of these loans in full at the closing of the Summit Partners transaction. Mr. Berman was our General Counsel, Secretary and Treasurer, and a member of our board of directors, until December 31, 2003.

	Maximum Amount of
Name	Loan Outstanding	Interest Rate

Robert G. Wallace	$1,645,052	6.11% compounded monthly
Tobias Berman	$1,550,937	5.80% compounded monthly
Gregory A. Tetrault	$309,463	6.11% compounded monthly
Patrick A. FitzMaurice	$287,181	6.36% compounded monthly

Director and Executive Officer Common Stock Redemption

      Immediately following the closing of the March 2001 Summit Partners transaction, we used an aggregate of $25.0 million of the proceeds to redeem common stock owned by the persons listed in the table below, all of whom were our directors and executive officers at the time and each of whom currently owns more than five percent of our common stock.

Value of Common
Name	Stock Redeemed

Robert G. Wallace	$6,500,000
Tobias Berman	$9,000,000
Gregory A. Tetrault	$6,500,000
Patrick A. FitzMaurice	$3,000,000

Registration Rights

      In connection with the March 2001 Summit Partners transaction, we entered into a registration rights agreement with the Summit Partners affiliates with respect to the shares of common stock into which their series B redeemable convertible preferred stock is convertible. For more information regarding this agreement, see “Description of Capital Stock — Registration Rights.”

Lease Guarantees

      In June 2000, Messrs. Wallace and Berman each guaranteed one of the two leases for our headquarters in East Northport, New York. The rent obligations under the lease are described in the following table and do not include required tax payments to the landlord.

Period	Monthly Rent

October 1, 2000 to March 31, 2004	$18,750
April 1, 2004 to September 30, 2007	$20,834
October 1, 2007 to September 30, 2010	$22,917

2002 Stock Option Plan

      In March 2002, we created our 2002 Stock Option Plan, under which eligible employees and directors could be granted options to purchase shares of our common stock from Mr. Berman. In 2002 and 2003, upon the recommendation of the compensation committee of our board of directors, Mr. Berman granted options to purchase an aggregate of 1,000,000 shares of our common stock to employees and a member of our board. No more options may be granted pursuant to the 2002 Stock Option Plan. The following table provides information with respect to the number of options granted by Mr. Berman, the exercise prices of the options and the potential proceeds to Mr. Berman assuming all of the options are exercised in full prior to their termination or expiration.

			Potential Aggregate
	Number of	Purchase Price	Proceeds to
Year	Options Granted	Per Share	Mr. Berman

2002	838,000	$0.95	$796,100
2003	162,000	$3.00	$486,000

	1,000,000		$1,282,100

      In 2002, employees exercised options under the 2002 Stock Option Plan to purchase an aggregate of 71,000 shares from Mr. Berman, with aggregate proceeds to Mr. Berman of approximately $67,000. As of May 1, 2004, no other options have been exercised. We have not received and will not receive any of the proceeds from the exercise of options under the 2002 Stock Option Plan.

Consulting Arrangement

      Beginning in April 2004, we have paid Mr. Berman $15,000 per month in exchange for consulting services. We expect to pay this monthly amount to Mr. Berman until the closing of this offering.

PRINCIPAL STOCKHOLDERS AND SELLING STOCKHOLDER

      The following table sets forth information with respect to the beneficial ownership of our common stock as of May 1, 2004 by:

•	each person or group of affiliated persons whom we know to beneficially own more than five percent of our common stock;

•	each of our directors;

•	each named executive officer; and

•	all of our directors and executive officers as a group.

      Unless otherwise indicated, the address of each beneficial owner listed below is c/o Sybari Software, Inc., 353 Larkfield Road, East Northport, New York 11731.

      In the table, the number of shares of our common stock beneficially owned before the offering assumes our redemption of all outstanding shares of our series A redeemable preferred stock, and the automatic conversion of all outstanding shares of our series B redeemable convertible preferred stock into 5,000,000 shares of our common stock. Except as noted in footnote 2 to the table, none of the persons named in the table is selling shares in this offering.

      The percentage of shares beneficially owned before the offering is based on 20,002,500 shares of our common stock outstanding as of May 1, 2004, after giving effect to the automatic conversion of our series B redeemable convertible preferred stock. Percentage of shares beneficially owned after the offering reflects the            shares of our common stock to be issued and sold by us in this offering. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The following table includes shares of our common stock issuable within 60 days of May 1, 2004 upon the exercise of all options and other rights beneficially owned by the indicated person on that date. Unless otherwise indicated, the persons named in the table have sole voting power and sole investment power with respect to all shares beneficially owned.

	Number of Shares	Percentage of Shares Beneficially Owned
	Beneficially Owned
Name of Beneficial Owner	Before the Offering	Before the Offering	After the Offering

5% Stockholders:
Summit Partners affiliates(1)	5,000,000	25.0%		%
Tobias Berman(2)	3,879,000	19.4%		%
Directors and Executive Officers:
Robert G. Wallace	3,000,000	15.0%		%
Gregory A. Tetrault	3,900,000	19.5%		%
Patrick A. FitzMaurice	1,400,000	7.0%		%
James Shanahan(3)	100,000	*	*
Edwin A. Bescherer, Jr.(4)	—	*	*
John R. Carroll(5)	—	*	*
Anthony J. Redmond(6)	—	*	*
Thomas S. Roberts(1)	5,000,000	25.0%		%
Richard J. Sullivan(7)	50,000	*	*
Directors and Executive Officers as a group (9 persons)(8)	13,450,000	67.0%		%

*	Less than 1%.

(1)	Consists of: 3,349,050 shares owned by Summit Ventures V, L.P.; 560,020 shares owned by Summit V Companion Fund, L.P.; 68,450 shares owned by Summit V Advisors Fund, L.P.; 224,000 shares owned by Summit V Advisors Fund (QP), L.P.; 767,500 shares owned by Summit Subordinated Debt Fund II, L.P.; and 30,980 shares owned by Summit Investors III, L.P. (such entities collectively referred to as “Summit Partners”). Summit Partners, LLC is the general partner of Summit Partners V, L.P. Summit Partners V, L.P. is the general partner of Summit Ventures V, L.P., Summit V Companion Fund, L.P., Summit V Advisors Fund (QP), L.P. and Summit V Advisors Fund, L.P. Stamps, Woodsum & Co. IV is the managing member of Summit Partners SD II, LLC. Summit Partners SD II, LLC is the general partner of Summit Subordinated Debt Fund II, L.P. Summit Partners, LLC and Stamps, Woodsum & Co. IV, through a five-person investment committee composed of certain of their members, has voting and dispositive authority over the shares held by each of these entities and Summit Investors III, L.P. and, therefore, beneficially owns such shares. Decisions of the investment committee are made by a majority vote of its members and, as a result, no single member of the investment committee has voting or dispositive authority over the shares. Thomas S. Roberts, one of our directors, and E. Roe Stamps, Stephen G. Woodsum, Gregory M. Avis, Walter G. Kortschak, Martin J. Mannion, Bruce R. Evans, Joseph F. Trustey, Kevin P. Mohan, Peter Y. Chung, Scott C. Collins and Robert V. Walsh are the members of Summit Partners, LLC, and each disclaims beneficial ownership of the shares held by Summit Partners, except to the extent of his pecuniary interest therein. Thomas S. Roberts, one of our directors, and E. Roe Stamps, Stephen G. Woodsum, Gregory M. Avis, Walter G. Kortschak, Martin J. Mannion, Bruce R. Evans, Joseph F. Trustey, Kevin P. Mohan, and Peter Y. Chung are general partners of Stamps, Woodsum & Co. IV, and each disclaims beneficial ownership of the shares held by Summit Partners, except to the extent of his pecuniary interest therein. The principal address of Summit Partners is 222 Berkeley Street, 18th Floor, Boston, MA 02114.
(2)	Includes 929,000 shares which are purchasable from Mr. Berman pursuant to options granted under the 2002 Stock Option Plan. See “Related Party Transactions — 2002 Stock Option Plan.” Mr. Berman was our General Counsel, Secretary and Treasurer, and a member of our board of directors, until December 31, 2003. Mr. Berman has granted the underwriters of this offering an option to purchase up to shares, exercisable not later than 30 days after the date of this prospectus, only to cover over-allotments. See the “Underwriting” section of this prospectus. If the underwriters exercise this option in full, Mr. Berman will beneficially own shares after this offering, or % of the shares of common stock outstanding.
(3)	Includes 30,000 shares issuable upon the exercise of currently exercisable stock options.
(4)	Does not include 55,000 shares first issuable more than 60 days after May 1, 2004 upon the exercise of a stock option.
(5)	Mr. Carroll, a principal of Summit Partners, does not have voting or dispositive power with respect to the shares held by the Summit Partners affiliates described in footnote 1 to this table and disclaims beneficial ownership of these shares.
(6)	Does not include 50,000 shares first issuable more than 60 days after May 1, 2004 upon the exercise of a stock option.
(7)	Consists of 50,000 shares issuable upon the exercise of currently exercisable stock options.
(8)	Includes 80,000 shares issuable upon the exercise of currently exercisable stock options.

DESCRIPTION OF CAPITAL STOCK

General

      The following description of our common stock and preferred stock and the relevant provisions of our amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon the closing of this offering are summaries and are qualified by reference to our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part.

      Upon the closing of this offering, our authorized capital stock will consist of                      shares of our common stock, par value $0.01 per share, and                      shares of our preferred stock, par value $0.01 per share.

      As of May 1, 2004, we had outstanding:

•	15,002,500 shares of common stock, held of record by 15 stockholders;

•	1,000,000 shares of series A redeemable preferred stock; and

•	50 shares of series B redeemable convertible preferred stock.

      Upon the completion of this offering, we will redeem all outstanding shares of series A redeemable preferred stock and all outstanding shares of series B redeemable convertible preferred stock will automatically convert into an aggregate of 5,000,000 shares of common stock.

Common Stock

      Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of our common stock are entitled to receive ratably those dividends, if any, as may be declared by our board of directors out of funds legally available for dividends, subject to any preferential dividend rights of any outstanding preferred stock. Upon our liquidation, dissolution or winding up, our common stockholders are entitled to receive ratably our net assets available, if any, after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Preferred Stock

      Upon the closing of this offering, there will be no shares of preferred stock outstanding. Our board of directors will be authorized, without further stockholder approval, to issue from time to time up to an aggregate of                      shares of preferred stock in one or more series and to fix the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series of preferred stock, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designation of series. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock. Any such issuance could also have the effect of delaying, deferring or preventing a change in control of our company. For more information, see “Anti-Takeover Effects of Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws.”

Options

      As of May 1, 2004, there were outstanding options to purchase a total of 539,000 shares of our common stock, of which options to purchase 419,000 shares were exercisable. We have an additional                      shares of our common stock reserved for issuance under our 2004 Stock Incentive Plan. Because we intend to file a registration statement on Form S-8 as soon as practicable following the closing of this offering, any shares issued upon exercise of these options will be immediately available for sale in the public market, subject to the terms of any lock-up agreements entered into with the underwriters. For more information, see “Management” and “Shares Eligible for Future Sale.”

Registration Rights

      Pursuant to the terms of a registration rights agreement, the holders of 20,000,000 shares of our common stock, after giving effect to the conversion of all outstanding shares of our series B redeemable convertible preferred stock upon the completion of this offering, will be entitled to certain rights with respect to the registration of those shares under the Securities Act. The registration rights agreement provides that if we determine to register any of our securities under the Securities Act, either for our own account or for the account of a security holder or holders, the holders of registration rights are entitled to written notice of the registration and are entitled to include their shares of our common stock in the registration. In addition, certain of the holders of registration rights may demand us to use all commercially reasonable efforts to effect the registration of their shares of our common stock. We are not required to effect more than two of these demand registrations. We are required to use our best efforts to qualify for registration on Form S-3, and if we so qualify, the holders of registration rights shall each have unlimited rights to request registrations on Form S-3. All of these registration rights are subject to certain conditions and limitations, including the right of underwriters to limit the number of shares included in an offering. We are required to pay all registration expenses except any underwriting discounts and applicable selling commissions.

Limitations on Liability

      Our amended and restated certificate of incorporation limits or eliminates the liability of our directors to us or our stockholders for monetary damages to the fullest extent permitted by the Delaware General Corporation Law. As permitted by the Delaware General Corporation Law, our amended and restated certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability:

•	for any breach of such person’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;

•	for payment of dividends or approval of stock repurchases or redemptions that are prohibited by Section 174 of the Delaware General Corporation Law; and

•	for any transaction resulting in receipt by such person of an improper personal benefit.

      Our amended and restated certificate of incorporation also contains provisions indemnifying our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. We intend to obtain directors’ and officers’ liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, errors and other wrongful acts.

      We also intend to enter into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our amended and restated certificate of incorporation and amended and restated bylaws. We believe that these agreements are necessary to attract and retain qualified directors and executive officers.

Anti-Takeover Effects of Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

      Upon the completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. Subject to some exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding certain shares; or

•	on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of a least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

      A business combination includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Except as otherwise specified in Section 203 of the Delaware General Corporation Law, an interested stockholder is defined to include (1) any person that owns or, within the prior three years, did own, 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and (2) the affiliates and associates of any such person. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

      In addition, various provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, which provisions will be in effect upon the closing of the offering and are summarized in the following paragraphs, may have an anti-takeover effect and may discourage, delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

      Board Of Directors Vacancies. Our amended and restated certificate of incorporation authorizes our board of directors to fill vacant directorships or increase the size of the board of directors. This may deter a stockholder from removing incumbent directors and simultaneously gaining control of our board of directors by filling the vacancies created by this removal with its own nominees.

      Advance Notice Requirements For Stockholder Proposals And Directors’ Nominations. Our amended and restated bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide us timely notice thereof in writing. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the date of the preceding year’s notice of annual meeting provided with respect to the previous year’s annual meeting of stockholders. However, if no annual meeting of stockholders was held in the previous year or the date of the annual meeting of stockholders has been changed to be more than 30 calendar days earlier than or 70 calendar days after this anniversary, notice by the stockholder, to be timely, must be so received not more than 120 days prior to the annual meeting of stockholders nor later than the later of:

•	90 days prior to the annual meeting of stockholders; and

•	the close of business on the 10th day following the date on which notice of the date of the meeting is made public.

      Our amended and restated bylaws also specify certain requirements as to the form and content of a stockholders’ notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

      Authorized But Unissued Shares. The authorized but unissued shares of our common stock and preferred stock are available for future issuance without stockholder approval, subject to various limitations imposed by the Nasdaq Stock Market. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of us by means of a proxy context, tender offer, merger or otherwise.

      Our amended and restated certificate of incorporation requires the affirmative vote of not less than two-thirds of the outstanding shares of our capital stock entitled to vote generally in the election of directors (considered for this purpose as a single class) cast at a meeting of our stockholders called for that purpose, to repeal, alter, amend or rescind the provisions in our amended and restated certificate of incorporation relating to:

•	directors;

•	stockholder meetings;

•	limitations on director liability;

•	indemnification;

•	amendment of our bylaws; or

•	business combinations.

      Our amended and restated certificate of incorporation requires the affirmative vote as specified in the Delaware General Corporation Law to amend any other provision of our amended and restated certificate of incorporation.

      To repeal, alter, amend or rescind our amended and restated bylaws, our amended and restated certificate of incorporation and our amended and restated bylaws require the affirmative vote of not less than two-thirds of the outstanding shares of our capital stock entitled to vote generally in the election of directors (considered for this purpose as a single class) cast at a meeting of our stockholders called for that purpose, or the affirmative vote of at least two-thirds of our board of directors. This provision may have the effect of making it difficult for a third party to acquire us.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is                     .

SHARES ELIGIBLE FOR FUTURE SALE

      Sales of substantial amounts of our common stock in the public market could adversely affect the prevailing market price of our common stock. Furthermore, sales of substantial amounts of our common stock in the public market after the lapse of certain contractual and legal restrictions on resale described below could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

      Upon the closing of this offering, we will have outstanding an aggregate of                      shares of our common stock, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options. Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless such shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. The remaining                      shares of our common stock held by existing stockholders are “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144, Rule 144(k) or Rule 701 under the Securities Act, which rules are summarized below. The following table illustrates the shares of our common stock eligible for sale in the public market:

Number of
Shares	Date

After the date of this prospectus, freely tradable shares sold in this offering and shares saleable under Rule 144(k) that are not subject to the 180-day lock-up
90 days and more from the date of this prospectus, shares saleable under Rule 144 or Rule 701 that are not subject to the 180-day lock-up
After 180 days from the date of this prospectus, the 180-day lock-up is released and these shares are saleable under Rule 144 (subject, in some cases, to volume limitations), Rule 144(k) or Rule 701
After 180 days from the date of this prospectus, restricted securities that are held for less than one year are not yet saleable under Rule 144

Lock-up Agreements

      All of our directors, officers and principal stockholders, and certain of our other stockholders and optionholders, holding in the aggregate                      shares, have signed lock-up agreements under which they have agreed with the underwriters that, subject to certain exceptions, for a period of 180 days following the date of this prospectus, they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock. Transfers can be made sooner with the prior written consent of SG Cowen & Co., LLC.

Rule 144

      In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (1) 1% of the number of shares of our common stock then outstanding, which will equal approximately                      shares immediately after the offering, and (2) the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about us.

Rule 144(k)

      Under Rule 144(k), a person who is not one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise contractually restricted, “144(k)” shares may be sold immediately upon completion of this offering.

Rule 701

      In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases shares from us in connection with a compensatory stock plan or other written agreement is eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Registration Rights

      After this offering, and subject to the lock-up agreements, the holders of 20,000,000 shares of our common stock will be entitled to certain rights with respect to the registration of those shares under the Securities Act. For more information, see “Description of Capital Stock — Registration Rights.” After such registration, these shares of our common stock will become freely tradable without restriction under the Securities Act. These sales could have a material adverse effect on the prevailing market price of our common stock.

Stock Plans

      Immediately after this offering, we intend to file a registration statement under the Securities Act covering                      shares of common stock that may be purchased under our 2002 Stock Option Plan, 2003 Stock Option Plan, 2004 Stock Incentive Plan and Employee Stock Purchase Plan. We expect this registration statement to be filed and to become effective as soon as practicable after the effective date of this offering.

      As of May 1, 2004, options to purchase 1,468,000 shares of our common stock were issued and outstanding under our 2002 Stock Option Plan and 2003 Stock Option Plan, of which options to purchase 1,348,000 shares are currently exercisable. Upon exercise, the shares underlying these options will be eligible for sale in the public market from time to time, subject to vesting provisions, Rule 144 volume limitations applicable to our affiliates and, in the case of some options, the expiration of lock-up agreements.

UNDERWRITING

      We, the selling stockholder and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have severally agreed to purchase from us the number of shares of our common stock set forth opposite their names in the table below at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus as follows:

Number of
Name	Shares

SG Cowen & Co., LLC
Wachovia Capital Markets, LLC
Raymond James & Associates, Inc.

Total

      The underwriting agreement provides that the obligations of the underwriters to purchase the shares of our common stock offered hereby are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of other events specified in the underwriting agreement. The underwriters are severally committed to purchase all of the shares of common stock being offered by us if any shares are purchased.

      The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus. The underwriters may offer the common stock to securities dealers at the price to the public less a concession not in excess of $           per share. Securities dealers may reallow a concession not in excess of $           per share to other dealers. After the shares of common stock are released for sale to the public, the underwriters may vary the offering price and other selling terms from time to time.

      We and the selling stockholder have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to an aggregate of                     additional shares of our common stock at the public offering price set forth on the cover page of this prospectus less the underwriting discounts and commissions. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with the sale of our common stock offered hereby. If the over-allotment option is exercised in full, the underwriters will purchase additional shares from us and from the selling stockholder in approximately the same proportion as shown in the table above.

      The following table summarizes the compensation to be paid to the underwriters by us and the selling stockholder and the proceeds, before expenses, payable to us and the selling stockholder.

Total

		Without	With
	Per Share	Over-Allotment	Over-Allotment

Public offering price
Underwriting discount
Proceeds, before expenses, to us
Proceeds, before expenses, to the selling stockholder		—

      We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $          .

      We and the selling stockholder have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, and to contribute to payments the underwriters may be required to make in respect of any such liabilities.

      Other than with respect to                      shares to be sold by the selling stockholder if the underwriters exercise their over-allotment option, our directors, executive officers, stockholders and optionholders have agreed with the underwriters that, subject to certain exceptions, for a period of 180 days following the date of this prospectus, they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of common stock. SG Cowen & Co., LLC, on behalf of the underwriters, may, in its sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement. We have entered into a similar agreement with the underwriters. There are no agreements between the underwriters and any of our stockholders, optionholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

      The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Covered short sales are sales made in an amount not greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters may close out a covered short sale by exercising their over-allotment option or purchasing shares in the open market. Naked short sales are sales made in an amount in excess of the number of shares available under the over-allotment option. The underwriters must close out any naked short sale by purchasing shares in the open market. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Penalty bids may have the effect of deterring syndicate members from selling to people who have a history of quickly selling their shares. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the shares of common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be commenced and discontinued at any time.

      Prior to this offering, there has been no public market for shares of our common stock. Consequently, the initial public offering price will be determined by negotiations between us and the underwriters. The various factors to be considered in these negotiations include prevailing market conditions, the market capitalizations and the states of development of other companies that we and the underwriters believed to be comparable to us, estimates of our business potential, our results of operations in recent periods, the present state of our development and other factors deemed relevant.

LEGAL MATTERS

      The validity of the common stock offered hereby will be passed upon for us by Proskauer Rose LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Hale and Dorr LLP, New York, New York.

EXPERTS

      Our consolidated financial statements included in this prospectus and the related consolidated financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors as stated in their reports, appearing herein and elsewhere in the registration statement, and are included in reliance upon the reports of such firm and upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      We have filed with the Securities and Exchange Commission a registration statement on Form S-1 (including exhibits and schedules thereto) under the Securities Act of 1933 with respect to the common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement. For further information about us and the shares of common stock to be sold in the offering, please refer to the registration statement and the exhibits and schedules thereto. Statements contained in this prospectus about the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement. To have a complete understanding of any such document, you should read the entire document filed as an exhibit.

      You may read and copy all or any portion of the registration statement or any other document we file at the Securities and Exchange Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C., 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our Securities and Exchange Commission filings, including the registration statement, will also be available to you on the Securities and Exchange Commission’s website at http://www.sec.gov.

      As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. We intend to furnish our stockholders with annual reports containing audited consolidated financial statements and make available quarterly reports for the first three quarters of each year containing unaudited consolidated financial information.

SYBARI SOFTWARE, INC

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of

Sybari Software, Inc.

      We have audited the accompanying consolidated balance sheets of Sybari Software, Inc. (the “Company”) and subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2003. Our audits also included the consolidated financial statement schedule listed in Item 16(b). These consolidated financial statements and the consolidated financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and the consolidated financial statement schedule based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

Jericho, New York

May 13, 2004

SYBARI SOFTWARE, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

			Unaudited
			Pro Forma
			Redeemable
	December 31,		Securities and
			Stockholders’ Deficit
	2002	2003	December 31, 2003

			(See Note 2)
ASSETS
Current assets:
Cash and cash equivalents	$5,371	$10,236
Accounts receivable, net of allowance for doubtful accounts of $115 and $342 in 2002 and 2003, respectively	7,821	11,595
Prepaid expenses and other current assets	577	1,188
Deferred royalty costs	2,919	2,541
Deferred income taxes, net	5,661	6,541

Total current assets	22,349	32,101
Property and equipment, net	2,431	2,587
Deferred royalty costs	931	1,021
Deferred income taxes, net	2,240	4,410
Other assets	366	233

Total assets	$28,317	$40,352

LIABILITIES, REDEEMABLE SECURITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued expenses	$6,470	$10,567
Current portion of deferred revenues	26,764	32,196

Total current liabilities	33,234	42,763
Long-term portion of deferred revenues	10,087	14,280
Subordinated notes payable, net	12,811	13,345

Total liabilities	56,132	70,388

Redeemable securities:
Series A redeemable preferred stock, $0.01 par value; 1,000,000 shares authorized, issued and outstanding; 1,000,000 pro forma shares authorized, issued and outstanding (aggregate liquidation preference of $6,187)	4,226	5,054	5,054
Series B redeemable convertible preferred stock, $0.01 par value; 50 shares authorized, issued and outstanding; no pro forma shares authorized, issued and outstanding (aggregate liquation preference of $12,372)	13,548	14,739	—

Total redeemable securities	17,774	19,793	5,054

Commitments and contingencies
Stockholders’ deficit:
Preferred stock, $0.01 par value; no shares authorized, issued and outstanding; no pro forma shares authorized, issued and outstanding	—	—	—
Common stock, $0.01 par value, 40,000,000 shares authorized; 20,000,000 shares issued and 15,000,000 shares outstanding at December 31, 2002 and 20,002,500 shares issued and 15,002,500 shares outstanding at December 31, 2003; 40,000,000 pro forma shares authorized; 20,002,500 pro forma shares issued and outstanding	200	200	200
Accumulated deficit	(28,785)	(31,151)	(32,217)
Treasury stock at cost, 5,000,000 shares at December 31, 2002 and 2003; no pro forma shares	(15,805)	(15,805)	—
Accumulated other comprehensive loss, net	(1,199)	(3,073)	(3,073)

Total stockholders’ deficit	(45,589)	(49,829)	(35,090)

Total liabilities, redeemable securities and stockholders’ deficit	$28,317	$40,352

See notes to consolidated financial statements

SYBARI SOFTWARE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	Year Ended December 31,

	2001	2002	2003

License and maintenance revenues	$15,880	$30,916	$38,263
Cost of revenues	3,469	5,746	5,779

Gross profit	12,411	25,170	32,484

Operating expenses:
Selling and marketing	11,418	14,992	16,902
Product development	5,090	5,207	7,573
General and administrative	3,529	4,861	6,227
Non-cash stock-based compensation(1)	140	863	90

Total operating expenses	20,177	25,923	30,792

Income (loss) from operations	(7,766)	(753)	1,692

Other expense (income), net:
Interest expense	1,661	2,585	2,700
Other expense (income), net	103	(183)	(128)

Total other expense (income), net	1,764	2,402	2,572

Loss before benefit from income taxes	(9,530)	(3,155)	(880)
Benefit from income taxes	6,208	685	435

Net loss	(3,322)	(2,470)	(445)
Accretion and accrued dividends on preferred stock	(1,295)	(1,745)	(2,019)

Net loss attributable to common stockholders	$(4,617)	$(4,215)	$(2,464)

Basic and diluted net loss attributable to common stockholders per common share	$(0.28)	$(0.28)	$(0.16)

Weighted average shares used to compute net loss attributable to common stockholders per common share — basic and diluted	16,205,479	15,000,000	15,001,057

Unaudited pro forma basic and diluted net loss attributable to common stockholders per common share			$(0.06)

Weighted average shares used to compute unaudited pro forma net loss attributable to common stockholders per common share — basic and diluted			20,001,057

(1)	Non-cash stock-based compensation consists of:

	Year Ended December 31,

	2001	2002	2003

Selling and marketing	$—	$739	$—
Product development	140	—	—
General and administrative	—	124	90

Total non-cash stock-based compensation	$140	$863	$90

See notes to consolidated financial statements

SYBARI SOFTWARE, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

(in thousands, except share amounts)

	Common Stock						Accumulated
							Other
			Additional		Treasury Stock		Comprehensive	Total	Comprehensive
	Shares		Paid in	Accumulated			Income	Stockholders’	Income
	Issued	Amount	Capital	Deficit	Shares	Amount	(Loss)	Deficit	(Loss)

BALANCE AT JANUARY 1, 2001	20,000,000	$10	$—	$(12,452)	—	$—	$(20)	$(12,462)
Change in par value of common stock	—	190	(190)	—	—	—	—	—
Value of preferred stock beneficial conversion feature	—	—	1,765	—	—	—	—	1,765
Accrual of preferred stock dividends	—	—	(609)	(302)	—	—	—	(911)
Accretion of discounts, issuance costs and beneficial conversion feature relating to preferred stock	—	—	(222)	(162)	—	—	—	(384)
Stock based compensation	—	—	140	—	—	—	—	140
Deferred tax effect of discount on debt issued to preferred stockholders	—	—	(884)	—	—	—	—	(884)
Redemption of common stock	—	—	—	—	(5,000,000)	(15,805)	—	(15,805)
Dividend distributions	—	—	—	(9,195)	—	—	—	(9,195)
Comprehensive loss:
Foreign currency translation income, net of income tax expense of $63	—	—	—	—	—	—	115	115	$115
Net loss	—	—	—	(3,322)	—	—	—	(3,322)	(3,322)

Total comprehensive loss									$(3,207)

BALANCE AT DECEMBER 31, 2001	20,000,000	200	—	(25,433)	(5,000,000)	(15,805)	95	(40,943)
Accrual of preferred stock dividends	—	—	(610)	(597)	—	—	—	(1,207)
Accretion of discounts, issuance costs and beneficial conversion feature relating to preferred stock	—	—	(253)	(285)	—	—	—	(538)
Stock based compensation	—	—	863	—	—	—	—	863
Comprehensive loss:
Foreign currency translation loss, net of income tax benefit of $697	—	—	—	—	—	—	(1,294)	(1,294)	$(1,294)
Net loss	—	—	—	(2,470)	—	—	—	(2,470)	(2,470)

Total comprehensive loss									$(3,764)

BALANCE AT DECEMBER 31, 2002	20,000,000	200	—	(28,785)	(5,000,000)	(15,805)	(1,199)	(45,589)
Accrual of preferred stock dividends	—	—	(98)	(1,343)	—	—	—	(1,441)
Accretion of discounts, issuance costs and beneficial conversion feature relating to preferred stock	—	—	—	(578)	—	—	—	(578)
Exercise of stock options	2,500	—	8	—	—	—	—	8
Stock based compensation	—	—	90	—	—	—	—	90
Comprehensive loss:
Foreign currency translation loss, net of income tax benefit of $1,009	—	—	—	—	—	—	(1,874)	(1,874)	$(1,874)
Net loss	—	—	—	(445)	—	—	—	(445)	(445)

Total comprehensive loss									$(2,319)

BALANCE AT DECEMBER 31, 2003	20,002,500	$200	$—	$(31,151)	(5,000,000)	$(15,805)	$(3,073)	$(49,829)

See notes to consolidated financial statements

SYBARI SOFTWARE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,

	2001	2002	2003

Cash flows from operating activities:
Net loss	$(3,322)	$(2,470)	$(445)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization of deferred royalty costs	2,595	4,119	3,677
Depreciation and amortization	399	600	822
Deferred income taxes, net	(7,319)	(832)	(2,041)
Non-cash stock-based compensation	140	863	90
Provision for doubtful accounts	90	78	294
Amortization of debt discount and issuance costs	281	304	534
Loss on disposal of property and equipment	—	—	8
Changes in operating assets and liabilities:
Deferred revenues	14,096	3,470	5,857
Deferred royalty costs	(4,669)	(3,613)	(3,389)
Accounts receivable	(4,169)	257	(3,241)
Prepaid expenses and other assets	(219)	117	(301)
Accounts payable and accrued expenses	3,331	834	3,724
Other liabilities	(19)	—	—

Net cash provided by operating activities	1,215	3,727	5,589

Cash flows from investing activities:
Purchase of property and equipment	(1,287)	(1,070)	(807)
Proceeds from sale of property and equipment	—	—	2
Due from stockholders	1,941	—	—

Net cash provided by (used in) investing activities	654	(1,070)	(805)

Cash flows from financing activities:
Proceeds from issuance of long term debt, net of issuance costs of $468	12,226	—	—
Proceeds from issuance of Series A redeemable preferred stock, net of issuance costs of $114	2,977	—	—
Proceeds from issuance of Series B redeemable convertible preferred stock, net of issuance costs of $518	13,522	—	—
Purchase of treasury stock	(15,805)	—	—
Distributions paid to stockholders	(12,446)	—	—
Proceeds from exercise of stock options	—	—	8

Net cash provided by financing activities	474	—	8

Effect of exchange rate fluctuations on cash	(2)	6	73

Net increase in cash and cash equivalents	2,341	2,663	4,865
Cash and cash equivalents, beginning of year	367	2,708	5,371

Cash and cash equivalents, end of year	$2,708	$5,371	$10,236

Supplemental disclosures of cash flow information:
Cash paid for:
Income taxes	$225	$870	$819

Interest	$923	$2,166	$2,281

See notes to consolidated financial statements

SYBARI SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Business and Organization

      Sybari Software, Inc. (the “Company”) and subsidiaries is a global provider of antivirus, anti-spam and content filtering security software products. The Company’s server-based products are used in electronic messaging and collaboration environments to protect organizations from viruses, spam and the transmission of other forms of inappropriate content. The Company’s products integrate multiple third-party antivirus and anti-spam technologies with content filtering and policy enablement tools to strengthen the security of complex electronic messaging and collaboration systems.

      In April 2004, the Company, which had previously been incorporated in New York, reincorporated in Delaware.

2.	Summary of Significant Accounting Policies

Principles of Consolidation

      The consolidated financial statements of the Company include the accounts of the Company and its subsidiaries. All inter-company accounts and transactions are eliminated in consolidation.

Pervasiveness of Estimates

      The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of consolidated assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of consolidated revenues and expenses during the reported period. Actual results may differ from those estimates.

Cash and Cash Equivalents

      Cash equivalents consist of highly liquid investments with insignificant interest rate risk and original maturities of three months or less at the date of acquisition.

Property and Equipment

      Property and equipment are stated at cost and depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, which range from 1 to 10 years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the respective assets. Improvements are capitalized while expenditures for maintenance and repairs are charged to expense as incurred.

Software Development Costs

      In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed,” the Company capitalizes certain software development costs once technological feasibility is established. To date, the establishment of technological feasibility of the Company’s products and general release have substantially coincided. As a result, the Company has not capitalized any internal software development costs since costs qualifying for such capitalization have not been significant.

Software Developed for Internal Use

      In accordance with the American Institute of Certified Public Accountants Statement of Position (“SOP”) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal

SYBARI SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Use,” the Company capitalizes costs of software, consulting services, hardware and payroll related costs incurred to purchase or develop internal-use software, when technological feasibility has been established, completion of the project is probable and the software will be used as intended. The Company expenses costs incurred during preliminary project assessment, research and development, re-engineering, training and application maintenance.

      Capitalized internal use software costs, which totaled $0, $481,000 and $98,000 during the years ended December 31, 2001, 2002 and 2003, respectively, are amortized over a period of three years, which is the estimated useful life of the software.

Revenue Recognition

      The Company recognizes revenues in accordance with SOP No. 97-2, “Software Revenue Recognition,” as amended by SOP No. 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions.” These statements provide guidance for recognizing revenues related to sales by software vendors.

      The Company generates revenues from the sale of software licenses and maintenance services. The Company recognizes revenues when the following criteria are met:

•	there is persuasive evidence of an arrangement with a customer;

•	the Company delivers the products or services;

•	fees are fixed or determinable; and

•	collection is probable.

      The Company’s customers typically enter into license and maintenance agreements, which are generally 24 months in duration and for a fixed number of users. Upon entering into these agreements, the Company typically invoices customers for the full amounts due under the agreements. Generally, payments are due for the full term of the agreement within 30 days of invoicing. The Company assesses whether collection is probable based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. If, in the Company’s judgment, collection of a fee is not probable, the Company will not begin to recognize revenues from the agreement until the uncertainty is removed, which is generally upon receipt of payment in full. Maintenance, which includes the right to unspecified upgrades, on a when-and-if available basis, and ongoing technical support, is generally bundled for the entire term of the license and maintenance agreement. In connection with these license and maintenance agreements, the Company recognizes revenues ratably on a straight-line basis over the term of the agreement if the four recognition criteria noted above have been met. Upon expiration of the license and maintenance agreements, customers who wish to renew typically do so at a discount to their original subscription price or the then-current list price.

      A limited number of the Company’s customers have entered into perpetual license agreements, generally with 12 to 24 month maintenance terms. In such cases, the Company generally allocates revenues to each component of the perpetual arrangement using the residual value method. Under the residual method, revenues are recognized when vendor-specific objective evidence of fair value exists for all of the undelivered elements in the arrangement, such as maintenance, but does not exist for one or more of the delivered elements in the arrangement, such as the software product. Each arrangement requires careful analysis to ensure that all of the individual elements in the transaction have been identified, along with the fair value of each undelivered element. The Company allocates revenues to the undelivered maintenance element based upon its fair value. The fair value of the maintenance portion of the Company’s arrangement is generally based on substantive renewal rates included in the sales arrangements. If evidence of fair value cannot be established for the undelivered maintenance element of a perpetual

SYBARI SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

agreement, the entire amount of revenues from the arrangement is deferred and recognized ratably over the maintenance term, consistent with the ratable recognition of license and maintenance revenues described above.

      License and maintenance revenues that the Company recognized on a ratable basis over the term of the customer agreements totaled $15,700,000 or 99% of total revenues for the year ended December 31, 2001, $30,389,000 or 98% of total revenues for the year ended December 31, 2002 and $37,027,000 or 97% of total revenues for the year ended December 31, 2003.

      Immediately recognized perpetual license revenues totaled $180,000 or 1% of total revenues for the year ended December 31, 2001, $527,000 or 2% of total revenues for the year ended December 31, 2002 and $1,236,000 or 3% of total revenues for the year ended December 31, 2003.

      The Company’s license and maintenance agreements generally do not include acceptance provisions. An acceptance provision generally allows a customer to test the software for a defined period of time before committing to the agreement. If an agreement includes an acceptance provision, the Company does not record deferred revenues or recognize revenues until the earlier of customer acceptance or the expiration of the acceptance period.

      The Company records deferred revenues or revenues from sales to third-party resellers, value-added resellers and distributors when all four of the revenue recognition criteria noted above are met. To the extent a referral fee is paid to a third party when the Company sells directly to the end user, the Company recognizes the referral fee as a selling expense upon entering into sales arrangements.

      Deferred revenues, which are included in the Company’s consolidated balance sheets, represent the amounts of the Company’s sales arrangements in excess of the amounts recognized as revenues. The Company defines its sales arrangements as the total amount of recognized revenues and deferred revenues associated with new and renewed license and maintenance agreements in a given period.

Cost of Revenues

      Cost of revenues primarily consists of amortization of third-party royalty costs, technical support personnel costs and allocated overhead. The Company allocates overhead, such as rent and occupancy charges and depreciation expense to all departments based on headcount.

Deferred Royalty Costs

      Deferred royalty costs, which are included in the Company’s consolidated balance sheets, represent royalty costs paid to third-party technology partners for software that the Company licenses, in excess of the amounts recognized as expenses. Royalty costs, which are included in cost of revenues in the Company’s consolidated statements of operations, are amortized to expense as license revenues are recognized.

Sales Commissions

      Sales commissions, which are included in selling and marketing in the Company’s consolidated statements of operations, are primarily based on the total amount of sales arrangements in a given period. The Company typically records the entire amount of the sales commissions as an expense upon entering into the related sales arrangements with the customer.

SYBARI SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Advertising Costs

      Advertising costs, which are included in selling and marketing in the Company’s consolidated statements of operations, are expensed as incurred and totaled $1,275,000, $660,000 and $473,000 for the years ended December 31, 2001, 2002 and 2003, respectively.

Research and Development

      Research and development expenditures, which are included in product development in the Company’s consolidated statements of operations, primarily consist of development personnel costs and allocated overhead. Research and development expenditures totaled approximately $3,368,000, $3,111,000, and $4,588,000 for the years ended December 31, 2001, 2002, and 2003, respectively.

Foreign Currency

      The functional currency of the majority of the Company’s foreign subsidiaries is their local currency, primarily the euro. Accordingly, all assets and liabilities are translated into U.S. dollars at the current exchange rate at the applicable balance sheet date. Revenues and expenses are translated at the average exchange rate prevailing during the period. The effects of these translation adjustments are recorded in accumulated other comprehensive income (loss) as a separate component of stockholders’ deficit.

      Foreign currency transaction gains and losses, which to date have not been significant, are included in the consolidated statements of operations.

Non-Cash Stock-Based Compensation

      The Company accounts for stock option grants in accordance with Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” and complies with the disclosure provisions of SFAS No. 123, “Accounting for Stock Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” Under APB Opinion No. 25, compensation expense is recognized over the vesting period based on the difference, if any, at the date of grant between the fair value of the Company’s common stock and the exercise price.

SYBARI SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Pro forma information regarding net income (loss) and earnings (loss) per share has been determined as if the Company has accounted for its stock option plans under the fair value method of SFAS No. 123. The fair value of options issued under the plans was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions:

	For the Years
	Ended
	December 31,

	2002	2003

Risk-free interest rate:
2002 Stock Option Plan	4.6%	2.1%
2003 Stock Option Plan	N/A	2.1%
Expected life (in years):
2002 Stock Option Plan	4	3
2003 Stock Option Plan	N/A	3
Expected dividend yield:
2002 Stock Option Plan	0%	0%
2003 Stock Option Plan	N/A	0%
Expected stock price volatility:
2002 Stock Option Plan	0%	0%
2003 Stock Option Plan	N/A	0%

      See Note 8 for a description of the 2002 Stock Option Plan and the 2003 Stock Option Plan.

      The minimum value method was developed for use in estimating the fair value of options granted by nonpublic entities and, accordingly, excludes consideration of volatility. The weighted average fair value of options granted under the 2002 Stock Option Plan and the 2003 Stock Option Plan during the years ended December 31, 2002 and 2003, was $1.19 and $0.33, respectively. There were no stock options granted during the year ended December 31, 2001.

      For purposes of pro forma disclosures, the estimated fair value of the Company’s options is amortized to expense over the options’ vesting periods. The Company’s pro forma net loss and net loss per common share would approximate the following:

	Year Ended December 31,

	2001	2002	2003

	(in thousands, except per share
	amounts)
Net loss attributable to common stockholders — as reported	$(4,617)	$(4,215)	$(2,464)
Add: Employee stock compensation expenses based on APB No. 25	—	863	90
Deduct: Employee stock compensation expenses based on SFAS No. 123	—	(997)	(200)

Pro forma net loss attributable to common stockholders	$(4,617)	$(4,349)	$(2,574)

Basic and diluted net loss attributable to common stockholders per common share
As reported	$(0.28)	$(0.28)	$(0.16)

Pro forma	$(0.28)	$(0.29)	$(0.17)

SYBARI SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fair Value of Financial Instruments

      The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value because of their short-term maturities. The carrying amount of long-term debt approximates fair value based on interest rates currently available for instruments with similar terms.

Income Taxes

      The Company recognizes deferred taxes using the asset and liability method, in accordance with SFAS No. 109, “Accounting for Income Taxes,” in which deferred income taxes are determined based on differences between the financial reporting and tax basis of assets and liabilities, using the enacted tax laws and rates in effect for the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

      Prior to March 30, 2001, the Company elected to be taxed as an S corporation. As a result, instead of the Company’s payment of corporate income taxes, the stockholders reported their pro rata share of the Company’s items of income, deductions, losses and credits. Accordingly, no income tax provision or deferred tax amounts were recorded prior to this date.

      Subsequent to March 30, 2001, concurrent with the issuance of preferred stock described in Note 7, the Company became a C corporation for income tax reporting purposes and recorded a deferred tax benefit of $4,270,000. See Note 4 for a pro forma tax provision for the year ended December 31, 2001.

Long-Lived Assets

      The Company evaluates the recoverability of its long-lived assets in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The Company reviews its long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. An impairment loss is recognized whenever the carrying amount of a long-lived asset exceeds the expected future cash flows, on an undiscounted basis, to be generated from the assets, including eventual disposition. If such review indicates that the carrying amount of long-lived assets is not recoverable, the carrying amount of such assets is reduced to fair value.

Concentration of Credit Risk

      Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents and accounts receivable. Cash and cash equivalents are deposited with high credit quality financial institutions. The Company maintains an allowance for doubtful accounts based upon the expected collectibility of accounts receivable. No customer accounted for more than 10% of net accounts receivable at December 31, 2002 and 2003, respectively, and no customer represented more than 10% of revenues during the years ended December 31, 2001, 2002 or 2003.

Comprehensive Income (Loss)

      Comprehensive income (loss) is recorded directly to a separate section of stockholders’ deficit and includes unrealized gains and losses excluded from the consolidated statement of operations. These unrealized gains and losses consist of foreign currency translation adjustments.

SYBARI SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Unaudited Pro Forma Redeemable Securities and Stockholders’ Deficit

      As described in Note 7, upon completion of the Company’s qualified initial public offering, the Series B redeemable convertible preferred stock outstanding as of the closing date, will automatically be converted into an aggregate of 5,000,000 shares of common stock.

      Unaudited pro forma redeemable securities and stockholders’ deficit at December 31, 2003, as adjusted for the conversion of the Series B redeemable convertible preferred stock outstanding at December 31, 2003, is disclosed on the accompanying balance sheet.

Basic and Diluted Net Loss and Unaudited Pro Forma Net Loss Per Share

      Basic net loss attributable to common stockholders per common share is calculated by dividing net loss attributable to common stockholders for the period by the weighted average common shares outstanding during the period. Diluted net loss attributable to common stockholders per common share is calculated by dividing the net loss attributable to common stockholders for the period by the weighted average common shares outstanding, adjusted for all dilutive potential common share equivalents including shares issuable upon the exercise of stock options. Common share equivalents are excluded from the calculation if their effect is anti-dilutive. The total number of common share equivalents excluded from the calculation of diluted net loss attributable to common stockholders per common share was 5,000,000 (related to the Company’s Series B redeemable convertible preferred stock) for the years ended December 31, 2001 and 2002, and 5,433,000 (5,000,000 related to the Company’s Series B redeemable convertible preferred stock and 433,000 related to the Company’s 2003 Stock Option Plan) for the year ended December 31, 2003, respectively. Because the Company’s Series A redeemable preferred stock is not convertible into shares of common stock, the Series A redeemable preferred stock is not considered a common share equivalent.

      Unaudited pro forma basic and diluted net loss attributable to common stockholders per common share has been computed as described above and also gives effect to the conversion of the Series B redeemable convertible preferred stock that will occur upon completion of the Company’s qualified initial public offering as described in Note 7. The Company has included the equivalent number of common shares from the conversion of the Series B redeemable convertible preferred stock and excluded the accretion of Series B preferred stock dividends of $964,000 and the accretion of the beneficial conversion feature of $227,000 in the pro forma calculation. The preferred stock is assumed converted because its terms require conversion upon a qualified initial public offering.

New Accounting Pronouncements

      In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities.” The interpretation defines variable interest entities as those in which equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or entities in which equity investors lack certain essential characteristics of a controlling financial interest. The primary beneficiary of a variable interest entity is the party that, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity, absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both. The primary beneficiary is required to consolidate the financial position and results of operations of the variable interest entity. In December 2003, the Financial Accounting Standards Board issued revisions to FASB Interpretation No. 46, resulting in multiple effective dates based on the characteristics as well as the creation dates of the variable interest entities, but in no case will an effective date be later than our first quarter of 2004. The adoption of FASB Interpretation No. 46 is not expected to have a material effect on the Company’s consolidated financial statements.

SYBARI SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The requirements of this statement apply to issuers’ classification and measurement of freestanding financial instruments, including those that comprise more than one option or forward contract. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material effect on the Company’s consolidated financial statements.

      In December 2003, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 104, “Revenue Recognition,” which updates and summarizes the Commission’s views on the application of generally accepted accounting principles to revenue recognition in financial statements. The Company believes that its revenue recognition policies conform to the requirements of Staff Accounting Bulletin No. 104.

3.	Property and Equipment

      Property and equipment, net, consist of the following:

	December 31,

	2002	2003

	(in thousands)
Computer equipment	$1,568	$2,076
Furniture, fixtures and leasehold improvements	1,472	1,918
Software and capitalized software	710	826

Subtotal	3,750	4,820
Less accumulated depreciation	(1,319)	(2,233)

Total property and equipment, net	$2,431	$2,587

      Depreciation and amortization expense related to property and equipment amounted to $399,000, $600,000 and $822,000 for the years ended December 31, 2001, 2002 and 2003, respectively.

SYBARI SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.     Income Taxes

      The following table presents the U.S. and foreign components of loss before benefit from income taxes and the benefit from income taxes:

	Year Ended December 31,

	2001	2002	2003

	(in thousands)
(Loss) income before benefit from income taxes:
U.S.	$(5,803)	$(703)	$(1,023)
Outside the U.S.	(3,727)	(2,452)	143

Total loss before benefit from income taxes	$(9,530)	$(3,155)	$(880)

(Provision) benefit from income taxes:
Current:
Federal	$(748)	$—	$(1,022)
State	(189)	(21)	(322)
Foreign	(174)	(126)	(262)

	(1,111)	(147)	(1,606)

Deferred:
Federal	6,068	699	1,199
State	1,251	133	842

	7,319	832	2,041

Total benefit from income taxes	$6,208	$685	$435

      The benefit from taxes reconciles to the amount computed by applying the statutory federal rate of 34% to loss before taxes as follows:

	Year Ended December 31,

	2001	2002	2003

	(in thousands)
Computed expected tax benefit	$3,240	$1,073	$299
State taxes, net of federal benefits	219	74	343
Foreign income taxed at different rates	(1,441)	(960)	(213)
Adjustment to prior year taxes	—	—	(159)
Change in tax status	4,270	—	—
Export sales benefit	8	251	21
Research and development credit	167	146	298
Other	(255)	101	(154)

Benefit from income taxes	$6,208	$685	$435

Effective tax rate	65.1%	21.7%	49.4%

SYBARI SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The components of the Company’s deferred tax assets (liabilities) consist of the following:

	December 31,

	2002	2003

	(in thousands)
Deferred revenues	$9,376	$10,800
Deferred royalty costs	(1,475)	(1,421)
Section 481(a) cash to accrual adjustment	(385)	(200)
Discount on debt issued to preferred stockholders	(660)	(473)
Subsidiaries’ net operating loss carryforwards available to reduce foreign income taxes	2,652	2,497
Non-cash stock-based compensation	331	344
Other	714	1,901

	10,553	13,448
Valuation allowance for deferred tax assets	(2,652)	(2,497)

	$7,901	$10,951

      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. Management considers the level of historical taxable income, scheduled reversals of deferred taxes, projected future taxable income, and tax planning strategies that can be implemented by the Company in making this assessment. The Company has established a valuation allowance as of December 31, 2002 and 2003 of $2,652,000 and $2,497,000, respectively, against certain foreign net operating loss carryforwards, which begin expiring in 2006, because it believes that it is more likely than not that such carryforwards will not be realized. At December 31, 2003, the Company did not have any undistributed earnings related to foreign subsidiaries.

      Effective March 30, 2001 (see Note 2), the Company’s S corporation status was terminated and the Company began operations as a C Corporation. If the Company had operated as a C corporation since January 1, 2001, the pro forma income tax benefit for the year ended December 31, 2001 would have been $1,980,000. The following sets forth pro forma net loss attributable to common stockholders and pro forma net loss attributable to common stockholders per common share amounts assuming the Company operated as a C corporation throughout the year ended December 31, 2001 (in thousands, except share and per share amounts):

Loss before benefit for income taxes	$(9,530)
Pro forma income tax benefit	1,980

Pro forma net loss	(7,550)
Accretion and accrued dividends on preferred stock	(1,295)

Pro forma net loss attributable to common stockholders	$(8,845)

Pro forma basic and diluted net loss attributable to common stockholders per common share	$(0.55)

Weighted average shares used to compute pro forma net loss attributable to common stockholders per common share — basic and diluted	16,205,479

SYBARI SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      No pro forma disclosure is required for the years ended December 31, 2002 and 2003 as the Company operated as a C corporation during those years.

5.	Operating Segment and Geographic Information

      The Company reports its operating segments in accordance with SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information,” which established standards for reporting information about operating segments in annual financial statements and for related disclosures about products and services, geographic areas and major customers. The Company operates in one reportable segment.

      Revenues and identifiable long-lived assets by geographical regions are as follows:

	Year Ended December 31,

	2001	2002	2003

	(in thousands)
License and maintenance revenues:
United States and Canada	$11,525	$19,881	$19,793
Europe, Middle East and Africa	4,347	10,869	17,992
Asia-Pacific and other	8	166	478

Total	$15,880	$30,916	$38,263

	December 31,

	2002	2003

Identifiable long-lived assets:
United States and Canada	$1,636	$1,541
Europe, Middle East and Africa	1,094	1,216
Asia-Pacific and other	67	63

Total	$2,797	$2,820

6.	Long-Term Debt

      Concurrent with the March 30, 2001 issuance of preferred stock (Note 7), the Company entered into two substantially identical subordinated promissory notes (“Notes”) with affiliates of certain of the Company’s principal stockholders. The aggregate $15,000,000 principal amount of the Notes, including accrued and unpaid interest thereon, is due and payable upon the earlier of March 30, 2006 or the closing of certain defined liquidity events, including the initial public offering of securities with aggregate proceeds of at least $50 million. The Notes, as amended, have a stated interest rate of 12% for 2001, 15% for the period from January 2002 to September 2003 and 12% thereafter until the March 30, 2006 maturity date. Proceeds to the Company amounted to $14,532,000, net of issuance costs of $468,000. Because the Notes were concurrently issued with the Series A redeemable preferred stock and Series B redeemable convertible preferred stock in a single transaction, the Company allocated the proceeds from this debt and equity issuance based on the relative fair market value of these securities. The Company estimated the fair market value of these securities based on several factors including trends in the broad market for technology stocks and prevailing market interest rates, as well as an independent third-party valuation. The $12,694,000 relative fair market value of the debt resulted in a $2,306,000 discount to the $15,000,000 face value of the Notes. The Company is amortizing the debt discount and the issuance costs using the effective interest method over the life of the Notes.

SYBARI SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Notes are subject to certain covenant restrictions, including minimum earnings before interest, taxes, depreciation and amortization and net cash flow from operations criteria.

      Interest expense for the Notes was $1,661,000, $2,585,000 and $2,700,000 for the years ended December 31, 2001, 2002 and 2003, respectively, of which $281,000, $304,000 and $534,000, respectively, represented non-cash interest expense related to amortization of debt discount and issuance costs.

7.	Redeemable Securities and Stockholders’ Deficit

      On March 30, 2001, the Company changed the par value of its common stock to $0.01 per share, increased the number of authorized shares of common stock to 40,000,000 shares and authorized 1,000,050 shares of preferred stock, par value $0.01 per share, of which 1,000,000 shares were designated Series A redeemable preferred stock (“Series A preferred stock”) and 50 shares were designated Series B convertible redeemable preferred stock (“Series B preferred stock”).

      On March 30, 2001, the Company issued 1,000,000 shares of Series A preferred stock and 50 shares of Series B preferred stock to affiliates of certain of the Company’s principal stockholders for proceeds of $5,000,000 and $10,000,000, respectively. Issuance costs were $114,000 and $518,000 for the Series A preferred stock and Series B preferred stock, respectively. As discussed in Note 6, the cash proceeds from the Notes and the Series A preferred stock and Series B preferred stock were allocated based on the relative fair market value of the debt and equity securities. The $3,091,000 Series A preferred stock relative fair market value resulted in a $1,909,000 discount to the $5,000,000 face value of the Series A preferred stock. The $14,040,000 Series B preferred stock relative fair market value resulted in a $4,040,000 premium to the $10,000,000 face value of the Series B preferred stock. The Series A preferred stock discount and related issuance costs are being amortized using the effective interest method to the March 2006 and 2007 redemption dates, as discussed below.

      The terms of the Series A preferred stock and Series B preferred stock are as follows:

     Dividends

      The holders of Series A preferred stock and Series B preferred stock are entitled to receive cumulative dividends, compounded annually, when and if declared by the Company’s Board of Directors, in preference and priority to any payments of dividends to holders of the Company’s common stock. As of December 31, 2003, cumulative unpaid Series A and Series B dividends were $1,187,000 and $2,372,000, respectively.

     Conversion

      Shares of the Series A preferred stock are not convertible.

      Shares of the Series B preferred stock may be converted into common stock of the Company at the preferred stockholders’ option, and automatically in the event of an underwritten public offering of the Company’s common stock with aggregate gross proceeds of at least $50 million and with a public offering price per share equal to at least $6.00 per share, as adjusted for stock splits or similar events. Each share of Series B preferred stock is currently convertible into 100,000 shares of common stock. Such conversion rate is subject to anti-dilution adjustment provisions.

      Since the conversion price was less than the relative fair market value of the Company’s common stock on the date the Series B preferred stock purchase agreement was executed (“Series B commitment date”), the Company recorded the fair value of the beneficial conversion feature (“BCF”) in the amount of $1,765,000 as a reduction (discount) to the Series B preferred stock in accordance with Emerging Issues Task Force Issue No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments.” Accordingly, the BCF was determined using the intrinsic value method, which is defined as the

SYBARI SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

“accounting conversion price” per share, less the fair market value of a share of common stock on the Series B commitment date, multiplied by the number of common shares into which the Series B preferred stock can be converted. The BCF is being accreted using the effective interest method to the March 2006 and 2007 redemption dates, as discussed below.

     Liquidation

      In the event of any liquidation, dissolution or winding up of the Company, the holders of Series A preferred stock are entitled to be paid out of the assets available for distribution, in preference to any payment to the holders of common stock and Series B preferred stock, an amount of $5.00 per share, plus any dividends accumulated but unpaid (“Series A Liquidation Amount”). In the event of any liquidation, dissolution or winding up of the Company, the holders of Series B preferred stock are entitled to be paid out of the assets available for distribution, in preference to any payment to the holders of common stock (but subordinated to payments to the holders of more senior preferred stock), the greater of (a) $200,000 per share, plus any dividends declared but unpaid or (b) an amount per share of Series B preferred stock as would have been payable had each share of Series B preferred stock been converted into common stock immediately before a liquidity event, as defined, plus any dividends accumulated but unpaid (“Series B Liquidation Amount”).

     Redemption

      The Series A preferred stock is redeemable upon the closing of an initial public offering with aggregate gross proceeds of at least $50 million and with a public offering price per share equal to at least $6.00 per share, as adjusted for stock splits or similar events. The holders of the Series A preferred stock may require the Company to redeem all or any portion of the shares upon closing of certain defined liquidity events other than an initial public offering, liquidation, dissolution or winding up of the Company. Additionally, the holders of the Series A preferred stock may require the Company to redeem, pro rata from all holders (i) on or after March 30, 2006, an amount equal to 50% of the aggregate number of shares of Series A preferred stock outstanding and (ii) on or after March 30, 2007, an amount equal to the aggregate number of shares of Series A preferred stock remaining outstanding as of such date.

      Such redemption would be at the Series A Liquidation Amount, payable in cash.

      If the Company has not consummated the closing of certain defined liquidity events on or prior to March 30, 2006, the holders of a majority of the Series B preferred stock may require the Company to redeem, pro rata from all holders (i) on or after March 30, 2006, an amount equal to 50% of the aggregate number of shares of Series B preferred stock outstanding as of such date and (ii) on or after March 30, 2007, an amount equal to the aggregate number of shares of Series B preferred stock remaining outstanding as of such date.

      Such redemption would be at the Series B Liquidation Amount, payable in cash.

      As a result of the Series A preferred stock and Series B preferred stock redemption features, the fair value of these preferred securities has been classified outside of stockholders’ deficit. Currently, the circumstances necessary for these preferred securities to be redeemable are not probable and, therefore, the Series A preferred stock and Series B preferred stock have not been reclassified as either a liability or a component of equity. In the future, should a redemption event become probable, the preferred securities would be reclassified as a liability and their value adjusted. Any adjustment in value would be recorded as an adjustment of equity.

SYBARI SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Voting

      The holders of Series A preferred stock are entitled to vote on certain limited corporate matters.

      The holders of Series B preferred stock are entitled to one vote for each share of common stock into which such preferred stock can be converted on all corporate matters.

      The Series A preferred stock and Series B preferred stock activity is summarized as follows:

	Series A	Series B
	preferred stock	preferred stock

	(in thousands)
Balance at January 1, 2001	$—	$—
Face value	5,000	10,000
Issuance costs	(114)	(518)
(Discount)/premium on Series A preferred stock and Series B preferred stock resulting from allocation of the relative fair market value	(1,909)	4,040
Beneficial conversion feature	—	(1,765)
Accretion of Series A preferred stock and Series B preferred stock dividends	304	607
Accretion of discount, issuance costs and beneficial conversion feature of Series A preferred stock and Series B preferred stock	220	164

Balance at December 31, 2001	3,501	12,528
Accretion of Series A preferred stock and Series B preferred stock dividends	406	801
Accretion of discount, issuance costs and beneficial conversion feature of Series A preferred stock and Series B preferred stock	319	219

Balance at December 31, 2002	4,226	13,548
Accretion of Series A preferred stock and Series B preferred stock dividends	477	964
Accretion of discount, issuance costs and beneficial conversion feature of Series A preferred stock and Series B preferred stock	351	227

Balance at December 31, 2003	$5,054	$14,739

     Treasury Stock

      On March 30, 2001, the Company redeemed 5,000,000 shares of common stock, representing 25% of the outstanding shares of common stock of the Company, for $25,000,000. The fair value of the common stock on the date of this transaction was $15,805,000. This amount was recorded as the value of these shares which were returned to the status of treasury stock. The remaining $9,195,000 was recorded as a dividend distribution.

SYBARI SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Common Stock

      The common stockholders are entitled to dividends and other distributions from legally available funds, when and if declared by the Board of Directors, subject to the preferential rights of holders of Series A preferred stock and Series B preferred stock. Each share of common stock is entitled to one vote.

      Effective February 2002, the Board of Directors declared a 100,000-for-one stock split of the Company’s common stock, effected in the form of a stock dividend. Par value of the common stock remained at $0.01 per share. All references in the financial statements and these related notes to the number of shares of common stock have been restated to give retroactive effect to the stock split for all periods presented.

      As of December 31, 2003, 5,000,000 shares of common stock, representing an approximately 25% ownership interest in the Company, were reserved for future issuance to affiliates of certain of the Company’s principal stockholders upon the conversion of Series B preferred stock.

     Founder Stock Purchase

      In September 2001, one of the Company’s founding stockholders purchased 150,000 shares of common stock from an employee at a price of $5.00 per share. Because the stockholder who purchased these shares was a significant affiliated stockholder, at the time of the purchase, the Company recorded non-cash stock-based compensation expense of $140,000, representing the difference between the estimated fair market value of the Company’s common stock on the purchase date and the $5.00 per share purchase price. The Company determined the estimated fair market value of its common stock based upon several factors, including trends in the broad market for technology stocks and an independent third-party valuation.

8.	Benefit and Stock Option Plans

401(k) Plan

      The Company is a sponsor of a qualified defined contribution 401(k) plan covering all eligible employees. The 401(k) plan provides for an annual contribution by the Company at the discretion of the Board of Directors. There were no Company contributions to the 401(k) plan for the years ended December 31, 2001, 2002 and 2003.

     2002 Stock Option Plan

      In March 2002, one of the Company’s founding stockholders granted certain employees and a member of the Board of Directors options to purchase an aggregate of 838,000 shares of common stock held by that stockholder at an exercise price of $0.95 per share (“2002 Plan”). All of these options were vested as of the date of grant. The options granted are exercisable over a period of five years. Because the stockholder who granted these options was a significant affiliated stockholder, the Company recorded non-cash stock-based compensation expense of $863,000, as of the time of the option grants. This amount represents the difference between the estimated fair market value of the Company’s common stock on the date of grant and the exercise price of these options, multiplied by the number of shares underlying the options granted. The Company determined the estimated fair market value of its common stock based upon several factors, including trends in the broad market for technology stocks and an independent third-party valuation.

      In June 2003, under the 2002 Plan, the same founding stockholder granted certain employees options to purchase an aggregate of 162,000 shares of common stock held by that stockholder at an exercise price of $3.00 per share, the estimated fair market value of the Company’s common stock on the date of grant. The Company determined the estimated fair market value of its common stock based on several factors,

SYBARI SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

including trends in the broad market for technology stocks and an independent third-party valuation. All of these options were vested as of the date of grant. The options granted are exercisable over a period of five years.

      No more options may be granted pursuant to the 2002 Plan. The Company has not received and will not receive any of the proceeds from the exercise of options under the 2002 Plan.

      The following table summarizes the activity of the stock option grants issued by the founding stockholder under the 2002 Plan that were outstanding and exercisable at December 31, 2003:

		Options Outstanding

	Options	Number	Weighted-
	Available for	of	Average
	Grant	Shares	Exercise Price

Options outstanding at January 1, 2002	—	—	$—
Shares reserved under 2002 Plan	1,000,000	—	$—
Granted	(838,000)	838,000	$0.95
Exercised	—	(71,000)	$0.95

Options outstanding at December 31, 2002	162,000	767,000	$0.95
Granted	(162,000)	162,000	$3.00

Options outstanding at December 31, 2003	—	929,000	$1.31

      There were no founding stockholder stock option grants under the 2002 Plan during the year ended December 31, 2001.

      The following table summarizes information about the founding stockholder stock option grants under the 2002 Plan, which were outstanding as of December 31, 2003 (in thousands, except per share amounts and lives):

	Options Outstanding			Options Exercisable

		Weighted-
		Average	Weighted-		Weighted-
		Remaining	Average		Average
Exercise		Contractual	Exercise		Exercise
Price	Shares	Life	Price	Shares	Price

		(in years)
$0.95	767,000	3.3	$0.95	767,000	$0.95
$3.00	162,000	4.5	$3.00	162,000	$3.00

$0.95-$3.00	929,000	3.5	$1.31	929,000	$1.31

     2003 Stock Option Plan

      Effective June 2003, the Company’s Board of Directors established the 2003 Incentive and Nonqualified Stock Option Plan (“2003 Plan”), under which the Company may issue non-qualified and incentive stock options for directors, officers and employees. A total of 1,000,000 shares of common stock have been reserved for issuance under the 2003 Plan. These options vest as determined by the Board of Directors.

      Under the terms of the 2003 Plan, the exercise price for the shares subject to an option shall be determined by the Company’s Board of Directors, provided that the exercise price per share of any incentive stock option shall not be less than 100% of the fair market value of a share as of the date the option is granted (110% in the case of an incentive stock option granted to a 10% stockholder).

SYBARI SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In June 2003, the Company granted 420,000 stock options to employees to purchase shares of its common stock at an exercise price of $3.00 per share, the estimated fair market value of the Company’s common stock on the date of grant. The Company determined the estimated fair market value of its common stock based upon several factors, including trends in the broad market for technology stocks and an independent third-party valuation. The options granted are exercisable over a period of ten years.

      In December 2003, the Board of Directors approved a stock option grant to an officer to purchase 30,000 shares of the Company’s common stock at an exercise price of $3.00 per share. The options granted are exercisable over a period of ten years. These options were vested in December 2003. At the time of the Board’s approval, the Company recorded non-cash stock-based compensation expense of $90,000, representing the difference between the $6.00 estimated fair market value of its common stock on the date of grant and the exercise price of these options. The Company determined the estimated fair market value of its common stock based on several factors, including trends in the broad market for technology stocks and the anticipated offering price of its initial public offering.

      In January 2004, the Company granted 120,000 non-qualified stock options to certain employees and members of the Board of Directors to purchase shares of its common stock at an exercise price of $6.00 per share, the estimated fair market value of its common stock on the date of grant.

      On May 12, 2004, the Board of Directors approved stock option grants to certain employees to purchase 90,000 shares of the Company’s common stock contingent upon the consummation of an initial public offering at an exercise price per share equal to the Company’s initial public offering price.

      The following table summarizes the activity of the stock option grants issued by the Company under the 2003 Plan that were outstanding and exercisable at December 31, 2003:

		Options Outstanding

	Options	Number	Weighted-
	Available for	of	Average
	Grant	Shares	Exercise Price

Options outstanding at January 1, 2003	—	—	$—
Shares reserved under 2003 Plan	1,000,000	—	$—
Granted	(450,000)	450,000	$3.00
Exercised	—	(2,500)	$3.00
Forfeited	14,500	(14,500)	$3.00

Options outstanding at December 31, 2003	564,500	433,000	$3.00

      There were no Company stock option grants under the 2003 Plan during the years ended December 31, 2001 and 2002.

      The following table summarizes information about the Company’s stock option grants under the 2003 Plan, which were outstanding as of December 31, 2003 (in thousands, except per share amounts and lives):

	Options Outstanding			Options Exercisable

Weighted-
		Average	Weighted-		Weighted-
		Remaining	Average		Average
Exercise		Contractual	Exercise		Exercise
Price	Shares	Life	Price	Shares	Price

(in years)
$3.00	433,000	9.5	$3.00	433,000	$3.00

SYBARI SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	Accounts Payable and Accrued Expenses

      Accounts payable and accrued expenses consist of the following as of December 31:

	2002	2003

	(in thousands)
Accounts payable	$2,310	$4,084
Accrued payroll and related expenses	2,172	3,886
Other accrued expenses	1,413	2,137
Accrued interest expense relating to subordinated promissory notes	575	460

Total	$6,470	$10,567

10.	Commitments and Contingencies

      Leases — The Company leases equipment, office facilities and vehicles under non-cancelable operating leases, which expire through September 2010. Total rent expense was $788,000, $966,000 and $1,157,000 for the years ended December 31, 2001, 2002 and 2003, respectively.

      Future minimum rental payments under these leases are as follows (in thousands):

Operating
Leases

For the years ending December 31,
2004	$985
2005	703
2006	613
2007	456
2008	422
Thereafter	766

Total minimum lease payments	$3,945

      In 2000, certain founding stockholders each guaranteed one of the two office leases of the Company’s corporate headquarters. The rent obligations, excluding required tax payments, under the lease are as follows:

Period	Monthly Rent

October 1, 2000 to March 31, 2004	$18,750
April 1, 2004 to September 30, 2007	$20,834
October 1, 2007 to September 30, 2010	$22,917

      Royalties — The Company is obligated to pay royalty fees on the software license fees billed by the Company to its customers for the right to bundle the Company’s antivirus and anti-spam software with the antivirus and anti-spam software “scanning engines” of the entities entitled to the royalty. The agreements in effect at December 31, 2003 expire through 2007.

      Employment Agreements — The Company has employment agreements with various employees, which provide for annual base salaries and bonus payments based on operating performance. In addition, an employment agreement provided for a contingent compensation payment of $500,000 if certain events occur, as defined in the agreement. On May 13, 2004, this agreement was terminated.

Enterprise protection for mission-critical messaging and collaboration servers

                                                               Shares

Common Stock

PROSPECTUS

SG Cowen & Co.

Wachovia Securities

Raymond James

                    , 2004

Until                     , 2004, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

      The following table sets forth the estimated costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered. All costs and expenses of the selling stockholder, other than underwriting discounts and commissions, will be paid by the registrant.

Amount to
be Paid

SEC registration fee	$$7,285
NASD filing fee	6,250
Nasdaq National Market listing fee	*
Legal fees and expenses	*
Accounting fees and expenses	*
Printing and engraving expenses	*
Blue Sky fees and expenses	*
Transfer agent and registrar fees and expenses	*
Miscellaneous	*
Total	*

$ *

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers

      The registrant’s amended and restated certificate of incorporation in effect as of the date hereof and the registrant’s amended and restated certificate of incorporation to be in effect upon the closing of this offering (the “Certificate”) provide that, except to the extent prohibited by the Delaware General Corporation Law, as amended (the “DGCL”), the registrant’s directors shall not be personally liable to the registrant or its stockholders for monetary damages for any breach of fiduciary duty as directors of the registrant. Under the DGCL, the directors have a fiduciary duty to the registrant that is not eliminated by this provision of the Certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for any breach of the director’s duty of loyalty to the registrant or its stockholders, for acts or omissions not in good faith or that involve intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by the DGCL. This provision also does not affect the directors’ responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws. The registrant intends to obtain liability insurance for its officers and directors.

      Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) arising under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation’s bylaws, any agreement, a vote of stockholders or otherwise. The Certificate eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the DGCL and provides that the registrant shall, to the fullest extent permitted by the DGCL, fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was, or has agreed to become, a director or officer of the registrant, or is or was serving at the request of the registrant as a director, officer or trustee of or, in a similar capacity with, another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by or on behalf of such person in connection with such action, suit or proceeding and any appeal therefrom.

      The registrant intends to enter into agreements to indemnify its directors and executive officers, in addition to the indemnification provided for in the Certificate. The registrant believes that these agreements are necessary to attract and retain qualified directors and executive officers.

      At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the Certificate or the aforementioned indemnification agreements. The registrant is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Item 15.	Recent Sales of Unregistered Securities

      In the preceding three fiscal years, the Registrant has issued the following securities that were not registered under the Securities Act of 1933, as amended (the “Act”):

      Common Stock. As of February 4, 2002, in order to effect a 100,000-for-one stock split in the form of a stock dividend, the registrant issued an aggregate of 14,999,850 shares of common stock to Tobias Berman, Robert G. Wallace, Gregory A. Tetrault, Patrick A. FitzMaurice, Cheryl Levi, Alexander S. Berman, Ari D. Berman, Kenneth Toole, Thomas A. Buoniello and Rocco Donnino. On June 19, 2003, the registrant issued 1,000 shares of common stock to Sara Arpino, pursuant to the exercise of an option to purchase shares of common stock, for aggregate proceeds of $3,000. On June 24, 2003, the registrant issued 500 shares of common stock to Jorge Nieves, pursuant to the exercise of an option to purchase shares of common stock, for aggregate proceeds of $1,500. On September 27, 2003, the registrant issued 1,000 shares of common stock to Karen Ong, pursuant to the exercise of an option to purchase shares of common stock, for aggregate proceeds of $3,000. All such issuances were made under the exemption from registration provided by Section 4(2) of the Act, because the issuances did not involve any public offering.

      Summit Partners. On March 30, 2001, the registrant issued the following securities to affiliates of Summit Partners:

	12% Senior	Series A	Series B
	Subordinated	redeemable	redeemable convertible
	Debentures	preferred stock	preferred stock
Entity	(principal amount)	(shares/ proceeds)	(shares/ proceeds)

Summit Ventures V, L.P.	—	789,279/ $3,946,395	33.4905/ $6,698,100
Summit V Companion Fund, L.P.	—	131,982/ $659,910	5.6002/ $1,120,040
Summit V Advisors Fund, L.P.	—	16,133/ $80,665	0.6845/ $136,900
Summit V Advisors Fund (QP), L.P.	—	52,792/ $263,960	2.2400/ $448,000
Summit Subordinated Debt Fund II, L.P.	$14,863,656	—	7.675/ $1,535,000
Summit Investors III, L.P.	$136,344	9,814/ $49,070	0.3098/ $61,960

TOTAL	$15,000,000	1,000,000/ $5,000,000	50.0000/ $10,000,000

      The number of shares listed for series B redeemable convertible preferred stock reflects the actual shares issued, each of which shares will automatically convert into one hundred thousand shares of common stock upon the completion of the offering to which this registration statement relates. The issuance of securities to the affiliates of Summit Partners was made under the exemption from registration provided by Section 4(2) of the Act, because the issuance did not involve any public offering.

      Options. Of the options to purchase a total of 570,000 shares of common stock granted by the registrant to employees and directors pursuant to the registrant’s 2003 Stock Option Plan, options to purchase a total of 539,000 shares of common stock at a weighted average exercise price of $3.67 per share remained outstanding at May 1, 2004, and additionally, options to purchase a total of 28,500 shares of common stock had been cancelled through May 1, 2004. For a more detailed description of the registrant’s option plan, see “Management — 2003 Stock Option Plan” in Part I of this registration statement. All such grants were made under the exemptions from registration provided under Rule 701 and Section 4(2) of the Act.

Item 16.	Exhibits and Financial Statement Schedules

      (a) Exhibits.

Number		Description

1	.1*	Form of Underwriting Agreement
3.1		Certificate of Incorporation
3	.2*	Form of Certificate of Incorporation to be in effect upon closing of this offering
3.3		Bylaws
3	.4*	Form of Bylaws to be in effect upon closing of this offering
4	.1*	Specimen Common Stock certificate
4.2		Registration Rights Agreement dated as of March 30, 2001, as amended
4.3		See Exhibits 3.1 and 3.2 for provisions defining the rights of holders of common stock of the registrant
5	.1*	Opinion of Proskauer Rose LLP
10	.1*	Form of Director and Officer Indemnification Agreement
10.2		Employment Agreement between Sybari Software, Inc. and Anthony L. Pane dated December 9, 2003
10.3		2002 Stock Option Plan, as amended
10.4		2003 Incentive and Nonqualified Stock Option Plan
10	.5*	2004 Stock Incentive Plan
10	.6*	Employee Stock Purchase Plan
10	.7.1	Commercial Lease between Woodcotton Management, Inc. as landlord and Sybari Software, Inc. as tenant, with respect to a portion of the premises located at 351 Larkfield Road, East Northport, New York
10	.7.2	Commercial Lease between Woodcotton Management, Inc. as landlord and Sybari Software, Inc. as tenant, with respect to a portion of the premises located at 351 Larkfield Road, East Northport, New York
10	.7.3	Commercial Lease between Woodcotton Management, Inc. as landlord and Sybari Software, Inc. as tenant, with respect to a portion of the premises located at 351 Larkfield Road, East Northport, New York
10	.7.4	Amendment to Commercial Leases between Woodcotton Management, Inc. as landlord and Sybari Software, Inc. as tenant, with respect to portions of the premises located at 351 Larkfield Road, East Northport, New York
10.8		Agreement of Lease between Johanna Merson d/b/a Didit LLC as landlord and Sybari Software, Inc. as tenant, with respect to the premises located at 353-5 Larkfield Road, East Northport, New York
21	.1*	Subsidiaries
23.1		Consent of Deloitte & Touche LLP
23	.2*	Consent of Proskauer Rose LLP (included in Exhibit 5.1)
24.1		Powers of Attorney (See Signature Page)

*	To be filed by amendment.

(b)	Financial Statement Schedules.

      Schedule II — Valuation and Qualifying Accounts for the years ended December 31, 2001, 2002 and 2003.

Item 17.	Undertakings

      The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424 (b)(1) or (4), or 497(h) under the Securities Act of 1933, shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of East Northport, State of New York, on this 14th day of May, 2004.

SYBARI SOFTWARE, INC.

By:	/s/ ROBERT G. WALLACE

Robert G. Wallace
President and Chief Executive Officer

POWER OF ATTORNEY

      We, the undersigned directors and/or officers of Sybari Software, Inc. (the “Company”), hereby severally constitute and appoint Robert G. Wallace, James Shanahan and Anthony L. Pane, and each of them individually, with full powers of substitution and resubstitution, our true and lawful attorneys, with full powers to them and each of them to sign for us, in our names and in the capacities indicated below, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission, and any and all amendments to said Registration Statement (including post-effective amendments), and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of the Company, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title(s)	Date

/s/ ROBERT G. WALLACE Robert G. Wallace	President, Chief Executive Officer and Chairman of the Board of Directors (principal executive officer)	May 14, 2004

/s/ JAMES SHANAHAN James Shanahan	Chief Financial Officer (principal financial officer)	May 14, 2004

/s/ ANTHONY L. PANE Anthony L. Pane	Vice President of Finance and Chief Accounting Officer (principal accounting officer)	May 14, 2004

/s/ GREGORY A. TETRAULT Gregory A. Tetrault	Director	May 14, 2004

/s/ PATRICK A. FITZMAURICE Patrick A. FitzMaurice	Director	May 14, 2004

Signature	Title(s)	Date

/s/ EDWIN A. BESCHERER, JR. Edwin A. Bescherer, Jr.	Director	May 14, 2004

/s/ JOHN R. CARROLL John R. Carroll	Director	May 14, 2004

/s/ ANTHONY J. REDMOND Anthony J. Redmond	Director	May 14, 2004

/s/ THOMAS S. ROBERTS Thomas S. Roberts	Director	May 14, 2004

/s/ RICHARD J. SULLIVAN Richard J. Sullivan	Director	May 14, 2004

SYBARI SOFTWARE, INC.

SCHEDULE (II) — VALUATION AND QUALIFYING ACCOUNTS

For the Years Ended December 31, 2001, 2002 and 2003
(in thousands)

	Balance at	Charged to
	Beginning of	Costs and	Charged to			Balance at End
	Period	Expenses	Other		Deductions	of Period

Allowance for Accounts Receivable:
Year Ended December 31, 2001	$40	$90	$—		$(36)	$94
Year Ended December 31, 2002	94	78	—		(57)	115
Year Ended December 31, 2003	115	294	11	(A)	(78)	342
Valuation Allowance for Deferred Tax Assets:
Year Ended December 31, 2001	$473	$1,781	$—		$(473)	$1,781
Year Ended December 31, 2002	1,781	871	—		—	2,652
Year Ended December 31, 2003	2,652	829	—		(984)	2,497

(A)	Changes due to foreign currency exchange rate fluctuations.

S-1

INDEX TO EXHIBITS

Number		Description

1	.1*	Form of Underwriting Agreement
3.1		Certificate of Incorporation
3	.2*	Form of Certificate of Incorporation to be in effect upon closing of this offering
3.3		Bylaws
3	.4*	Form of Bylaws to be in effect upon closing of this offering
4	.1*	Specimen Common Stock certificate
4.2		Registration Rights Agreement dated as of March 30, 2001, as amended
4.3		See Exhibits 3.1 and 3.2 for provisions defining the rights of holders of common stock of the registrant
5	.1*	Opinion of Proskauer Rose LLP
10	.1*	Form of Director and Officer Indemnification Agreement
10.2		Employment Agreement between Sybari Software, Inc. and Anthony L. Pane dated December 9, 2003
10.3		2002 Stock Option Plan, as amended
10.4		2003 Incentive and Nonqualified Stock Option Plan
10	.5*	2004 Stock Incentive Plan
10	.6*	Employee Stock Purchase Plan
10	.7.1	Commercial Lease between Woodcotton Management, Inc. as landlord and Sybari Software, Inc. as tenant, with respect to a portion of the premises located at 351 Larkfield Road, East Northport, New York
10	.7.2	Commercial Lease between Woodcotton Management, Inc. as landlord and Sybari Software, Inc. as tenant, with respect to a portion of the premises located at 351 Larkfield Road, East Northport, New York
10	.7.3	Commercial Lease between Woodcotton Management, Inc. as landlord and Sybari Software, Inc. as tenant, with respect to a portion of the premises located at 351 Larkfield Road, East Northport, New York
10	.7.4	Amendment to Commercial Leases between Woodcotton Management, Inc. as landlord and Sybari Software, Inc. as tenant, with respect to portions of the premises located at 351 Larkfield Road, East Northport, New York
10.8		Agreement of Lease between Johanna Merson d/b/a Didit LLC as landlord and Sybari Software, Inc. as tenant, with respect to the premises located at 353-5 Larkfield Road, East Northport, New York
21	.1*	Subsidiaries
23.1		Consent of Deloitte & Touche LLP
23	.2*	Consent of Proskauer Rose LLP (included in Exhibit 5.1)
24.1		Powers of Attorney (See Signature Page)

*	To be filed by amendment.